FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A copy of 2014 annual report of Huaneng Power International, Inc. (the “Registrant”) filed by the Registrant with the Hong Kong Stock Exchange.

Huaneng Power International, Inc.

Stock Code: 902

2014 ANNUAL REPORT

The Objectives of the Company

As A Power Company, devoted to providing sufficient, reliable and eco-friendly energy to the community; as a listed company, devoted to creating long-term, stable and increasing returns for shareholders; and as a first class power producer, devoted to having excellency in operation, becoming a leading power enterprise in China and an advanced enterprise internationally.

Contents

Overview

2	Company Profile
6	Major Corporate Events in 2014
8	Financial Highlights
10	Letter to Shareholders
14	Management’s Discussion and Analysis
33	Corporate Governance Report
49	Social Responsibility Report
56	Investor Relations
60	Report of the Board of Directors
82	Report of the Supervisory Committee
87	Profiles of Directors, Supervisors and Senior Management
94	Corporate Information
96	Glossary

Financial statements prepared in accordance with International Financial Reporting Standards

97	Independent Auditor’s Report
99	Consolidated Statement of Comprehensive Income
101	Balance Sheets
104	Consolidated Statement of Changes in Equity
106	Statement of Changes in Equity
108	Consolidated Statement of Cash Flows
111	Notes to the Financial Statements

Financial statements reconciliation between PRC GAAP and IFRS

234	Financial statements reconciliation between PRC GAAP and IFRS

2        HUANENG POWER INTERNATIONAL, INC.    │    2014 ANNUAL REPORT

COMPANY PROFILE

Huaneng Power International, Inc. (“the Company”, “Huaneng Power” or “Huaneng International”) and its subsidiaries are mainly engaged in developing, constructing, operating and managing large-scale power plants throughout China. As at 31 December 2014, the Company is one of China’s largest listed power producers with controlling generation capacity of 70,484 MW and equity-based generation capacity of 63,757 MW, and its domestic power plants are located in 21 provinces, municipalities and autonomous regions. The Company also has a wholly-owned power company in Singapore.

The Company was incorporated on 30 June 1994. It completed its initial global public offering of 1,250,000,000 overseas listed foreign shares (“foreign shares”) in October 1994, which were listed on the New York Stock Exchange (Stock Code: HNP) in the United States by issuing 31,250,000 American Depository Shares (“ADS”). In January 1998, the foreign shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction (Stock Code: 902). Subsequently, in March 1998, the Company successfully completed a global placing of 250,000,000 foreign shares along with a private placing of 400,000,000 domestic shares. In November 2001, the Company successfully completed the issue of 350,000,000 A Shares (Stock Code: 600011) in the People’s Republic of China (“China”, “PRC”), of which 250,000,000 domestic public shares were listed on the Shanghai Stock Exchange. In December 2010, the Company completed the non-public issuance of 1,500,000,000 A Shares and 500,000,000 H Shares. In November 2014, the Company completed the non-public issuance of 365,000,000 H Shares. Currently, the total share capital of the Company amounts to approximately 14.42 billion shares.

The core business of the Company is to develop, construct and operate large-scale power plants throughout China by making use of modern technology and equipment and financial resources available domestically and internationally. As a power generation enterprise, the Company has been insisting on innovations in technologies, structure, and management since its incorporation; and on aspects regarding the advancement in power technologies and construction and management of power plant. The Company has been the pioneer and has created various milestones within the domestic power industry. The Company was the first to introduce a 600,000

3        HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

COMPANY PROFILE

kW supercritical generating unit into China and we also started operating the first domestically built single 1 million kW ultra-supercritical coal-fired generating unit, and the first digitalized 1 million kW ultra-supercritical coal- fired generating unit in China. We completed the construction of the first 1 million kW generating unit in the world using sea water desulphurization facilities and the 660,000 kW efficient ultra-supercritical coal-fired generating unit with the highest parameter in China. The Company was the first power company in China to get listed in New York, Hong Kong and Shanghai. The technical and economic indicators as well as the overall manpower efficiency of the Company have been remaining at the forefront in China’s power industry. The Company constantly optimizes the power structure and regional distribution, optimizes the development of thermal power, and constructs efficient and environmentally friendly units, heat and power co-generation units and power bases for coal and electricity integration in developed areas. We also strive to promote the development of efficient wind power projects, develop steam turbine generators in line with the actual conditions and invest in hydropower and nuclear power projects.

Throughout the years, with efforts in seeking expansion and operating our business in a prudent manner, the Company has expanded gradually with steady growth in competitive strengths. The success of the Company is attributable to its various advantages, including advantages in scale and equipment, advantages in strategic layout of power plants, strong support from major shareholders, sound corporate governance structure, advantages in market reputation, extensive experience in the capital markets, advantages in overseas development, staff with high calibre and professional management.

The objectives of the Company are: as a power company, devoted to providing sufficient, reliable and eco-friendly energy to the community; as a listed company, devoted to creating long-term, stable and increasing returns for shareholders; and as a first class power producer, devoted to having excellency in operation, becoming a leading power enterprise in China and an advanced enterprise in the international market.

Huaneng International Power Development Corporation (“HIPDC”), the Company’s parent company and controlling shareholder, was incorporated as a Sino-foreign joint stock company in 1985. The Company was incorporated by way of joint promotion by HIPDC and local government investment companies in the regions where the power plants are located.

Distribution of Power Plants of the Company

The controlled power generation capacity of the Company as at 24 March 2015 is 78,693 MW, distributed in areas as depicted in the chart (Unit: MW)

[GRAPHIC OMITTED]

6        HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MAJOR CORPORATE EVENTS IN 2014

January	March	May

•     The Company announced that its total power generation within China for 2013 recorded an increase of 4.98% year-on-year.

•     The approvals for two wholly-owned projects of the Company, namely Liaoning Huaneng Yingkou Xianrendao Co-generation Project and the Jiangsu Huaneng Liuhe Wind Farm Project, were obtained.

•     The Company announced its operating results for 2013. According to the PRC Accounting Standards, the net profit attributable to shareholders of the Company was RMB10,520 million, representing an increase of 79.26% over the previous year.

•     The Company held investor and press conferences within and outside China for its results for 2013.

•     The Company entered into a strategic cooperation memorandum with Siemens and Shanghai Electric Group in Berlin, Germany under the witness of Chinese President Xi Jinping and German Chancellor Merkel.

•     The approval for a wholly-owned project of the Company, namely the Huaneng Hunan Guidong Wind Farm Project, was obtained.

•     The Company carried out non-deal roadshows in Europe and the US.

•     The Company was included by Hang Seng Indexes Company Limited as one of the constituent stocks of the Hang Seng High Dividend Yield Index.

February	April	June

• The Company announced the specific adjustments made to the on-grid tariff of its gas turbine power plants in China.
•     The Company announced that its total power generation within China for the first quarter of 2014 recorded an increase of 4.01% year-on-year.

•     The Company announced its results for the first quarter of 2014. According to the PRC Accounting Standards, the net profit attributable to shareholders of the Company was RMB 3,683 million, representing an increase of 44.22% over the corresponding period of the previous year.

•     The Company held global investor telephone conferences for its results for the first quarter in 2014.

•     The Company completed the issuance of its first tranche of short- term debentures in 2014 in amount of RMB5 billion.

•     The Company paid the interest of its 10-year bonds issued in 2008 for the period from 8 May 2013 to 7 May 2014.

•     The approval for a wholly-owned project of the Company, namely the Shanxi Huaneng Dongshan Gas Turbine Project, was obtained.

•     Phase IIA of the Singapore Tuas Power Tembusu Multi-Utility Complex Project, a project wholly-owned by the Company, was officially completed and put into business operation.

7        HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MAJOR CORPORATE EVENTS IN 2014

July	September	November

•     The Company announced its implementation of profit distribution plan for 2013, declaring that a cash dividend of RMB0.38 (inclusive of tax) per share would be paid to all shareholders of the Company.

•     The Company completed the issuance of its first tranche of medium-term notes in 2014 in amount of RMB4 billion.

•     The Company announced that its total power generation within China for the first half of 2014 recorded an increase of 1.51% year-on-year.

•     The Company announced its interim results for 2014. According to the PRC Accounting Standards, the net profit attributable to shareholders of the Company was RMB6,702 million, representing an increase of 13.70% over the corresponding period of the previous year.

•     The Company held global investor telephone conferences for its interim results for 2014.

•     The Company and Siemens jointly organized the 2014 International Power Generation Technology Forum themed with “Ignite Green Future (燃動綠色未來)”.

•     The Company completed the issuance of its second tranche of super-short-term debentures in 2014 in amount of RMB3 billion.

•     The Company announced the specific adjustments made to the on-grid tariff of its coal-fired power plants in China.

•     The first set of F-class gas fired combined cycle generating units (with a gross capacity of 467 MW) of Huaneng Chongqing Liangjiang Power Plant, a wholly-owned subsidiary of the Company, was put into operation.

•     The Company completed the issuance of its third tranche of super-short-term debentures in 2014 in amount of RMB3 billion.

•     The Company successfully issued a total of 365,000,000 H Shares to nine placees at an issue price of HKD8.60 each, with total proceeds of approximately HKD3.139 billion from the issuance.

•     The Company and China Hua Neng Group Hong Kong Limited jointly established Huaneng Rudong Baxianjiao Offshore Wind Power Company Limited, with the Company’s capital contribution of no more than RMB427 million, accounting for 70% registered capital of the newly established company.

•     The Company completed the issuance of its second tranche of short-term debentures in 2014 in amount of RMB5 billion.

•     Jiangsu Jinling Gas Turbine Cogeneration Project of the Company received the National High-quality Engineering Award (國家優質工程獎).

August	October	December

• The Company completed the issuance of its first tranche of super-short-term debentures in 2014 in amount of RMB2 billion.
•     The Company celebrated its twentieth anniversary of listing on the New York Stock Exchange.

•     The Company acquired interests in a total of ten power assets from China Huaneng Group and Huaneng International Power Development Corporation at an aggregate consideration of approximately RMB9.3 billion.

•     Two E-class gas fired combined cycle generating units (with a gross capacity of 458.4 MW) of Zhejiang Huaneng Tongxiang Combined Cycle Cogeneration Co., Ltd., a 95%-owned subsidiary of the Company, and 24 wind generating units (with a capacity of 2MW each, totalling a gross capacity of 48 MW) of Phase II of Liaoning Huaneng Changtu Laocheng Wind Farm, a wholly-owned subsidiary of the Company, were put into operation.

•     The Company announced that its total power generation within China for the first three quarters of 2014 recorded a decrease of 4.66% year-on-year.

•     The Company announced its results for the first three quarters of 2014. According to the PRC Accounting Standards, the net profit attributable to shareholders of the Company was RMB9,996 million, representing an increase of 8.80% over the corresponding period of the previous year.

•     The Company held global investor telephone conferences for its results for the third quarter in 2014.

•     The Company ranked 53rd in the 2014 Platts Global Rankings, leaping up by 43 places from 2013 and winning the 2nd place among the listed independent power generation enterprises.

•     The Company paid the principal and last tranche of interest of the 7-year bonds issued in 2007, as well as the interest of the 10-year bonds for the period from 25 December 2013 to 24 December 2014.

•     2×660 MW coal-fired generating units in the “replacing small units with larger ones”project of Zhejiang Huaneng Changxing Power Plant (a wholly-owned subsidiary of the Company), the second set of F-class gas fired combined cycle generating units (with a gross capacity of 467 MW) of Huaneng Chongqing Liangjiang Power Plant, 20 wind generating units (with a capacity of 2MW each) of Yunnan Wenbishan Wind Farm, 40 wind generating units (with a capacity of 2MW each) of Hunan Subaoding Wind Farm and 100 wind generating units (with a capacity of 2MW each) of Gansu Anbei Third Wind Farm, were put into operation.

•     The Company held reverse roadshow activities for 2014 in the form of seminars in its headquarters in Beijing.

•     The Company received“The Most Valuable Listed Company for Investment”award of the China Securities Golden Bauhinia Awards 2014.

8        HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

(Amounts expressed in thousands of RMB, except per share data)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Note 1)

	Year ended 31 December
	2010	2011	2012	2013	2014
Operating revenue	104,318,120	133,420,769	133,966,659	133,832,875	125,406,855
Profit before income tax expense	4,164,090	2,050,367	8,876,785	17,422,689	19,049,580
Income tax expense	(842,675)	(868,927)	(2,510,370)	(4,522,671)	(5,487,208)
Profit after income tax expense	3,321,415	1,181,440	6,366,415	12,900,018	13,562,372
Attributable to:
– Equity holders of the Company	3,347,985	1,180,512	5,512,454	10,426,024	10,757,317
– Non-controlling interests	(26,570)	928	853,961	2,473,994	2,805,055
Basic earnings per share (RMB/share)	0.28	0.08	0.39	0.74	0.76
Diluted earnings per share (RMB/share)	0.28	0.08	0.39	0.74	0.76

CONSOLIDATED BALANCE SHEETS (Note 2)

	As at 31 December
	2010	2011	2012	2013	2014
Total assets	227,938,213	257,415,874	259,100,372	262,232,760	275,171,768
Total liabilities	(165,512,741)	(197,858,121)	(193,140,030)	(187,039,786)	(190,389,062)
Net assets	62,425,472	59,557,753	65,960,342	75,192,974	84,782,706
Equity holders of the Company	53,789,133	50,882,929	56,130,134	62,450,665	70,129,491
Non-controlling interests	8,636,339	8,674,824	9,830,208	12,742,309	14,653,215

Notes:

1.
The results for the years ended 31 December 2010, 2011, 2012 are derived from the historical financial statements of the Company. The results for the years ended 31 December 2013 and 2014 are set out on pages 99 to 100. All such information is extracted from the financial statements prepared under International Financial Reporting Standards (“IFRS”).

2.
The consolidated balance sheets as at 31 December 2010, 2011, 2012 are derived from the historical financial statements of the Company. The consolidated balance sheets as at 31 December 2013 and 2014 are set out on pages 101 to 103. All such information is extracted from the financial statements prepared under IFRS.

9        HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

Profit attributable to equity holders of the Company under IFRS
For the years ended 31 December

Domestic power generation
For the years ended 31 December

Generation capacity on an equity basis
As at 31 December

10      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

LETTER TO SHAREHOLDERS

CAO Peixi     Chairman

The development objectives of Huaneng Power International are:

as a power company, devoted to providing sufficient, reliable and ecofriendly energy to the community; as a listed company, devoted to creating long-term, stable and increasing returns for shareholders; and as a first-class power producer, devoted to having excellency in operation, becoming a leading power enterprise in China and an advanced enterprise in the international market.

Dear Shareholders,

2014 is the twentieth year since the establishment and listing of the Company. Over the past two decades, the Company has achieved sustainable, healthy and rapid development. With its continuous growth in both scale and strength, the Company has become the largest independently listed power generation company in Asia, leading its peers in scale, strength, brand value, management and technology. These achievements have been made with concerted efforts of the staff and strong support from shareholders. We would like to extend our sincere gratitude to all our shareholders for their continuous attention and support to the Company’s development.

In 2014, the Company overcame difficulties posed by the decline in the growth rate of power generation, actively responded to the new trends and changes in the power market, and strived to reduce costs and expenses, thus accomplishing a relatively better production and operation tasks for the whole year. The Company recorded net profit attributable to equity holders of the Company of RMB10.757 billion for the year, representing a year-on-year increase of 3.18%.

11      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

LETTER TO SHAREHOLDERS

The Board of Directors of the Company has resolved to propose the following profit distribution plan for 2014: a cash dividend of RMB0.38 (inclusive of tax) per share will be paid to all shareholders of the Company. In the future, the Company will continue to follow a proactive, balanced and stable dividend policy, keep enhancing its profitability and strive for continuous growth of return on equity.

In 2014, the Company continued to deliver promising performance in the capital market. The Company was included as one constituent stock of the Hang Seng High Dividend Yield Index, was awarded “The Most Valuable Listed Company for Investment” of the China Securities Golden Bauhinia Awards 2014 and was named as one of the “Top 100 Listed Companies Most Respected by Investors”, an honour granted by China Association for Public Companies. The Company was on the list of “Platts Top 250 Global Energy Listed Companies Award” for six consecutive years and ranked 53rd for the year, which is much higher than that of last year.

In 2015, the Company will keep abreast of the state of new normality of China's economic development as well as the progress in the electricity reform, further enhance its awareness of market, reform, innovation and risks, place greater emphasis on quality and efficiency, market orientation and sophisticated management, continuously enhance its profitability, competitiveness and sustainability, so as to establish the Company as a top-notch public power company in the world.

2015 marks the conclusion of the “Twelfth Five-Year Plan”, and is a crucial year in which the Company is to determine its development strategies for the upcoming “Thirteenth Five-Year Plan”. Looking forward, we will carry on our transformation and development, further optimize our power structure, regional distribution and business pattern, encourage expansion and innovation, help the Company build up new strengths and score new accomplishments along its future development.

Being a responsible enterprise, we insist on supporting the continued enhancement of our corporate competitive edges through a responsible approach; insist on duly performing our economic responsibilities to provide our shareholders with long-term, stable and increasing returns; continue to perform our safety responsibilities, to be people-oriented and be focused on safety development for the sake of developing itself into an enterprise with the highest safety standard; continue to perform our environmental responsibilities by paying heed to people’s livelihood and concerning clean development to ensure utilization of resources in an efficient and energy-saving manner, thus turning the Company into a “green corporation”; continue to perform our social responsibilities by creating mutual benefits and win-win scenarios that are conducive to the harmonious development of the Company and its stakeholders, so that the Company may serve as an excellent corporate citizen.

CAO Peixi
Chairman

Beijing, the PRC
24 March 2015

[GRAPHIC OMITTED]

Increase Environmental Efficiency
Realize Green Development

14      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION
AND ANALYSIS

Since its incorporation, the Company has continued to expand its operating scale. The Company has also been the industry leader in the level of competitiveness, effectiveness of resources utilization and environmental protection. Currently, the Company is one of the largest listed power producers in China.

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
(MANAGEMENT’S DISCUSSION AND ANALYSIS)

(Prepared under International Financial Reporting Standards (“IFRS”))

General

The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides consistent and reliable electricity to customers through grid operators where its operating plants are located. The Company is committed to scientific development through increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes active contribution to the building of a harmonious society.

Since its incorporation, the Company has continued to expand operational scale. The Company has been the leader in its industry on competitiveness, resources utilization efficiency and environmental protection. The Company is Asia’s largest listed power producer and China’s most dynamic power generator. Its power generation operations are widely located with coverage in the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid, and the overseas market in Singapore.

Looking back in 2014, with strong support of its shareholders, the employees of the Company made active and concerted efforts in response to the changes in power, coal and capital markets by expanding overseas market, improving marketing analysis and enhancing internal management with focus on key operations, thorough planning and sound controls. These efforts have contributed to growth of the Company in various aspects in 2014. During 2014, the Company maintained its leading position in major technological, economic indexes through safe production and active marketing activities and utilization hours maintained leading position in most of the areas, where the Company’s coal-fired power plants are located. Its fuel management was strengthened, fuel costs were considerably reduced, and financial costs were effectively controlled. Marked improvement was noticeable in the Company’s growth quality because of its active power generation restructuring efforts. The Company has also made new developments in energy saving, ultra-low emission, and technological renovation, diligently fulfilling its social responsibilities as a reliable provider of sufficient and environmental friendly energy to the society.

15      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

A.	OPERATING RESULTS

1.	2014 operating results

The power generation of the Company’s domestic power plants for the year ended 31 December 2014 was listed below (in billion kWh):

Domestic Power Plant	Power generation of 2014	Power generation of 2013	Change	Electricity sold for 2014	Electricity sold for 2013	Change

Liaoning Province
Dalian	6.423	6.132	4.74%	6.065	5.816	4.28%
Dandong	3.197	3.115	2.64%	3.039	2.965	2.50%
Yingkou	7.980	7.321	9.00%	7.483	6.853	9.19%
Yingkou Cogeneration	3.043	3.329	-8.58%	2.848	3.117	-8.63%
Wafangdian Wind Power	0.099	0.111	-11.21%	0.097	0.109	-11.01%
Suzihe Hydropower	0.040	0.027	48.51%	0.039	0.026	50.00%
Changtu Wind Power	0.127	0.093	37.04%	0.127	0.092	38.04%
Inner Mongolia
Huade Wind Power	0.217	0.226	-4.14%	0.215	0.225	-4.44%
Hebei Province
Shang’an	12.836	13.633	-5.85%	12.028	12.817	-6.16%
Kangbao Wind Power	0.085	0.080	6.39%	0.080	0.075	6.67%
Gansu Province
Pingliang	9.129	10.144	-10.00%	8.703	9.682	-10.11%
Jiuquan Wind Power	0.838	0.887	-5.49%	0.803	0.877	-8.44%
Anbei Wind Power Third	0.039	–	–	0.020	–	–
Beijing
Beijing Cogeneration (coal fired)	4.456	4.686	-4.92%	3.931	4.135	-4.93%
Beijing Cogeneration (combined cycle)	4.051	3.980	1.79%	3.959	3.888	1.83%
Tianjin
Yangliuqing	6.572	6.851	-4.07%	6.118	6.385	-4.18%
Lingang Combined Cycle	0.126	–	–	0.000	–	–
Shanxi Province
Yushe	2.608	2.951	-11.62%	2.410	2.729	-11.69%
Zuoquan	5.999	6.682	-10.22%	5.642	6.273	-10.06%
Shandong Province
Dezhou	15.348	15.405	-0.37%	14.394	14.455	-0.42%
Jining	5.096	5.050	0.91%	4.742	4.691	1.09%
Xindian	3.303	3.254	1.49%	3.088	3.040	1.58%
Weihai	11.771	11.361	3.61%	11.216	10.827	3.59%
Rizhao Phase II	8.236	7.775	5.93%	7.819	7.371	6.08%
Zhanhua Cogeneration	1.674	1.761	-4.93%	1.537	1.625	-5.42%
Henan Province
Qinbei	20.366	21.927	-7.12%	19.350	20.715	-6.59%

16      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Domestic Power Plant	Power generation of 2014	Power generation of 2013	Change	Electricity sold for 2014	Electricity sold for 2013	Change

Jiangsu Province
Nantong	6.752	7.951	-15.08%	6.421	7.566	-15.13%
Nanjing	3.154	3.678	-14.24%	2.983	3.482	-14.33%
Taicang	11.174	11.445	-2.37%	10.625	10.884	-2.38%
Huaiyin	6.486	7.244	-10.47%	6.109	6.808	-10.27%
Jinling (Combined Cycle)	1.895	2.400	-21.03%	1.851	2.346	-21.10%
Jinling (Coal-fired)	11.567	12.811	-9.71%	11.045	12.218	-9.60%
Jinling Combined Cycle Cogeneration	1.358	1.115	21.81%	1.336	1.051	27.12%
Qidong Wind Power	0.379	0.350	8.33%	0.373	0.343	8.75%
Rudong Wind Power	0.113	0.012	839.76%	0.110	0.011	900.00%
Shanghai
Shidongkou First	5.665	7.875	-28.06%	5.301	7.408	-28.44%
Shidongkou Second	5.190	6.708	-22.63%	4.962	6.430	-22.83%
Shanghai Combined Cycle	2.097	1.974	6.23%	2.048	1.928	6.22%
Shidongkou Power	6.018	7.603	-20.85%	5.725	7.243	-20.96%
Chongqing
Luohuang	10.862	14.278	-23.93%	10.024	13.205	-24.09%
Liangjiang Combined Cycle	0.246	–	–	0.000	–	–
Zhejiang Province
Yuhuan	21.771	24.819	-12.28%	20.780	23.627	-12.05%
Changxing	0.488	–	–	0.075	–	–
Tongxiang Combined Cycle	0.171	–	–	0.106	–	–
Si’an PV	0.000	–	–	0.000	–	–
Hubei Province
Enshi Maweigou Hydropower	0.042	0.045	-7.41%	0.039	0.043	-9.30%
Hunan Province
Yueyang	8.553	9.958	-14.10%	8.018	9.351	-14.26%
Xiangqi Hydropower	0.310	0.267	16.16%	0.304	0.262	16.03%
Subaoding Wind Power	0.020	–	–	0.004	–	–
Jiangxi Province
Jinggangshan	9.244	9.702	-4.72%	8.836	9.266	-4.64%
Jianggongling Wind Power	0.001	–	–	0.000	–	–
Fujian Province
Fuzhou	13.925	14.666	-5.05%	13.247	13.956	-5.08%
Guangdong Province
Shantou Coal-fired	5.200	5.614	-7.37%	4.924	5.317	-7.39%
Haimen	12.270	18.105	-32.20%	11.726	17.329	-32.33%
Haimen Power	6.152	–	–	5.958	–	–
Yunnan Province
Diandong Energy	5.953	7.527	-20.92%	5.479	6.952	-21.19%
Yuwang Energy	3.651	4.553	-19.82%	3.367	4.189	-19.62%
Wenbishan Wind Power	0.022	–	–	0.009	–	–
Total	294.388	317.481	-7.27%	277.538	300.003	-7.49%

17      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2014, the Company’s total power generation within China on consolidated basis amounted to 294.388 billion kWh, representing a decrease of 7.27% over the same period last year. Total electricity sold by the Company’s power plants within China was 277.538 billion kWh, representing a decrease of 7.49% over the same period last year. The main reasons for the decrease in the Company’s power output are as follows: firstly, China’s economic growth slowed in 2014 and power consumption growth nationwide declined correspondingly. Secondly, the commencement of operation of a number of ultra-high voltage west-to-east power transmission lines in China reduced the power generation market of thermal power generating units in the southeast coastal regions where a high proportion of thermal power generating units owned the Company are located, thereby having a relatively greater impact on the Company. Thirdly, most of China experienced sharp decrease of temperature during the peak of Summer in 2014 compared with the same period of last year along with more rainfalls over the same period of last year, thus resulting in lower electricity demand and a significant decline in power output compared with the higher number registered last year. Fourthly, the commencement of operation of many hydropower generating units in the southwest region as well as the abundant water supply in the same region contributed to significant increase in hydro-power generations, which has reduced the power generation market of thermal power generating units in Yunnan Province as well as Shanghai, Zhejiang, Jiangsu and Guangdong where the excessive hydro-powers generated in the southwest region were provided. Meanwhile, power output from thermal power generating units in Liaoning and Fujian were affected by the commenced operation of large nuclear generating units in these two provinces.

The total electricity sold by the Company’s operation in Singapore was 10.107 billion kWh, representing an increase of 10.82% from last year. The accumulated power generation of the Company’s operation in Singapore accounted for a market share of 21.8% in Singapore, representing an increase of 1.2 percentage points compared to the same period last year.

In respect of the tariff, the Company’s average tariff for the year ended 31 December 2014 was RMB454.95 per MWh, up RMB0.57 per MWh from the year ended 31 December 2013. SinoSing Power’s average tariff for 2014 was RMB920.74 per MWh, representing a decrease by 7.42% from the same period last year.

In respect of fuel costs, the decrease of coal market price and effective cost controls of the Company contributed to reduced fuel costs of the Company. Compared with 2013, the Company’s fuel cost per unit of power sold decreased by 7.96% to RMB201.19 per MWh.

Combined the foregoing factors, for the year ended 31 December 2014, the Company registered operating revenue of RMB125.407 billion, representing a decrease of 6.30% from the RMB133.833 billion of last year, and profit attributable to equity holders of RMB10.757 billion, representing an increase of 3.18% from the profit of RMB10.426 billion for last year.

For the year ended 31 December 2014, the profit attributable to equity holders of the Company from domestic power plants was RMB10.629 billion, representing an increase of RMB0.316 billion from RMB10.313 billion for the same period last year. The increase was primarily attributable to the combined effect of the decrease of coal market price and the decrease of power generation.

For the year ended 31 December 2014, the profit attributable to equity holders of the Company from its operations in Singapore was RMB0.128 billion, representing an increase of RMB0.015 billion compared to the same period last year.

18      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.	Comparative Analysis of Operating results

2.1	Operating revenue and tax and levies on operations

Operating revenue mainly consists of revenue from electricity sold. For the year ended 31 December 2014, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB125.407 billion, representing a decrease of 6.30% from RMB133.833 billion for the year ended 31 December 2013. The operating revenue from domestic operations of the Company decreased by RMB8.557 billion over the same period of last year, which is mainly because of the decrease of power generations. The operation of new generation capabilities contributed RMB1.655 billion to the consolidated operating revenue of the Company, while the operating revenue generated from existing generating units decreased by RMB10.212 billion.

The operating revenue from the operations of the Company in Singapore increased by RMB0.131 billion over the same period of last year, which is mainly attributed to increased power output from operation of new generating units and increase of revenue generated from heat sales.

	Average tariff rate (VAT inclusive) (RMB/MWh)
Project	2014	2013	Change

Dalian	394.50	407.89	-3.28%
Dandong	393.06	401.09	-2.00%
Yingkong	399.33	406.85	-1.85%
Shang’an	429.39	431.15	-0.41%
Yushe	391.22	393.37	-0.55%
Dezhou	463.36	464.89	-0.33%
Weihai	461.18	474.38	-2.78%
Jining	446.73	455.46	-1.92%
Xindian	448.55	453.35	-1.06%
Nantong	436.00	435.69	0.07%
Nanjing	436.50	436.35	0.03%
Huaiyin	443.04	449.87	-1.52%
Taicang I	419.19	432.81	-3.15%
Taicang II	395.38	427.58	-7.53%
Jinling (Coal-fired)	408.24	428.38	-4.70%
Shidongkou Second	437.54	442.00	-1.01%
Shidongkou First	438.21	453.27	-3.32%
Shanghai Combined Cycle	551.48	486.74	13.30%
Fuzhou	441.83	442.81	-0.22%
Yuhuan	468.71	484.79	-3.32%
Jinggangshan	468.92	482.95	-2.91%
Luohuang	440.21	448.57	-1.86%
Yueyang	495.31	505.13	-1.94%
Qinbei	435.42	437.01	-0.36%
Shantou (Coal-fired)	529.99	541.39	-2.11%
Pingliang	322.72	332.16	-2.84%

19      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Average tariff rate (VAT inclusive) (RMB/MWh)
Project	2014	2013	Change

Rizhao Phase II	441.59	446.38	-1.07%
Haimen	503.18	514.30	-2.16%
Yingkou Cogeneration	399.21	396.96	0.57%
Beijing Cogeneration	699.19	500.06	39.82%
Yangliuqing	434.28	438.73	-1.01%
Qidong Wind Power	555.92	541.34	2.69%
Shidongkou Power	449.92	462.02	-2.62%
Huade Wind Power	520.00	520.00	0.00%
Zhanhua Cogeneration	434.71	446.56	-2.65%
Diandong Energy	401.59	371.30	8.16%
Yuwang Energy	395.96	377.41	4.91%
Wafangdian Wind Power	609.68	632.85	-3.66%
Xiangqi Hydropower	410.00	390.00	5.13%
Zuoquan	382.01	389.83	-2.01%
Jiuquan Wind Power	520.60	520.60	0.00%
Enshi Maweigou Hydropower	366.59	356.96	2.70%
Kangbao Wind Power	538.84	534.47	0.82%
Suzihe Hydropower	330.00	330.00	0.00%
Changtu Wind Power	602.82	605.30	-0.41%
Jinling Combined Cycle	606.21	585.53	3.53%
Jinling Combined Cycle Cogeneration	690.00	635.42	8.59%
Rudong Wind Power	610.00	610.00	0.00%
Changxing	431.03	N/A	N/A
Tongxiang Combined-cycle	895.42	N/A	N/A
Haimen Power	479.55	N/A	N/A
Subaoding Wind Power	494.00	N/A	N/A
Wenbishan Wind Power	610.00	N/A	N/A
Jianggongling Wind Power	610.00	N/A	N/A
Anbei Wind Power Third	540.00	N/A	N/A
Domestic total	454.95	454.38	0.13%
SinoSing Power	920.74	994.54	-7.42%

Note 1:	the tariff of Shanghai Combined Cycle is on-grid settlement price without capacity subsidy income.

Note 2:	the tariff of Jinling Combined-cycle, Jinling Combined-cycle Co-generation and Tongxiang Combined- cycle is on-grid settlement price without generation right transfer income.

Tax and levies on operations mainly consist of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended 31 December 2014, the operating taxes and surcharges of the Company and its subsidiaries were RMB0.932 billion, representing a decrease of RMB0.112 billion from RMB1.044 billion for the same period of last year. This is largely due to the reduced surcharges resulting from less value added tax payment by the Company and its subsidiaries during the same period.

20      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.2	Operating costs and expenses

For the year ended 31 December 2014, the total operating costs and expenses of the Company and its subsidiaries was RMB99.200 billion, representing a decrease of 8.72% from the same period last year. The operating costs and expenses in power plants of the Company in China decreased by RMB9.659 billion, or 10.17%, from the same period last year, which was primarily attributable to the reduced market price of coal in the PRC.

The operating costs and expenses from the operations in Singapore increased by RMB0.181 billion, or 1.32%, from the same period last year. This is mainly because of the commencement of new generating unit during 2014.

2.2.1	Fuel costs
Fuel costs represented the majority of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2014, fuel costs of the Company and its subsidiaries decreased by 12.25% to RMB64.763 billion from RMB73.808 billion for the year ended 31 December 2013. The fuel costs of power plants of the Company in China decreased by RMB9.384 billion, which was primarily attributable to the lowered coal price in the domestic market. Fuel costs in Singapore increased by RMB0.339 billion, mainly due to increased fuel costs from more power generations. For the year ended 31 December 2014, the average price (excluding tax) of natural fuel coal of the Company and its subsidiaries within China was RMB434.88 per ton, representing a 6.86% decrease from RMB466.91 per ton for the year ended 31 December 2013. The fuel cost per unit of power sold by the Company’s coal-fired power plant in China decreased by 7.96% to RMB201.19/MWh from RMB218.59/MWh in 2013.

2.2.2	Maintenance
For the year ended 31 December 2014, the maintenance expenses of the Company and its subsidiaries amounted to RMB3.730 billion, representing a decrease of RMB0.127 billion from RMB3.857 billion for the year ended 31 December 2013. The maintenance expenses of domestic operations were decreased by RMB0.128 billion. The maintenance expenses of operations in Singapore increased by RMB1 million.

2.2.3	Depreciation
For the year ended 31 December 2014, depreciation expenses of the Company and its subsidiaries increased by 3.13% to RMB11.647 billion, compared to RMB11.294 billion for the year ended 31 December 2013. The deprecation expenses of the new generation units were RMB0.186 billion.

2.2.4	Labor
Labor costs consist of salaries to employees and contributions payable for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended 31 December 2014, the labor costs of the Company and its subsidiaries amounted to RMB6.260 billion, representing an 8.62% increase from RMB5.763 billion for the year ended 31 December 2013. This is mainly attributable to operation of new generation units of the Company, increase of Chinese mandatory social insurance contribution as well as growth of the part of the salaries linked to the performance of this Company.

21      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.2.5	Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)
Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, Tuas Power’s electricity power purchase costs, assets impairment losses and net loss on disposals of property, plant and equipment. For the year ended 31 December 2014, other operating expenses (including electricity power purchase costs) of the Company and its subsidiaries was RMB12.800 billion, representing a decrease of RMB1.157 billion from RMB13.957 billion for the year ended 31 December 2013.

The other operating expenses from domestic operations of the Company and its subsidiaries decreased by RMB0.843 billion, including an increase of RMB0.534 billion of subsidy income from the government, of which RMB0.462 billion was fiscal interest subsidy from the Ministry of Finance for Tuas Power and Tembusu Multi-Utilities Complex; reduction of RMB0.469 billion of assets disposal losses of certain subsidiaries largely due to technical renovations for energy saving and safe production; decrease of RMB0.154 billion for pollutants discharge fees and expenses for non-maintenance materials such as desulfurization; and increase of RMB0.055 billion from costs of entrusted power generation of certain subsidiaries. The impairment loss for the Company’s operation in China increased by RMB1.012 billion, mainly due to the impairment of goodwill arisen from the acquisition of Diandong Energy and Diandong Yuwang as well as the assets impairment of Yingkou port and etc.

Other operating expenses in the operations in Singapore decreased by RMB0.314 billion. The assets impairment in the operations in Singapore decreased by RMB0.347 billion, which was largely due to the provision of goodwill impairment last year.

2.3	Financial expenses

Financial expenses consist of interest expenses, net exchange differences and bank charges.

2.3.1	Interest expenses
For the year ended 31 December 2014, the interest expenses of the Company and its subsidiaries were RMB7.814 billion, representing an increase of 0.35% from RMB7.787 billion for the year ended 31 December 2013. The interest expenses from domestic operations increased by RMB0.049 billion.

2.3.2	Net exchange differences and bank charges
For the year ended 31 December 2014, net losses from the exchange differences and bank charges of the Company and its subsidiaries amounted to RMB9 million, representing a net decrease of RMB103 million compared with the net gains of RMB94 million for the year ended 31 December 2013, mainly because of decrease of exchange gain resulting from weaken of exchange rate between RMB and U.S. dollar.

The operations in Singapore registered a net gains of RMB50 million from exchange difference and bank charge, representing an increase of RMB55 million from the net loss of RMB5 million in the last year, mainly due to the strengthen exchange rate between U.S. dollar and Singapore dollar.

22      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.4	Share of profit of associates and joint ventures

For the year ended 31 December 2014, the share of profit of associates and joint ventures was RMB1.316 billion, representing an increase of RMB0.701 billion from RMB0.615 billion from last year, mainly due to increased profit from associates and joint ventures.

2.5	Income tax expenses

For the year ended 31 December 2014, the Company and its subsidiaries recorded an enterprise income tax expense of RMB5.487 billion, representing an increase of RMB0.964 billion from RMB4.523 billion for the year ended 31 December 2013. The enterprise income tax for the domestic operations increased by RMB0.999 billion primarily attributable to the increase of pre-tax profit. The enterprise income tax of the operations in Singapore decreased by RMB35 million.

2.6	Net profit, profit attributable to equity holders of the Company and non- controlling interests

For the year ended 31 December 2014, the Company and its subsidiaries achieved a net profit of RMB13.562 billion, representing an increase of RMB0.662 billion, or 5.13%, from RMB12.900 billion for the year ended 31 December 2013. For the year ended 31 December 2014, the profit attributable to equity holders of the Company was RMB10.757 billion, representing an increase of RMB0.331 billion from RMB10.426 billion for the year ended 31 December 2013.

The profit attributable to equity holders of the Company from domestic operations increased by RMB0.316 billion, mainly attributable to the combined effect of lowered coal market price and reduced power generation. The profit attributable to equity holders of the Company from the operation in Singapore was RMB0.128 billion, representing an increase of 0.015 billion from the same period of last year.

The profit attributable to non-controlling interests of the Company increased from RMB2.474 billion in 2013 to RMB2.805 billion in 2014, mainly attributable to the increased profit of the non-wholly owned subsidiaries.

2.7	Comparison of financial positions

2.7.1	Comparison of asset items
As of 31 December 2014, total assets of the Company and its subsidiaries were RMB275.172 billion, representing an increase of 4.93% from RMB262.233 billion as of 31 December 2013; total assets of the domestic operations increased by RMB13.770 billion to RMB246.270 billion, including a net increase of RMB10.373 billion in non- current assets, which is mainly attributable to increased investments in the Company and its subsidiaries’ capital expenditure on construction projects and increased fair value of available-for-sale financial assets during 2014.

As of 31 December 2014, total assets of the operations in Singapore were RMB28.902 billion, representing a decrease of RMB0.831 billion from the same period last year. Non-current assets decreased by 4.36% to RMB24.377 billion, primarily attributable to depreciation of property, plant and equipment. Current assets increased by 6.60% to RMB4.525 billion, mainly attributable to increased fair value of hedging instruments and increase in inventory of materials and spare parts.

23 HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.7.2	Comparison of liability items
As of 31 December 2014, total liabilities of the Company and its subsidiaries were RMB190.389 billion, representing an increase of 1.79% from RMB187.040 billion as of 31 December 2013.

As of 31 December 2014, interest-bearing debts of the Company and its subsidiaries totaled RMB156.135 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), long-term bonds (including those maturing within a year), short-term loans, short-term bonds, and finance lease payable. The interest-bearing debts denominated in foreign currencies amounted to RMB3.746 billion.

As of 31 December 2014, the total liabilities of the operations in Singapore were RMB16.980 billion, representing a decrease of 1.48% from RMB17.235 as of 31 December 2013, mainly attributable to the decrease in long-term loans.

2.7.3	Comparison of equity items
Excluding the impact of profit and profit appropriations, total equity attributable to equity holders of the Company increased as of 31 December 2014, including increase of RMB2.454 billion from new share issuance, increase of post-tax impact of RMB0.840 billion from increased fair value of tradable stocks held by the Company, the decrease of post-tax impact of RMB0.790 billion due to decreased fair value of cash flow hedge of the operations, decrease of RMB0.378 billion from foreign currency translation difference. Non-controlling interests as of 31 December 2014 increased by RMB1.911 billion as compared to the end of last year.

2.7.4	Major financial position ratios

	2014	2013

Current ratio	0.36	0.35
Quick ratio	0.30	0.28
Ratio of liability to shareholders’ equity	2.71	3.00
Multiples of interest earned	3.21	3.04

Formula of the financial ratios:

Current ratio	=	balance of current assets as of the year end
balance of current liabilities as of the year end

Quick ratio	=	(balance of current assets as of the year end – net inventories as of the year end)
balance of current liabilities as of the year end

24      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Ratio of liabilities to shareholders’ equity	=	balance of liabilities as of the year end
balance of shareholders’ equity (excluding non-controlling interests) as of the year end

Multiples of interest earned	=	(profit before tax + interest expense)
interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low levels for the years ended 31 December 2014 and 2013 with slight increase at year-end of 2014 from year- end of 2013. The decrease in the ratio of liabilities to shareholders’ equity for the year ended 31 December 2014 compared with that of 2013 was primarily due to the increased owner’s equity as a result of profit increase of the Company and issuance of new shares. The multiples of interest earned increased, primarily attributable to the increase of net profit for the year ended 31 December 2014.

B.	LIQUIDITY AND CASH RESOURCES

1.	Liquidity

	For the year ended 31 December
	2014	2013	Change
	RMB billion	RMB billion	%
Net cash provided by operating activities	33.320	40.239	-17.19%
Net cash used in investing activities	-19.471	-19.054	2.19%
Net cash used in financing activities	-10.895	-22.240	-51.01%
Currency exchange decrease	-0.058	-0.108	-46.30%
Net increase/(decrease) in cash and cash equivalents	2.896	-1.163	-349.01%
Cash and cash equivalents as of the beginning of the year	9.342	10.505	-11.07%
Cash and cash equivalents at of the end of the year	12.238	9.342	31.00%

For the year ended 31 December 2014, net cash provided by operating activities of the Company was RMB33.320 billion, of which RMB0.806 billion was from the operating activities in Singapore. The cash used in investing activities remained stable compared to the year ended 31 December 2013. The cash used in financing activities decreased mainly attributable to issuance of new shares and increased new loans by the Company. The Company expects to continue its focus on construction projects with large investment amount in 2015. As of 31 December, 2014, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, HK dollar, Singapore dollar and U.S. dollar were RMB7.976 billion, RMB2.445 billion, RMB1.064 billion and RMB0.753 billion, respectively.

As of 31 December 2014, net current liabilities of the Company and its subsidiaries were approximately RMB66.981 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

25      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.	Capital expenditure and cash resources

2.1	Capital expenditure on construction and renovation projects

The capital expenditures for the year ended 31 December 2014 were RMB20.380 billion, mainly for construction and renovation of projects, including RMB2.277 billion for Changxing expansion project, RMB1.742 billion for Liangjiang Cogeneration project, RMB0.861 billion for Luoyang Cogeneration project, RMB0.853 billion for Jiuquan Wind Power Second, RMB0.611 billion for Qinbei project, RMB0.550 billion for Haimen project, RMB0.525 billion for Subaoding project, RMB0.515 billion for Tongxiang Cogeneration project, RMB0.511 billion for Diandong project, RMB0.510 billion for Luoyuan Project, RMB0.500 billion for Dalian project, RMB0.451 billion for Dongshan Combined-cycle project, RMB0.445 billion for Shang’an project, RMB0.408 billion for Mianchi Cogeneration project, RMB0.393 billion for Taicang Port project, RMB0.332 billion for Lingang Combined-cycle project, RMB0.320 billion for Pingliang project, RMB0.318 billion for Huaiyin II project, RMB0.310 billion for Yueyang project, and RMB0.302 billion for Dezhou project. The capital expenditures of the Company’s operations in Singapore were RMB0.456 billion. The expenditures on other projects were RMB7.190 billion.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, debt and equity financings.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cashflows provided by operating activities, and debt and equity financing.

The cash requirements, usage plans and cash resources of the Company for next two years are as following:

			(Unit: RMB100 million)
Capital Expenditure Project	Capital Expenditure Plan for 2015	Cash resources arrangements	Financing costs and note on use

Thermal power projects	100	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Hydropower projects	1	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Wind power projects	57	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Port projects	4	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Coal mining projects	9	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

26      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

		(Unit: RMB100 million)
Capital Expenditure Project	Capital Expenditure Plan for 2015	Cash resources arrangements	Financing costs and note on use

Photovoltaic power projects	2	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Others	7	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Technology renovation	61	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditure and acquisition costs primarily with internal capital, cash flow from operating activities, and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 31 December 2014, the undrawn banking facilities available to the Company and its subsidiaries amount to more than RMB190 billion, granted by Bank of China, Construction Bank of China and China Development Bank, etc.

The Company completed issuances of unsecured short-term bonds in two installments on April 25 and November 14 of 2014, each at principal amount of RMB5 billion with and nominal annual interest rate of 4.90% and 3.98%, respectively. Each of the bonds was denominated in RMB, issued at par value, and would mature in 365 days from issuance.

The Company completed issuances of unsecured short-term notes in three installments on 22 August, 10 September and 3 November of 2014, at principal amount of RMB2 billion, RMB3 billion and RMB3 billion and with nominal annual interest rate of 4.63%, 4.63% and 4.00%, respectively. All these series of notes were denominated in RMB, issued at par value, and would mature in 270 days from issuance.

The Company completed issuance of mid-term notes on 11 July 2014 at principal amount of RMB4 billion with nominal annual interest rate of 5.30%. The notes were denominated in RMB, issued at par value, and would mature in five years from issuance.

As of 31 December 2014, short-term borrowings of the Company and its subsidiaries totaled RMB43.529 billion (31 December 2013: RMB37.937 billion). Borrowings from banks were charged at interest rates ranging from 4.00% to 6.00% per annum (2013: 2.67% to 6.10%).

Short-term bonds payable by the Company and its subsidiaries totaled RMB18.245 billion (31 December 2013: RMB15.135 billion).

27      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

As of 31 December, 2014, long-term borrowings (including those maturing within a year) of the Company and its subsidiaries totaled RMB65.031 billion (31 December 2013: RMB73.311 billion), including RMB denominated borrowings of RMB48.413 billion (31 December 2013: RMB55.342 billion), U.S. dollar denominated borrowings of approximately US$0.542 billion (31 December 2013: US$0.616 billion), Euro denominated borrowings of approximately €58 million (31 December 2013: €67 million), and Singaporean dollar denominated borrowings of S$2.774 billion (31 December 2013: S$2.852 billion). The U.S. dollar denominated borrowings charged at floating interest rate were US$0.539 billion (31 December 2013: US$0.608 billion), and all of the borrowings denominated in Singaporean dollar were floating-rate borrowings. For the year ended 31 December 2014, long-term bank borrowings of the Company and its subsidiaries have had interest rates ranging from 0.81% to 6.55% per annum (2013: 0.81% to
6.55%).

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combined the current development of the power generation industry and corporate growth, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.3	Other financing requirements

The objective of the Company is to bring long-term steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders’ meeting), the Company expects to pay a cash dividend of RMB5.480 billion for 2014.

2.4	Maturity profile of loans

				(RMB100 million)
Maturity Profile	2015	2016	2017	2018	2019

Principal proposed to be paid	739.21	204.97	125.92	96.67	108.70

Interest proposed to be paid	66.97	38.52	27.65	22.36	17.60

Total	806.18	243.49	153.57	119.03	126.30

Note:

The amount of the principal to be repaid in 2015 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

28      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

C.	LONG-TERM DEVELOPMENT STRATEGY AND PLANNING

It is set forth in the strategic development plan of the Company that by 2015, it will overtop a controlled generation capacity of 80 million KW. The Company will continue improving the synergies among its controlled power, coal, port and transportation facilities and make efforts to develop into an internationally leading public power generation company with advanced technologies, outstanding management expertise, optimized operating structure and strong profitability focusing on both coal-fired and clean energy based power generation.

The Company carried out consistent, efficient and effective business operations in accordance with its strategic development plan focusing on efficiency, clean energy and internationalization.

D.	TREND ANALYSIS

It is forecast by China Electricity Enterprises Association that in 2015 China’s GDP will grow by about 7.0%. Total electricity consumption nationwide will grow at 4% to 5%, with 2% for the primary industry, 3.5% for the secondary industry, and 8.5% for the tertiary industry. Residential electricity consumption in China will grow at 7% in 2015. 2015 will see newly installed capacity of 100 million kW, which has 7.5% increase compared with that of last year, including hydropower of 14 million kW, thermal power of 44 million kW, nuclear power of 8.76 million kW, on-grid wind power of 19 million kW, and on-grid solar power of 10 million kW. By the end of 2015, the installed capacity nationwide will reach 1.46 billion kW. In 2015 electricity supply and demand in China will be generally on easing/availability with abundant surplus capacity in Northeast and Northwest region, balanced supply and demand in Eastern, Central and Southern regions, and broadly balanced supply in Northern region, where some supply shortage in Shandong, South Hebei, Beijing, Tianjin and Tangshan area still exists during peak hours. As the growth rate of generation capacity would be higher than that of electricity consumption, annual power generation utilization hours in 2015 will experience a slight decline and power generations are expected to grow by about 4% to 5%.

E.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on April 22, 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two successors. The Company acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Company through the combination of directional seasoned offering an cash payment to the shareholders of Shenzhen Energy Management Company, Shenzhen State-owned Assets Supervision and Administration Commission and the Company. After the merger, the Company directly holds 661,161,106 shares, representing 25.02% shares in Shenzhen Energy. As of 31 December 2014, the Company held 661 million shares of Shenzhen Energy. These investments brought a profit of RMB479 million for the Company for the year ended 31 December 2014 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held 60% direct equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB180 million for the year ended 31 December 2014 under IFRS. This investment is expected to provide steady returns to the Company.

29      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

F.	EMPLOYEE BENEFITS

As of 31 December 2014, the Company and its subsidiaries had 37,737 employees within and outside PRC. The Company and its subsidiaries provide employees with competitive remuneration and linked such remuneration to operating results to provide incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technology and the skills. These programs enhanced the comprehensive skills of the employees.

G.	GUARANTEE FOR LOANS AND RESTRICTED ASSETS

As of 31 December 2014, the Company provided guarantees of approximately RMB12.861 billion for the long-term bank borrowings of Tuas Power.

As of 31 December 2014, the details of secured loans of the Company and its subsidiaries were as follows:

(1)
The Company pledged certain accounts receivable for certain short-term loans borrowed in 2014. As of 31 December 2014, short-term loans of RMB3.150 billion were secured by accounts receivable of the Company and its subsidiaries with net book value to RMB3.592 billion.

(2)	As of 31 December 2014, a short-term loan of RMB40 million was secured by a subsidiary’s port facility.

(3)
As of 31 December 2014, bank borrowings of RMB114.90 million were secured by discount of notes receivable with recourse. The borrowings were so recorded as the underlying discounted notes were not mature yet.

(4)	As of 31 December 2014, a long-term loan of RMB37 million of a subsidiary of the Company was secured by territorial water use right with net book value of RMB80.36 million.

(5)	As of 31 December 2014, a long-term loan of RMB95 million of a subsidiary of the Company was secured by certain property, plant and equipment with net book value of RMB194 million.

(6)	As of 31 December 2014, a long-term loan of approximately RMB10,404 million was secured by future electricity revenue of subsidiaries of the Company.

(7)	As of 31 December 2014, a long-term loan of RMB69 million was secured by a subsidiary’s port facility.

As at 31 December 2014, notes payable of RMB13 million were secured by notes receivable of the
Company and its subsidiaries with net book value amounted to RMB15 million.

As of 31 December 2014, the restricted bank deposits of the Company and its subsidiaries were RMB370 million.

30      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

H.	SIGNIFICANT CHANGES IN ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING ESTIMATE

For the significant changes in accounting policies of the Company for the year ended 31 December 2014, see Note 2 to the financial statements prepared in accordance with IFRS.

I.	SENSITIVITY ANALYSIS OF IMPAIRMENT

1.	Goodwill impairment

The Company and its subsidiaries perform test annually whether goodwill have suffered any impairment. In 2014, due to the delay in coal mine construction schedule and continuous lower utilization of the power plants, the goodwill arising from the acquisition of Diandong Energy and Diandong Yuwang were impaired based on the impairment testing result. The above mentioned goodwill impairment provided in 2014 approximately amounted to RMB641 million in total.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2014, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB357 million and RMB1,113 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by RMB25 million and RMB124 million, respectively.

2.	Impairment of property, plant and equipment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever an impairment indication exists.

In 2014, impairment losses for certain property, plant and equipment of approximately RMB1,359 million have been recognized. Factors leading to the impairment primarily included continuous losses and external environment deterioration in respect of port industry, continuous low level of water inflow to the main dam of a hydropower plant and shut-down of a coal-fired power plant.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. For power plants assets that are subject to impairment testing, as at 31 December 2014, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB108 million and RMB1,186 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB8 million and RMB39 million, respectively.

31      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

J.	RISK FACTORS

1.	Risks relating to power market

The Company’s thermal power units are mostly distributed in the coastal areas in Southeast China, where the structure and regional pattern of power generation are not consistent with regions of high GDP growth at present, posing challenge to the Company’s power growth. Meanwhile, the commencement of new hydro-power generating units in West China as well as a number of cross- regional ultra-high voltage transmission lines will somehow restrict the Company’s generation potential in these regions. In North China where power supply shortage is expected, total power generation from coal-fired generating units of the Company will be subject to stricter restriction as a result of governmental measures to prevent and control air pollution. Commenced operation of a large number of nuclear power generators as well as gradual enforcement of power market reforms, including evolvement towards a market-based transaction pattern, the original market competition pattern will be further affected and competition is expected to become more intense. All above factors will have a certain degree of impact on the power generation growth of the Company.

The Company will further implement various government policies and improve its power supply pattern, strengthen its efforts in analyzing and studying relevant policies and conditions of power market, design effective marketing strategies to respond to market change, and make efforts to effectively participate in both market transactions and the transactions subject to government plans. By leveraging strengths on efficiency, energy saving and environment protection of its generating units, the Company will take initiatives to participate in various transactions, maintain and strive to expand market share, effectively increase equipment utilization hours, make endeavors to realize steady growth of power generation and strictly market risk control.

2.	Risks relating to electricity tariff

2015 will see further reform of China’s power market. The key element of the reform, the electricity tariff reform, will affect the electricity pricing trend in many aspects. Further reduced tariff of coal- fired generating units could result from a continuing “soft” coal market. The tariff of direct electricity transactions with large users will also have impact on electricity tariff.

The Company will closely monitor relevant government policies and power market reform development, strengthen communication with central and local pricing authorities, and actively support the government to establish a reasonable, fair and regulated market environment. The Company will also strictly implement state tariff policies to strive for the policies regarding environmental protection tariff as well as standard tariffs for the electricity generated by newly operated coal-fired and wind power generating units are timely put in place.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

3.	Risks relating to environmental protection policies

In 2014, China’s Environmental Protection Law was amended with more focus on supervision of environmental protection. The NDRC, the Ministry of Environmental Protection and the National Energy Administration jointly issued the 2014-2020 Action Plans for Energy Saving, Emission Reduction and Renovation of Coal-fired Generation Units, imposing stricter requirements for efficient and clean development of coal-fired generating plants.

The Company will diligently comply with relevant environmental protection laws and regulations, actively perform social responsibilities, and make efforts to increase the percentage of power production capacity generated by clean energies and high-volume thermal power generating units. The Company will reinforce its efforts in technical renovation of existing generating units and make gradual upgrade to de-dusting devices on certain coal-fired generating units. The Company will also take environmental protection measures in the early stage, construction, and operation of all projects.

4.	Interest rate risks

The interest bearing debts of the Company are mostly denominated in RMB. The interest rates applicable to RMB loan contracts will be based on and regularly adjusted with benchmark lending interest rates published by the PBOC, The adequate downward adjustment of benchmark lending interest rates published by the PBOC will help reduce financing costs of the Company.

But in the Singapore capital market, the SOR interest rate will continue to rise as a result of increase of US dollar lending rates as well as depreciation of Singapore dollar, which is anticipated to increase financing costs of Tuas Power.

With close watch on changes in domestic and overseas capital markets, the Company will maintain its established reputation in the capital market, make reasonable financing arrangements, explore new accesses to capital markets, and strive to control financing costs subject to satisfaction of funding requirements.

5.	Risks relating to coal market

In 2015, following economic restructure, the coal sector will continue to feature structural capacity surplus and slow increase in total demand, with abundant coal supply in general and sufficient transportation capacity in the railway and shipping market. However, coal market brings along some uncertain factors as well: first, newly released “Environmental Protection Law” and “Methods of Quality Management on Merchantable Coal” reinforced supervision in environmental protection; second, fluctuations in coal price will bring risks to fuel cost management.

Regarding the fuel market, with long-term stable fuel supply as our goal, we will continue to push forward “Method upgrade and structural adjustment”, adhere to our strategies of purchasing imported coal and cooperation with large-scale suppliers, maintain the stability of domestic coal trade and optimize imported coal trade which achieves a complementary purchasing method via both import and local supply, and railway and shipping market, deepen our cooperation with large qualified suppliers and improve resource allocation across regions, so as to keep the costs of fuel under control.

33      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CORPORATE GOVERNANCE REPORT

The Company has been consistently stressing the importance of corporate governance. Through years of exploration and practice, it has gradually built up a sound and regulated corporate governance structure and an effective system of rules that caters for the development of the Company. The Company insists on adopting the principle of “maximizing the benefits of the Company and all shareholders” as the starting point and treats all shareholders fairly in order to strive for the generation of long-term, stable and growing returns for shareholders.

The Company has complied with the provisions of the Code on Corporate Governance Practices (the “Code”) in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in this reporting period, save that Mr. Cao Peixi (executive director and Chairman of the Board) did not attend the annual general meeting of the Company held on 26 June 2014 due to work commitment which is a deviation from code provision E.1.2 of the Code.

(a)	CODE ON CORPORATE GOVERNANCE PRACTICES

In recent years, the Company adopted the following measures to strengthen corporate governance and to enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

Apart from complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing venues and the supervision of investors at large. Accordingly, our fundamental principle is to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, acting with honesty and integrity, complying with the law and operating in accordance with the law.

Over the past years, the Board of the Company has formulated and implemented the Rules of Procedures for General Meetings, the Rules of Procedures for the Board Meetings; the Rules of Procedures for the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Terms of Reference of the Strategy Committee under the Board of Directors; the Terms of Reference of the Audit Committee under the Board of Directors; the Terms of Reference of the Nomination Committee under the Board of Directors; the Terms of Reference of the Remuneration and Appraisal Committee under the Board of Directors; and the System on Work of Independent Directors, the System on Work of Independent Directors on the Annual Report and the Working Guidelines on Annual Report for the Audit Committee. The Board has proposed certain amendments to the Articles of Association according to the applicable laws and the needs of the Company.

In October 2014, taking into account the regulatory requirements and the Company’s actual needs, the Company adopted the Board Member Diversity Policy (the “Diversity Policy”) in accordance with the requirements of the Hong Kong Stock Exchange, aiming to further enhance its corporate governance standard. The Diversity Policy consists of seven parts, namely Purpose, Significance, Representation of Policy, Measurable Targets, Monitoring and Reporting, Audit Policy and Disclosure of the Policy.

34      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CORPORATE GOVERNANCE REPORT

The Board takes joint responsibility for the corporate governance of the Company. During the reporting period, the Board has included the following in its scope of powers and duties:

●
Formulating and reviewing the Company’s corporate governance policy and general rules, and making such amendments as it deems necessary to such policy and rules in order to maintain the effectiveness thereof;

●	Reviewing and monitoring the training and sustained professional development of the Company’s directors and senior management;
●	Reviewing and monitoring the Company’s policy and general rules for complying with laws and regulations;
●	Formulating, reviewing and monitoring the codes of conduct and compliance handbook applicable to the Company’s directors and employees; and
●	Reviewing the Company’s compliance with the Code and the disclosures made in the Corporate Governance Report.

(2)	Enhancing and improving the information disclosure system

The Company has been stressing the importance of public information disclosure. The Company has established the Information Disclosure Committee comprised of managers of various departments and headed by the Vice President and the Chief Accountant, which is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday, chaired by the Vice President and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Connected Transactions Management, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, the Management Measures of Insider Information, the Annual Report Information Disclosure Significant Errors Accountability Regulations and the Rules on the Management of the Shares Held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, the Company’s production, operation and operating results in a timely manner, which shall become the basis of external communication of the Company after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialized training for the staff of the Company responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

35      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CORPORATE GOVERNANCE REPORT

(3)	Regulating financial management system, strengthening internal control

In 2014, the Company continued to carry out various detailed work on the preparation of financial reports, standardized financial operation and internal control under the principle of acting with honesty and integrity and treating shareholders in a fair manner. The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting regulations, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has formulated the Measures on Accounting, the Provisions on Construction Accounting, the Provisions on Fixed Assets Management, Lists of Fixed Assets and the Provisions on Cost Management. The Company’s Board, Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the authenticity and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company realized the separation of personnel in organizational structure and specifically established the relevant institution responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
In regard to fund management, the Company has successively formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of Funds Receipts and Expenses, the Measures on the Appraisal of Management of Funds Receipts and Expenses, the Measures on the Management of Bills of Exchange, the Measures on Management of Fund Raising, the Measures on the Management of Derivative Financial Product Transactions, the Measures on the Management of External Guarantee and the Measure on the Management of Regulating Fund Transfers with Related Parties. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged registered accountants to conduct an examination on the use of funds by the controlling shareholder and other related parties and issue individual statements according to the requirements of the China Securities Regulatory Commission (“CSRC”) and the Shanghai Stock Exchange (“Shanghai Stock Exchange”), and there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted quarterly checking and clearing with related parties in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau of CSRC and urged itself to comply with the relevant provisions at any time.

4.
The overall objective of the Company’s internal control work is to promote the implementation of corporate strategies, in particular, to provide reasonable assurance for the compliance of the Company’s operation and management with applicable laws and regulations, the security of the Company’s assets and the authenticity and completeness of the Company’s financial reports and relevant information, so as to promote the overall improvement in efficiency and effectiveness of operations and enhance the authoritativeness, independence and effectiveness of internal control.

36      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CORPORATE GOVERNANCE REPORT

The Company has developed sound system rules for five types of operations including development and construction, production and operation, financial assets, comprehensive management and supervision and evaluation, thereby achieving systematic management. In addition, the Company fully collates the potential internal and external risks and various business processes and designs the Internal Control Handbook which sets out detailed provisions for 23 business processes (including income, procurement of materials, fuel management, fund management) and 19 soft elements (including organizations structure, human resources management, anti-embezzlement, risk management) from five perspectives (control environment, risk evaluation, control activities, information and communication, monitoring), fully describes the policy and principles of the Company, clarifies the working procedure and responsibility of each job position in the Company and regulates the standard procedure for dealing in the businesses of the Company, thus setting out clear procedures for its system. The Company has also complied the Internal Control Assessment Handbook to help implement the three-level management system for internal control assessments as well as internal control assessment mode which integrates routine assessments with focused surveillance, with a view to standardize the procedures and assessment method of internal control assessments and regulate the procedures and standards for deficiency definition, striving to standardize and regulate its internal control assessments. Each year, the Company evaluates the practicality and effectiveness of the above systems and makes regular modifications and improvements to them as part of the dynamic maintenance of the internal control system. During the year, the Company further strengthened the construction of the internal control system and focused on strengthening the internal control over its non-financial reporting business process by revising the Internal Control Handbook, thus further enhancing the Company’s internal control and management level. The Company also assessed the Internal control – Integrated Framework (2013 Version) issued by COSO of the Treadway Commission. Based on the assessment results, the Internal Control Handbook of the Company has satisfied overseas regulatory requirements.

The Company has established four categories (strategy, operation, finance and malpractice) of Class 1 risks and 27 categories of Class 2 risks and assigned the work of risk control to business departments at all levels. The Internal Control Handbook provides for control measures against the risks identified and defines key control points through which the responsibility of internal control is allocated to each working position, so that all the staff members of the Company become a part of the internal control construction force. The Company adopts a routine assessment system, where internal control assessors are designated to all the departments and subordinate entities to conduct monthly internal control assessments. It also builds up three levels of assessments (the Company, the regional branches, the grassroots units) through the internal control management system to track the implementation of control in real-time. During the year, the Company has successfully completed the 12 months of routine internal control assessments and examined the high risk entities based on the risk evaluation results, thereby effectively safeguarding and promoting the sustained and healthy development of the Company’s businesses and ensuring the sound and stable operation of the internal control system. Taking into account the new requirements on and changes in its business and management as well as its advanced experience and common issues accumulated over the years, each year the Company organizes all-around multi-level internal control trainings to deliver a full-range propaganda on the philosophy and knowledge for internal control, which helps building up the internal control environment inside the Company.

The internal management department, the internal audit department and the external auditors report separately on their internal control work to the Audit Committee on a regular basis, which ensures the sustained and effective operation of the internal control system. Results of the comprehensive evaluation are announced throughout the Company, and appraisal results are timely published to draw all levels’ attention to the quality of the internal control work so as to effectively achieve the objective of strengthening management through internal control.

37      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CORPORATE GOVERNANCE REPORT

Based on a comprehensive assessment, the Board believes that, as of 31 December 2014, the Company has maintained effective financial reporting internal control in all material respects in accordance with the Fundamental Regulatory Guidelines on Enterprise Internal Control (and its guidance) and Section 404 of the Sarbanes-Oxley Act. Besides, the Company has not found any material defect in non-financial reporting internal control.

The above systems and measures have formed a sound management framework for our production and operation. They ensure the ongoing standardization of operations of the Company and gradual enhancement of corporate management quality.

In 2014, the Company was awarded “The Most Valuable Listed Company for Investment” in the China
Securities Golden Bauhinia Awards for 2014 by Hong Kong-based Ta Kung Pao and one of the “Top
100 Listed Companies Most Respected by Investors” by China Association for Public Companies for its outstanding main business, leading market position, sound corporate governance structure and excellent performance in respect of system innovation, capital operation, information disclosure and internal risk control. In addition, the Company was recognized by the Shanghai Stock Exchange for its outstanding information disclosure work for the year. The company secretary had also been rated by the Shanghai Stock Exchange as excellent. The various awards built a good overall image for the Company in domestic and overseas capital markets.

(b)	SECURITIES TRANSACTIONS BY DIRECTORS

As the Company is listed in three jurisdictions, the Company has strictly complied with the relevant binding provisions on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix
10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company Held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Company Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of insider information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	BOARD OF DIRECTORS

The Company’s Board of Directors comprised 15 members. In the Seventh Session of the Board of Directors, Mr. Cao Peixi was the Chairman, and Mr. Huang Long was the Vice Chairman of the Board; the Executive Directors of the Company were Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (President) and Mr. Fan Xiaxia (Vice President); the Non-executive Directors were: Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Shan Qunying, Mr. Guo Hongbo, Mr. Xu Zujian and Mr. Xie Rongxing. The Company had five Independent Non-

38      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CORPORATE GOVERNANCE REPORT

executive Directors comprising one-third of the members of the Company’s Board of Directors, namely, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen. In the Eighth Session of the Board of Directors, Mr. Cao Peixi is the Chairman, and Mr. Guo Junming is the Vice Chairman of the Board; the Executive Directors of the Company are Mr. Cao Peixi, Mr. Liu Guoyue (President) and Mr. Fan Xiaxia (Vice President); the Non-executive Directors are Mr. Li Shiqi, Mr. Huang Jian, Mr. Mi Dabin, Mr. Guo Hongbo, Mr. Xu Zujian and Ms. Li Song. The Company has five Independent Non-executive Directors comprising one-third of the members of the Company’s Board of Directors, namely, Mr. Li Zhensheng, Mr. Qi Yudong, Mr. Zhang Shouwen, Mr. Yue Heng and Ms. Zhang Lizi.

The Board of Directors of the Company had held nine meetings during this reporting period including regular meetings and ad hoc meetings. For details, please see related announcements.

Details of the attendance of directors attending the Board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Attendance rate (%)

Executive Directors
Cao Peixi	9	9	0	100%
Liu Guoyue	9	9	0	100%
Fan Xiaxia	9	9	0	100%

Non-executive Directors
Guo Junming	4	3	1	75% (Attendance by proxy rate: 25%)
Li Shiqi	9	9	0	100%
Huang Jian	9	8	1	88.89% (Attendance by proxy rate: 11.11%)
Mi Dabin	4	4	0	100%
Guo Hongbo	9	9	0	100%
Xu Zujian	9	8	1	88.89% (Attendance by proxy rate: 11.11%)
Li Song	4	3	1	75% (Attendance by proxy rate: 25%)

Independent Non-executive Directors
Li Zhensheng	9	9	0	100%
Qi Yudong	9	9	0	100%
Zhang Shouwen	9	8	1	88.89% (Attendance by proxy rate: 11.11%)
Yue Heng	4	4	0	100%
Zhang Lizi	4	4	0	100%

Resigned Directors
Huang Long	5	3	2	60% (Attendance by proxy rate: 40%)
Shan Qunying	5	4	1	80% (Attendance by proxy rate: 20%)
Xie Rongxing	5	5	0	100%
Shao Shiwei	5	5	0	100%
Wu Liansheng	5	4	1	80% (Attendance by proxy rate: 20%)

39      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CORPORATE GOVERNANCE REPORT

As stated in previous Corporate Governance Reports of the Company, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the report on the Company’s operating results and makes timely decision. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meeting, first quarterly meeting, half-yearly meeting and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board of Directors of the Company.

Moreover, the Independent Non-executive Directors of the Company have submitted their annual confirmation letters of 2014 in relation to their independence according to the requirements of the Listing Rules.

The directors of the Company complied with the provisions of laws, administrative regulations and the Company’s Articles of Association and actively fulfilled their duty of loyalty and diligence. Apart from regular and ad hoc meetings, the Board obtained adequate information through the Chairman office meetings and the President office meetings in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and the execution and implementation of clauses of material agreements. The Board reviewed corporate briefings and other materials on a regular basis to learn about the production and operation of the Company. The Independent Directors solved practical issues for the Company via on-site survey. The professional committees under the Board made suggestions and proposals for the development of the Company, which provides grounds for the Board to make correct decisions.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board of Directors, including (1) to examine and approve the establishment or cancellation of proposals to develop construction projects; (2) to examine and approve the approved proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch or branch organs; (5) to examine and approve other major issues.

The Board has summarized the execution and implementation of work for the past year and, in doing so, considered the opinions of the Supervisory Committee and the management. It believes that it has effectively fulfilled its duties and protected the interests of the Company and its shareholders.

The director who attended the 2014 First Extraordinary General Meeting of the Company was Mr. Huang Long (Chief Member of the Seventh Session of the Strategy Committee). The directors who attended the 2013 Annual General Meeting of the Company were Mr. Liu Guoyue (Director), Mr. Mi Dabin (Director) and Mr. Qi Yudong (Independent Non-executive Director and Chief Member of the Seventh Session of the Remuneration and Appraisal Committee). The director who attended the 2014 Second Extraordinary General Meeting of the Company was Mr. Liu Guoyue (Director). The director who attended the 2014 Third Extraordinary General Meeting of the Company was Mr. Guo Junming (Vice Chairman).

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(d)	CHAIRMAN AND PRESIDENT

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management is the same as what has been disclosed in previous Corporate Governance Reports.

(e)	NON-EXECUTIVE DIRECTORS

According to the provisions of the Articles of Association, the term of office of members of the Board of the Company shall not exceed three years (including three years) and the members are eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the relevant provisions of the CSRC.

The respective terms of office of the Non-executive Directors are as follows:

Names of Non-executive Directors	Term of office

Guo Junming	18 September 2014-2017
Li Shiqi	18 September 2014-2017
Huang Jian	18 September 2014-2017
Mi Dabin	18 September 2014-2017
Guo Hongbo	18 September 2014-2017
Xu Zujian	18 September 2014-2017
Li Song	18 September 2014-2017

Resigned directors	Term of office

Huang Long	17 May 2011-18 September 2014
Shan Qunying	17 May 2011-18 September 2014
Xie Rongxing	12 June 2012-18 September 2014

(f)	DIRECTORS’ REMUNERATION

According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Remuneration and Appraisal Committee. The committee operates normally under the Detailed Rules on the Work of the Remuneration and Appraisal Committee and is mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company. As the executive directors of the Company are also the senior management of the Company, their performance appraisals were reflected in the appraisal of the senior management by the Board of Directors. During the reporting period, Mr. Liu Guoyue, Mr. Fan Xiaxia received salary from the Company as executive directors. Their salaries were recorded in the annual total remuneration and managed in accordance with the Company’s internal pay rules. The total remuneration, after examined by the Remuneration and Appraisal Committee, was then submitted to the Board of Directors. The Executive Directors have entered into the director service contracts in compliance with the requirements of the Stock Exchange.

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Members of the Seventh Session of the Remuneration and Appraisal Committee comprised seven directors. Members of the Remuneration and Appraisal Committee were Mr. Qi Yudong, Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Xu Zujian, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng, of whom Mr. Qi Yudong, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng were Independent Non-executive Directors. Mr. Qi Yudong acted as Chief Member of the Remuneration and Appraisal Committee. Members of the Eighth Session of the Remuneration and Appraisal Committee comprised seven directors. Members of the Remuneration and Appraisal Committee are Mr. Qi Yudong, Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Xu Zujian, Mr. Li Zhensheng, Mr. Yue Heng and Ms. Zhang Lizi, of whom Mr. Qi Yudong, Mr. Li Zhensheng, Mr. Yue Heng and Ms. Zhang Lizi are Independent Non-executive Directors. Mr. Qi Yudong acts as Chief Member of the Remuneration and Appraisal Committee.

The operation of the Remuneration and Appraisal Committee under the Board of Directors properly follows the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The first meeting for 2014 was convened on 17 March 2014, at which the Report of Total Wage Expenses was reviewed and the Company’s arrangement for the total wage in 2014 was approved. In the new financial year, the Remuneration and Appraisal Committee will carry out its work in a timely manner pursuant to the above rules on work according to the actual situation.

During the reporting period, the attendance of meeting of the Remuneration and Appraisal Committee of the Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

2014 First Meeting of the Remuneration and Appraisal Committee of the Seventh Session of the Board of Directors	17 March 2014	Qi Yudong, Xu Zujian, Shao Shiwei, Wu Liansheng, Li Zhensheng	Liu Guoyue, Guo Hongbo

(g)	NOMINATION OF DIRECTORS

According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Nomination Committee. The Committee operates normally under the Detailed Rules on the Work of the Nomination Committee and is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is mainly made by the shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

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Members of the Seventh Session of the Nomination Committee are Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Mr. Xie Rongxing, Mr. Wu Liansheng, Mr. Qi Yudong, Mr. Zhang Shouwen, of which Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Qi Yudong and Mr. Zhang Shouwen are Independent Non-executive Directors. Mr. Shao Shiwei acted as Chief Member of the Nomination Committee. Members of the Eighth Session of the Nomination Committee are Mr. Li Zhensheng, Mr. Fan Xiaxia, Mr. Mi Dabin, Ms. Li Song, Mr. Qi Yudong, Mr. Zhang Shouwen, Mr. Yue Heng, of which Mr. Li Zhensheng, Mr. Qi Yudong, Mr. Zhang Shouwen, Mr. Yue Heng are Independent Non-executive Directors. Mr. Li Zhensheng acts as Chief Member of the Nomination Committee.

The Nomination Committee of the Board operates normally under the Detailed Rules on the Work of the Nomination Committee of the Company. On 28 July 2014, the Committee held its first meeting for 2014, at which the Proposal on Re-election of New Session of the Board of Directors of the Company was considered and passed. The Committee examined the qualifications of the candidates for directors of the Company and submitted corresponding examination reports to the Board for reference in decision-making. In the coming financial year, the Nomination Committee will carry out relevant work in accordance with the aforesaid detailed work rules based on actual conditions in due course.

During the reporting period, the attendance of meeting of the Nomination Committee of the Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

2014 First Meeting of the Nomination Committee of the Seventh Session of the Board of Directors	28 July 2014	Shao Shiwei, Fan Xiaxia, Xie Rongxing, Qi Yudong, Zhang Shouwen	Shan Qunying, Wu Liansheng

(h)	REMUNERATION OF AUDITORS

KPMG and KPMG Huazhen (Special General Partnership) were appointed as the international and domestic auditors of the Company for 2014, respectively. For the twelve months ended 31 December 2014, the total auditors’ remuneration amounted to RMB33.84 million (including remuneration paid to other auditors in addition to that of the principal auditors).

(i)	AUDIT COMMITTEE

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board of Directors of the Company has established the Audit Committee which operates normally under the Detailed Rules on the Work of the Audit Committee and is mainly responsible for assisting the Board of Directors in supervising: (1) the authenticity of the financial statements of the Company; (2) the compliance by the Company with laws and regulatory requirements; (3) the qualification and independence of the independent auditors of the Company; (4) the performance of the independent auditors and the internal audit department of the Company; and (5) the control and management of the related-party transactions of the Company.

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The Audit Committee under the Board of the Company holds four regular meetings per annum and has at least two separate meetings with the external auditor of the Company to hear reports on audit plans, work arrangements, audit results, etc. The Board formulates the Management Measures on Hotlines and Mailboxes for Informants, pursuant to which the Audit Committee is responsible for the management of the informants’ hotlines and mailboxes.

Members of the Audit Committee of the Board of Directors shall comprise five independent non-executive directors. Members of the Audit Committee of the Seventh Session of the Board of Directors were Mr. Wu Liansheng, Mr. Shao Shiwei, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen, respectively. Mr. Wu Liansheng acted as the Chief Member. Members of the Audit Committee of the Eighth Session of the Board of Directors are Mr. Yue Heng, Mr. Li Zhensheng, Mr. Qi Yudong, Mr. Zhang Shouwen and Ms. Zhang Lizi, respectively. Mr. Yue Heng acts as the Chief Member.

During the reporting period, the Audit Committee had held nine meetings. As per Audit Committee’s duties, the Audit Committee interviewed with the Company’s legal advisor, external auditors, management and the relevant departments separately and exchanged ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the Audit Committee has rendered their views and opinions and made certain proposals.

During the reporting period, the attendance of meetings of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

2014 First Meeting of the Seventh Session of the Audit Committee	21 February 2014	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen

2014 Second Meeting of the Seventh Session of the Audit Committee	17 March 2014	Wu Liansheng, Shao Shiwei,	Li Zhensheng, Qi Yudong, Zhang Shouwen

2014 Third Meeting of the Seventh Session of the Audit Committee	21 April 2014	Wu Liansheng, Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen

2014 Fourth Meeting of the Seventh Session of the Audit Committee	28 July 2014	Shao Shiwei, Li Zhensheng, Qi Yudong, Zhang Shouwen	Wu Liansheng

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Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

2014 First Meeting of the Eighth Session of the Audit Committee	29 September 2014	Yue Heng, Li Zhensheng, Qi Yudong, Zhang Shouwen, Zhang Lizi

2014 Second Meeting of the Eighth Session of the Audit Committee	13 October 2014	Yue Heng, Li Zhensheng, Qi Yudong, Zhang Shouwen, Zhang Lizi

2014 Third Meeting of the Eighth Session of the Audit Committee	20 October 2014	Yue Heng, Li Zhensheng, Qi Yudong, Zhang Shouwen, Zhang Lizi

2014 Fourth Meeting of the Eighth Session of the Audit Committee	18 November 2014	Yue Heng, Li Zhensheng, Qi Yudong, Zhang Shouwen, Zhang Lizi

2014 Fifth meeting of the Eighth Session of the Audit Committee	19 December 2014	Yue Heng, Li Zhensheng, Qi Yudong, Zhang Shouwen, Zhang Lizi

(j)	RESPONSIBILITY ASSUMED BY THE DIRECTORS IN RELATION TO THE FINANCIAL STATEMENTS

The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant regulations and applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

The reporting responsibility statements made by the auditors of the Company in relation to the financial statements of the Company are set out in auditor’s reports on pages 97 to 98.

(k)	SENIOR MANAGEMENT’S INTEREST IN SHARES

None of the senior management of the Company holds any shares of the Company.

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(l)	STRATEGY COMMITTEE

According to the requirements of regulatory authorities where the Company is listed and the requirements of the Company’s Articles of Association, the Board of Directors of the Company set up the Strategy Committee. The Strategy Committee operates normally under the Detailed Rules on the Work of the Strategy Committee and mainly takes the following responsibilities:

(1)	to study and make suggestions on the Company’s long-term development strategies and plans;

(2)	to study and make suggestions on material investment and financing proposals which require the approval of the Board of Directors;

(3)	to study and make suggestions on material production and operational decision-making projects which require the approval of the Board of Directors;

(4)	to study and make suggestions on other material matters that will impact the Company’s development;

(5)	to monitor the implementation of the above matters; and

(6)	other matters required by the Board of Directors.

Members of the Strategy Committee of the Seventh Session of the Board of Directors comprised seven directors, namely Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei, Mr. Li Zhensheng, of whom Mr. Shao Shiwei and Mr. Li Zhensheng were Independent Non- executive Directors. Mr. Huang Long acted as the Chief Member of the Strategy Committee. Members of the Strategy Committee of the Eighth Session of the Board of Directors comprised six directors, namely Mr. Liu Guoyue, Mr. Li Shiqi, Mr. Huang Jian, Mr. Fan Xiaxia, Mr. Li Zhensheng and Ms. Zhang Lizi, of whom Mr. Li Zhensheng and Ms. Zhang Lizi are Independent Non-executive Directors. Mr. Liu Guoyue acts as the Chief Member of the Strategy Committee.

On 27 June 2014, the Strategy Committee considered and approved the Comprehensive Risk Report of Huaneng Power International, Inc. for 2014 which was submitted to the Audit Committee of the Board of the Company for consideration on 28 July 2014. On 20 October 2014, the Strategy Committee considered and approved the Risk Analysis Report of Huaneng Power International, Inc. for the first half of 2014.

The risk management work operates effectively to cover all kinds of risks, thus continuously strengthening and improving the internal control and risk management mechanism of the Company.

(m)	TRAININGS FOR DIRECTORS AND SENIOR MANAGEMENT

Each year the Company organizes its directors and supervisors to attend trainings arranged by regulatory authorities. During the reporting period, the directors and supervisors of the Company attended the 2014 Training for Directors and Supervisors organized by CSRC Beijing Regulatory Bureau. The Secretary to the Board of the Company attended the Continuing Development Training for Board Secretaries and some seminars held by the Hong Kong Institute of Chartered Secretaries.

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For every six months, the Company holds a meeting where legal counsels of all three listing jurisdictions make presentations to all the independent directors of the Audit Committee about latest updates on regulatory requirements, application of the Company’s corporate systems and rules and the compliance by the Company with regulations of the listing place.

According to the records of provided by the directors and supervisors, we set forth below a summary of the trainings received by the Company’s directors and supervisors during the period from 1 January 2014 to 31 December 2014:

Name of director/supervisor	Type of Continuing Professional Development Plan

Cao Peixi	A, B
Guo Junming	A, B
Liu Guoyue	A, B
Li Shiqi	A, B
Huang Jian	A, B
Fan Xiaxia	A, B
Mi Dabin	A, B
Guo Hongbo	A, B
Xu Zujian	A, B
Li Song	A, B
Li Zhensheng	A, B
Qi Yudong	A, B
Zhang Shouwen	A, B
Yue Heng	A, B
Zhang Lizi	A, B
Ye Xiangdong	A, B
Mu Xuan	A, B
Zhang Mengjiao	A, B
Gu Jianguo	A, B
Wang Zhaobin	A, B
Zhang Ling	A, B

Name of resigned director/supervisor	Type of Continuing Professional Development Plan

Huang Long	A, B
Shan Qunying	A, B
Xie Rongxing	A, B
Shao Shiwei	A, B
Wu Liansheng	A, B

Notes:

A:	attending briefings and/or seminars.

B:	reading seminar materials and updates on the latest developments of the Listing Rules and other applicable regulatory requirements.

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All the directors and supervisors must submit their training records to the Company on a quarterly basis. The Company Secretary will keep the records for regular inspections. Each of the directors and supervisors of the Company had received more than 15 hours of trainings in 2014.

The Company attaches great significance to the training and continuing professional development of its senior management personnel, and organised its senior management personnel to attend relevant training programs held by relevant State authorities, industry administrative authorities and associations.

(n)	FORMULATION, REVIEW AND INSPECTION OF CODE OF CONDUCT AND COMPLIANCE HANDBOOK FOR EMPLOYEES AND DIRECTORS

The Company has formulated the Employee Handbook to set standards of conduct and regulate the employees’ behavior. The employees of the Company conscientiously comply with the Employee Handbook to enhance moral standards and strengthen correct value orientations.

(o)	SHAREHOLDERS’ RIGHTS

●	To convene extraordinary general meetings

When any shareholders holding, individually or in aggregate, ten percent or more of the shares of the Company request, the Board shall convene an extraordinary general meeting within two months.

The shareholders holding, individually or in aggregate, ten percent or more of the Company’s shares shall submit a written request to the Board for convening of an ad hoc meeting, which shall specify the agenda of such meeting. Upon receipt of the said written request, the Board shall convene an ad hoc meeting as soon as possible. If the Board does not send any notice of convening the meeting within 30 days upon receipt of the written request, the requesting shareholders may convene the meeting on their own within four months upon the Board’s receipt of the request. The procedures for convening such a meeting shall be as close to the procedures adopted by the Board as possible.

●	To make proposals to the shareholders’ meeting

Any shareholder holding, individually or in aggregate, three percent or more of the total voting shares of the Company may, no later than ten days before a shareholders’ meeting is held, submit provisional proposals to the Board in writing. The Board shall send out a supplementary meeting notice of details of such proposals within two days of the receipt thereof.

Any shareholder holding, individually or in aggregate, one percent or more of the total issued shares of the Company may propose candidates for independent directors for election at the shareholders’ meeting.

●	To convene extraordinary Board meetings

An extraordinary Board meeting may be held at the request of any shareholders representing one tenth or more of the voting rights of the Company. The Chairman shall, within ten days upon receipt of such request, convene and chair such meeting.

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●	To make enquiries to the Board

The shareholders shall have access to the relevant information of the Company in accordance with the provisions of the Articles of Association, including the Articles of Association of the Company, the share capital, the minutes of shareholders’ meetings and the resolutions of Board meetings and meetings of the Supervisory Committee.

(p)	INSURANCE FOR DIRECTORS

The Company has renewed its Directors Liability Insurance policy of US$10,000,000 in 2014.

(q)	COMPANY SECRETARY

Mr. Du Daming (Vice President and Board Secretary) has been acting as the Secretary to Company under the Listing Rules since 3 May 2012, whose resume is set out in “Profiles of Senior Management”. During the reporting period, Mr. Du had received no less than 15 hours of professional training in compliance with Rule 3.29 of the Listing Rules.

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SOCIAL RESPONSIBILITY REPORT

The Board of Directors of the Company and all the directors thereof guarantee that this Report does not contain any false statement, misleading representation or material omission, and jointly and severally accept responsibilities as to the truthfulness, accuracy and completeness of the content of this Report.

This Report systematically summarizes the work of Huaneng Power International, Inc. (the “Company”) in 2014 in fulfilling its economic responsibilities, safety responsibilities, environmental responsibilities, staff responsibilities, social responsibilities and so on, with a view to giving a true presentation of the Company’s concrete achievement in promoting comprehensive, healthy and sustainable development in 2014.

This Report has been prepared in accordance with the “Guidelines on Preparation of Corporate Report on
Performance of Social Responsibilities” issued by the Shanghai Stock Exchange, and with reference to the “G3
Sustainable Development Reporting Guidelines” issued by Global Reporting Initiative (the “GRI”) and the actual performance by the Company. This Report is the Company’s social responsibility report published to the general public and the data and contents contained herein are on the basis of the Company’s domestic business.

I.	CORPORATE OVERVIEW AND CORPORATE GOVERNANCE

1.	Corporate Overview

Incorporated on 30 June 1994, the core business of the Company is to develop, construct and operate large-scale power plants throughout China by making use of modern technology and equipment and financial resources available domestically and internationally. In October 1994, the Company completed its initial global public offering of 1,250,000,000 overseas listed foreign shares (“foreign shares”), which were listed on the New York Stock Exchange (Stock Code: HNP) in the United States by issuing 31,250,000 American Depository Shares (“ADS”). In January 1998, the foreign shares of the Company were listed on the Stock Exchange of Hong Kong Limited by way of introduction (Stock Code: 902). Subsequently, in March 1998, the Company successfully completed a global placing of 250,000,000 foreign shares along with a private placing of 400,000,000 domestic shares. In November 2001, the Company successfully completed the issue of 350,000,000 A Shares (Stock Code: 600011) in the PRC, of which 250,000,000 domestic public shares were listed on the Shanghai Stock Exchange. In December 2010, the Company completed the non-public issuance of 1,500,000,000 A Shares and 500,000,000 H Shares. In November 2014, the Company completed the non-public issuance of 365,000,000 H Shares. Currently, the total share capital of the Company amounts to approximately 14.42 billion shares.

As at 31 December 2014, the Company’s controlling generation capacity and equity-based generation capacity amounted to 70,484 MW and 63,757 MW respectively. With wide coverage of power plants in 21 provinces, municipalities and autonomous regions in China, the Company is currently one of the largest listed power producers of the state. In addition, the Company has a wholly-owned power company in Singapore.

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Since its incorporation, the Company has been committed to system, technology and management innovations. The Company has been the pioneer and has created various milestones within the domestic power industry in areas such as power technology advancement and power plant construction and management, which significantly facilitated the great-leap forward development of the power business and technological advancement of the power station equipment manufacturing industry in China, and also significantly contributed to the improvement of technical and management standards of domestic power generation enterprises.

2.	Corporate Governance

As a public company listed in three cities within and outside China, the Company has been subject to regulation by securities regulatory authorities in these cities and supervision by the Company’s shareholders. The Company has highly valued the importance of corporate governance by enhancing its corporate governance system, which comprises the general meetings, the Board, the Supervisory Committee and the operation team. It has established an operating mechanism with clear segregation between decision authority, supervisory authority and operation authority to enable each of them to perform their respective responsibilities, implement checks and balances and coordinate with one another, so that the decision-making power of the Board over material issues and the supervision power of the Supervisory Committee can be effectively exercised to ensure the operation team can deal with operational issues in an effective way. Through years of researches and implementation, the Company has gradually formulated a regulated, efficient and enhanced structure for corporate governance, and also established a systematic mechanism that is sound and effective, and suits the own needs of development by the Company.

The Company has been consistently treating all shareholders fairly, and striving for generating long- term, stable and increasing returns for shareholders. The good image of the Company in its integrity in regulation, professional transparency and respect for shareholders has been highly recognized by regulatory authorities and the capital markets. In 2014, the Company was included as one of the constituent stocks of the Hang Seng High Dividend Yield Index, was awarded “The Most Valuable Listed Company for Investment” in the China Securities Golden Bauhinia Awards and was named as one of the “Top 100 Listed Companies Most Respected by Investors”, a honour granted by China Association for Public Companies. The Company was on the list of “Platts Top 250 Global Energy Listed Companies Award” for six consecutive years and ranked 53rd for the year, which is much higher than that of last year.

The Company stresses on the importance of information disclosure. The Company has established the Information Disclosure Committee, which comprises the Vice President, the Chief Accountant and all departmental managers and is responsible for examining the Company’s regular reports. The Company has also adopted the policy of holding weekly information disclosure meetings chaired by the Vice President and the Chief Accountant. The Company’s material issues of the week will be reported in the meeting, thereby ensuring the establishment of a mechanism through which the Company is able to perform relevant information disclosure obligations. The Company made 20 overseas press releases and issued 222 announcements within and outside China in 2014 to reinforce effective communications with investors.

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II.	ECONOMIC RESPONSIBILITY OF THE COMPANY

The Company has further strengthened the control over comprehensive budgetary management, performance benchmark analysis, budgetary tracking, monitor of significant indicators, performance appraisal and rationalization. The Company has also stepped up efforts in implementing closed-loop management of budgets and making full use of the guiding function of comprehensive budgetary management. The full completion of the operation centre significantly enhanced the timeliness, transparency and standardization of management. In addition, the Company enhanced the delicacy of management by continuously promoting the application of the fully digitalized dynamic management platform for fuel supply process, the human resources management platform and the mobile office system.

Marketing efforts have been very successful. The Company has actively responded to the new movements in the electricity market, pinned down the “Number One” (unit leader) with his/her responsibility in leading the marketing campaign, highlighted the assessment on utilization hours, encouraged its subordinate units to penetrate new markets, competed in power generation while actively participating in electricity trading, which resulted in a new record of electricity traded and leadership in utilization hours. The Company has paid close attention to the implementation of tariff policies, whereby the on-grid tariffs of certain gas turbine power plants were increased and denitration and dedusting tariffs were fully implemented. Marketing management on heat supply and tariff collection have been enhanced significantly, thereby greatly improving the operating conditions.

Fuel supply has been safely secured. Adhering to the philosophy of marketization, we continued to push forward “Method Upgrade and Structural Adjustment” of fuel supply to further achieve structural optimization in the sourcing, quality and transportation of coal, resulting in a significant reduction in the unit purchase price for standard coal. We have stepped up our efforts in policy analysis and market study to accurately capture the opportunities of domestic and imported seaborne coal trade, thus further optimizing our resource allocation. We also further upgraded our purchase mechanism by leveraging on our advantage in bulk procurement and the favourable conditions of the spot coal market. We vigorously promoted the trans-regional deployment of resources and opened up the market in the context of the thriving fuel market and abundant railway transportation capacity. Attributable to our strengthened supplier management, the “Plant-to-Mine” direct supply mode has become prevailing.

Our financing management maintained its leading position. We have actively responded to the new movements in the capital market, drew upon our advantage in centralized capital management and adopted new financing techniques such as syndicated financing with a view to progressively establish the competition mechanism, secure capital supply and maintain control over the cost of capital, leading to continuous improvement in financial control and further decrease in gearing ratio.

III.	SAFETY RESPONSIBILITY OF THE COMPANY

Adhering to the principle of “Being People-oriented”, the Company focused on the implementation of its accountability system for production safety. As such, its objective of “Zero Casualty of Staff Member and Zero Tolerance for Violation of Regulations” gained more recognition. The Company further promoted the construction and standardization of safety system and proactively carried out special rectification activities for outsourcing projects, thereby continuously enhancing its safe production level. In addition, the Company also stepped up its efforts to strengthen management of equipment operation, maintenance management and technical management to improve the reliability of production facilities, as well as to enhance the safety standard and stability of long-cycle power generation capacity.

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In 2014, the Company did not experience any serious accident or any of above incidents, nor any environmental pollution issue, or accident affecting the safe operation of power grids, thus maintaining a stable situation for safe production as a whole. The Company incurred 0.23 unplanned outage/unit per annum on the average, representing a decrease of 0.06 outage/unit per annum as compared to the corresponding period last year. 22 power plants did not incur any unplanned outage throughout the year.

IV.	ENVIRONMENT RESPONSIBILITY OF THE COMPANY

In the course of its development, the Company has strictly complied with environmental regulations of China, actively fulfilled its environmental responsibilities, promoted technological innovations, enhanced the efficiency of resources utilization and actively constructed environmental friendly coal-fired power plants with high energy-saving standards. The Company applied systematic planning on its energy conservation and environmental protection efforts before 2020 by preparing the Promotional Directory of Energy Saving and Emission Reduction Technologies, securing its industry-leading position in terms of index in overall energy consumption. Eight of our generating units (including Jinling No. 1) were awarded in the nation-wide cost-efficiency benchmarking competition for thermal generating units with a capacity of 600,000 kW and above. We have completed the dust-collection process upgrade for 35 generating units and the desulfurization process and efficiency enhancement for 14 generating units, which was one year ahead of scheduled accomplishment of our task of denitration for all the coal-fired generating units, with the emission of sulphur dioxide, soot and nitrogen oxides all up to the standards. We have studied and determined on a new set of technical approaches on synchronized control and treatment of smoke and gas, which is both energy saving and environment friendly, and the emission of the generating units equipped with such technology, including Changxing No. 1 and No. 2, exceeds relevant emission standards. As per the requirements of the Ministry of Environmental Protection, we have actively disclosed information about our environment protection efforts.

We encouraged technological innovation with great passion. The first highly-efficient ultra-supercritical project of the Company, Changxing Project, which is to replace small generating units with large ones, has commenced production as planned, with the technical, economic, energy-saving and environment protection performance indicators of our generating units all reaching the highest level of 660,000 kW. The cogeneration projects in both Yingkou Xianrendao and Nanjing Chemical Industry Park employed, for the first time, the high-volume backpressure heating technology. We also kicked off the pilot project for the 300 MW generating units running at enhanced parameters. Following the upgrade, the generating units have been running smoothly with prominent energy-saving results. Our Double-π Ultra-Supercritical Reheating Boiler was granted the Utility Model Patent, with patent application for the other 11 new technologies finalized. We have signed a memorandum with Siemens and Shanghai Electric, pursuant to which we will cooperate with them in enhancing the efficiency of coal-fired generating units and expediting the R&D and utilization of clean energy.

In 2014, the Company accomplished its annual targets as set forth in the Statement of Responsibility for Energy Saving and Environment Protection with no violation of the national environmental laws and regulations identified. During the year, the Company consumed 125.51 million tons of natural coal and the average coal consumption for power supply of our domestic coal-fired generating units decreased by 1.52 g/kWh as compared to the same period of last year; the water consumption for power supply of thermal generating units was 0.82 kg/kWh, representing a decrease of 0.02 kg/kWh as compared to the same period of last year. Sulphur dioxide and nitrogen oxides emission per unit of electricity were 0.33 g/kWh and 0.46 g/kWh respectively, representing a decrease of 0.17 g/kWh and 0.49 g/kWh respectively as compared to the same period of last year. Six of our power plants have accomplished the construction of environment friendly coal-fired power plants with high energy-saving standards, maintaining its leading position in both domestic and overseas markets in terms of key technical and economic performance indicators.

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SOCIAL RESPONSIBILITY REPORT

V.	STAFF RESPONSIBILITY OF THE COMPANY

1.	Protection of Staff Benefits

(1)	Staff overview

With the belief that “human resources are the forefront important assets”, the Company has actively implemented the strategy of developing the enterprise by talents, focused on the tri-tasks of attracting, training and making good use of talents, accelerated the establishment of a team with high-level and highly skilled talents as core members. As a result, a team of talents with excellent quality, which is well structured, professionally equipped, devoted to careers in Huaneng and in line with the Company’s developmental and strategic needs, has been formed.

As at the end of 2014, the Company had 37,737 employees, 71% of whom had college qualifications and above. Intermediate and higher level professional technicians accounted for 44.25% of the total staffing with professional and technical qualifications.

(2)	Rights protection

The Company has consistently implemented a fair, just and open employment policy and endeavors to implement the “Labor Law”, the “Employment Contract Law” and the “Regulation on the Implementation of the Employment Contract Law”, and other laws and regulations, for strengthening the management of employment contracts. The Company has entered into employment contracts with employees according to related laws and regulations.

The Company has focused on the improvement of the Staff Representative Congress System and the Plant Affairs Publicity System, supported the staff’s active participation in democratic management and guaranteed the staff’s full entitlement to the rights to be informed, to participate, express and supervise. The Company has improved the responsibility system for complaint handling and formulated the system and standards for staff’s benefit claims.

All of the Company’s affiliated enterprises have established trade unions in accordance with the “Trade Union Law”, and the staff’s admission rate remained at the level of 100%. Trade unions at all levels have seriously performed their duties, safeguarded the staff’s legal interests, encouraged the staff to participate in management decision making, jointly accomplished various objectives of the enterprises and assisted in mediating disputes between the staff and the enterprises.

The Company has attached great importance to the staff’s health and safety. All of its affiliated enterprises have established a protection mechanism for the staff’s health and safety. The enterprises have organized physical examinations for all staff annually as well as special physical examinations for the staff who have been exposed to occupational hazards.

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SOCIAL RESPONSIBILITY REPORT

(3)	Incentives and protection

The Company has further improved its remuneration allocation system, devised a series of remuneration management procedures in line with the overall strategies, standardized the pay system and criteria and optimized the structure of income mix. The Company has fully implemented the annual salary system for responsible persons of enterprises and the management of remuneration has become more regulated. Staff remuneration has been determined in accordance with the principles of “determining salaries based on the position, receiving compensation based on performance, giving priority to efficiency and emphasizing fairness” and linked to individual performance, thereby establishing a scientific and effective incentive mechanism.

In accordance with the law, the Company has established a social security system for payment of the corporate’s part of the social insurance costs for social welfare protection, including employee pensions and health care benefits. In accordance with the national policy, the Company has also established a corporate annuities and supplementary medical insurance policy to supplement the basic employee pension and medical benefits. The Company has concerned about staff’s production and living, and actively organized “warmth and care delivery” activities, and provided support and help for staff in need.

2.	Support for Staff Development

(1)	Staff training

The Company has emphasized training for all staff, taken full advantages of Huaneng systematic training resources, strengthened the cooperation with external training organizations, developed multi-level, multi-channel and multi-dimensional training, and strived to reinforce general competence of the staff. The major types of training include: orientation training, position training, skill training, continuing education and international cooperation training.

As at the end of 2014, the Company had 11 state-level talents, including 1 member of the “National Hundred, Thousand and Ten Thousand Talent Project” and 10 persons who enjoyed special government allowance. The Company had 8 national technical experts, 52 technical experts of state-owned enterprises and 26 technical experts of the power industry.

(2)	Development opportunities

The Company has emphasized the provision of growth opportunities to its staff so as to realize joint development of the staff and the enterprise. “Guiding Opinions on Strengthening Senior Personnel Rotation in Enterprise” has been formulated to improve their interaction, improving the development of the middle-level senior personnel and strengthening the formation of back-up senior personnel. “Guiding Opinions on Strengthening Middle-level Personnel Management in Enterprise” has also been formulated and different mechanisms regarding retirement of middle-level personnel, competition, post rotation and promotion of younger staff have also been set up. Regulations on further perfecting the mechanism of staff mobilization have been introduced to facilitate optimization of human resources. Qualifications facilitate learning; contests facilitate training; rotation and assessment facilitate the overall improvement of the staff. The development of skill-based talents is facilitated by the implementation of dual-channels advancement mechanism emphasizing the approach of “positions come first, skills come second”.

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SOCIAL RESPONSIBILITY REPORT

VI.	SOCIAL RESPONSIBILITY OF THE COMPANY

The Company has adopted the “three-color” as the corporate’s mission, i.e. a “red” company that serves the country with socialism with Chinese characteristics, a “green” company with focus on scientific and technological advancement and environment protection, and a “blue” company that keeps abreast of the world’s development and is oriented in innovative learning. The Company has capitalized on its leading role in the culture of “three-color” companies, so as to pursue sustainable development, serve the State, benefit the community, fulfill our social responsibilities, create a sound internal and external environment, work together with all interested parties to promote economic and social development and share corporate development achievements in order to contribute to a harmonious socialist society.

The Company has attached great importance to ensure supply of power. Our power plants have formulated contingency plans and management measures in order to ensure safe and stable power generation during critical periods. Emphasis has also been put on heat supply management to assure stable functioning of the heating system. The Company successful completed the mission of securing stable power supply during the APEC Summit and Nanjing Youth Olympic Games. Our power plants located in costal areas managed to tide over a number of typhoons. Furthermore, the Company held the first anti-terror emergency drill of the power industry in Beijing Co-generation Power Plant.

The Company has actively participated in social charity activities, including new socialist village development, poverty alleviation, education assistance, charitable donations, and positively reciprocated the society and showed our care via a variety of innovative cooperative services. In 2014, the Company donated a total of RMB9.12 million under its name to support local social charity activities.

In the future, the Company will continue to strive for the generation of long-term, stable and increasing returns for shareholders; strive for the provision of adequate, reliable and environmental friendly power for the society; strive for developing itself as a first-class listed power producer with leading technology, excellent management, reasonable layout, optimized structure, industry synergy and remarkable efficiency.

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INVESTOR RELATIONS

PHILOSOPHY OF INVESTOR RELATIONS

Huaneng International always highly values the management of investor relations since its listing. The Company communicates with all investors in a wholehearted, equal and respectful manner through timely and diversified two-way channels, enhancing and perfecting the management of investor relations of the Company. In addition, the Company also values the two-way interactive communication of “disclosure” and “adoption”. With its investors “Disclosure”, the Company discloses information including financial position and operating performance to investors accurately, fairly and comprehensively in a responsible manner, which helps investors to understand and recognize the current situation and future development strategy of the Company. As to “Adoption”, the Company makes ready various channels to collect opinions of investors to adopt suggestions and ideas related to its operating activities. Such two-way communication effectively improves the operation management ability of the Company and ultimately maximizes the interests of the Company as a whole and all shareholders.

MECHANISM OF INVESTOR RELATIONS

●	Establishing meticulous organization and enhancing system development

The Company sets up specific information disclosure organizations (Information Disclosure Committee and Information Disclosure Work Team) and holds routine information disclosure meetings every Monday, making clear the work flow for information disclosure of the Company and guaranteeing the compliance and time effectiveness of information disclosure.

In the meantime, the Company has established the “Measures on Information Disclosure Management”, the “Measures on Connected Transactions Management”, the “Rules on Investor Relations Management”, the “Detailed Rules on the Work of the Information Disclosure Committees”, “Measures on Insider Information Management” and the “Regulations on Accountability for Significant Errors in Annual Report Information Disclosure”, setting out in detail the basic principle, targets, procedures, contents of disclosure, registration and filing of insider information and related accountability. The promulgation and implementation of these regulations further enhanced the information disclosure system of the Company, strengthened the discipline of the Company’s information disclosure, prevented and minimized the insider dealing activities, improved the authenticity, accuracy, completeness and timeliness of information disclosure, so as to protect the legal interests of shareholders.

In addition, the Company has also formulated the “Internal Control System” according to the relevant requirements of the state and Sections 302 and 404 of the “Sarbanes-Oxley Act of 2002”, as well as prepared the “Internal Control Handbook”, further enhancing our corporate governance and ensuring truthful, timely, accurate and complete information disclosure.

Having established a complete and effective control system targeting at the entire process of the Company’s information disclosure, the Company has been able to control potential risks in information disclosure effectively and ensure that all information disclosed by the Company is regulated and effective since its listing. With its timely, accurate and sufficient information disclosure, the Company has been well recognized by domestic and overseas investors and won various awards granted by domestic and overseas investment institutions and professional institutions.

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INVESTOR RELATIONS

●	Diversified channels and effective communication

In view of the different needs and nature of different investors – existing investors, potential investors, institutional investors and retail investors, the Company actively holds a variety of investor relations activities in various forms, including phone enquiries, emails, analyst conferences, one-on-one meetings, investment forums, roadshows and reverse roadshows, according to the characteristics of different investors, with a view to achieve all-round and effective communication and establish long-term and stable relations of mutual trust.

The Company insists on handling daily calls and visits made by investors properly. By consistently updating and sorting out the investor database, expanding the investor communication network of the Company, holding two-way interactive investor relations activities, the Company is able to enhance the understanding and knowledge of investors about the Company, adopt suggestions and ideas put forward by investors, create two-way communication channels and platforms for smooth communication with investors and maximize the interests of the Company and investors.

●	Timely disclosure and continuous follow-up

The Company discloses its information in a truthful, accurate, complete and timely manner strictly according to the requirements of the regulatory authorities of its listing places, thereby increasing the transparency of and drawing market attention to the Company and enhancing the image of the Company in capital markets. In the meantime, the Company follows up feedbacks from investors consistently and ensures effective communication, with a view to establish stable investor relations.

The Company made 20 overseas press releases and issued 222 announcements within and outside China in 2014.

NOTE TO SHAREHOLDERS

●	Dividend distribution

The Board proposed a dividend of RMB0.38 (inclusive of tax) per share for 2014. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi. Save as the dividends on foreign shares traded on the Hong Kong Stock Exchange that will be paid in Hong Kong dollars, dividends on other foreign shares will be paid in US dollars. Exchange rates for dividends paid in US dollars and Hong Kong dollars are USD1 to RMB6.16025 and HKD1 to RMB0.79326 respectively. All the dividends payable to shareholders shall be subject to shareholders’ approval at the annual general meeting of the Company.

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INVESTOR RELATIONS

DIVIDENDS

●	Dividend policy

The Company’s Articles of Association clearly define the Company’s cash dividend policy, i.e. when the Company’s earnings and accumulative undistributable profits for the current year are positive, and on the condition that the Company’s cash flow is able to meet the need for its ordinary operation and sustainable development, the Company shall adopt a cash dividend policy on the principle that the cash dividend payout shall be no less than 50% of the realized distributable profit stated in the consolidated financial statement that year.

In the future, the Company will continue to adhere to a proactive, balanced and stable dividend policy, persistently enhance its profitability, striving for realization of increasing returns to shareholders.

●	Declaration of dividends

Since listing, Huaneng International has been given tremendous support and concern by shareholders. The Company has also rewarded shareholders with a persistent, stable and increased return over the years. The Company has been declaring dividends to shareholders every year since 1998. The accumulated dividend paid amounted to RMB37.621 billion.

Dividend Year	Dividend per share (RMB)	Earnings per share (RMB)	Payout Ratio

1994		0.17
1995		0.24
1996		0.27
1997		0.33
1998	0.08	0.33	24.24%
1999	0.09	0.33	27.27%
2000	0.22	0.44	50.00%
2001	0.30	0.60	50.00%
2002	0.34	0.65	52.31%
2003*	0.50	0.90	55.56%
2004	0.25	0.44	56.82%
2005	0.25	0.40	62.50%
2006	0.28	0.50	56.00%
2007	0.30	0.51	58.82%
2008	0.10	-0.33
2009	0.21	0.41	51.22%
2010	0.20	0.28	71.43%
2011	0.05	0.08	62.50%
2012	0.21	0.39	53.85%
2013	0.38	0.74	51.35%
2014**	0.38	0.76	50.00%

*	The Company’s dividend plan for 2003 included a cash dividend of RMB5 together with bonus issue of 10 shares for every 10 shares.

**	The profit distribution plan of the Company for 2014 will be subject to shareholders’ approval at the annual general meeting.

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INVESTOR RELATIONS

INVESTOR RELATIONS ACTIVITIES HELD BY THE COMPANY

•	Conferences

In 2014, the Company organized one Hong Kong press conference, one large-group presentation with investment analysts in Hong Kong, one large-group presentation with investment analysts and fund managers in China, two global telephone conferences for the quarterly results and one global telephone conference for interim results.

•	Roadshows

Roadshow is a commitment of the Company to investors and a specific reflection of respect shown to them. The Company believes that regular face-to-face meetings with investors are instrumental in promoting mutual understanding and providing better services to shareholders. Since its listing, the Company has all along attached importance to communication with investors and has a good reputation in the investment sector.

In 2014, the Company held annual non-deal roadshows in the United States and Europe as usual. The management attended over 30 “one on one” meetings and group meetings with the Company’s former investors, existing shareholders and potential investors, to introduce the operation, future development and outlook of the Company in detail. The meetings effectively improved the communication between the Company and investors and provided investors with in-depth understanding of the Company and the industry. The meetings were welcomed by investors.

•	Reverse roadshows

The Company started to conduct reverse roadshows annually since 1999. In this regard, the Company organized domestic and overseas analysts and investors to visit its power plants. Through on-site visits or in-depth communication with industry experts in forums, the investors had a better understanding of the power generating equipment and the development trend of the industry. For years, the reverse roadshows of the Company were very effective and were popular among, and highly commended by, the investment sector.

In 2014, the Company invited industry experts to deliver special report on the current landscape and future prospects of China’s nuclear power industry in the form of seminar in its Beijing headquarters. A total of 30 domestic and overseas investors participated in this reverse roadshow.

•	Visits by and general enquiries from investors

The Company received more than 80 groups of institutional investors for company visits and about 200 phone enquiries from investors during the year.

•	Investors forums

In 2014, the Company attended 5 large investment forums within or outside China, in which nearly 100 institutional investors were met.

MAJOR CHANGES TO THE ARTICLES OF ASSOCIATION

There was no material change in the Company’s Articles of Association in 2014.

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REPORT OF THE BOARD
OF DIRECTORS

The Directors hereby submit their annual report together with the audited financial statements for the year ended
31 December 2014.

RESULTS SUMMARY

The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2014.

For the twelve months ended 31 December 2014, the Company realized operating revenue of RMB125.407 billion, representing a decrease of 6.30% compared to the same period last year, and net profit attributable to equity holders of the Company amounted to RMB10.757 billion, representing an increase of 3.18% as compared with the same period last year. Earnings per share amounted to RMB0.76. The Board is satisfied with the Company’s results last year.

The Board of the Company proposed to declare a cash dividend of RMB0.38 (inclusive of tax) for each ordinary share of the Company held by shareholders.

BUSINESS REVIEW OF YEAR 2014

In 2014, the Company overcame difficulties posed by the decline in the growth rate of power generation, actively responded to the new trends and changes in the power market, and has made new achievements in various aspects, including power generation, energy saving, emission reduction, project development and capital operation. Meanwhile, the Company managed to fulfill the duties of providing sufficient, reliable and green energy to the society.

1.	Operating Results

For the twelve months ended 31 December 2014, the Company realized operating revenue of RMB125.407 billion, representing a decrease of 6.30% compared to the same period last year. Net profit attributable to equity holders of the Company amounted to RMB10.757 billion, representing an increase of 3.18% as compared with the same period last year. Earnings per share amounted to RMB0.76.

As at 31 December 2014, net assets per share attributable to equity holders of the Company amounted to
RMB4.86, representing an increase of 9.46% as compared with the same period last year.

The Audit Committee of the Company convened a meeting on 23 March 2015 and reviewed the 2014 annual results of the Company.

2.	Power Generation

In 2014, the Company’s power generation was under the combined effect of various factors including slowdown in China’s economic growth, increase in hydroelectric power generation and changes in the structure of trans-regional electricity transmission. Total power generated by the Company’s operating power plants for the year amounted to 304.869 billion kWh, of which, the domestic power generation of the Company amounted to 294.388 billion kWh, representing a decrease of 7.27% year-on-year. The electricity sold aggregated to 277.538 billion kWh, representing a decrease of 7.49% year-on-year.

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REPORT OF THE BOARD OF DIRECTORS

In 2014, the annual average utilization hours of the Company’s domestic power plants reached 4,572 hours, of which the utilization hours of the thermal units reached 4,618 hours. In most of the areas where the Company’s coal-fired power plants are located, the utilization hours of the Company was in a leading position within those areas.

3.	Cost Control

Fuel costs represented a major part of the operation cost of the Company. In 2014, the Company purchased a total of 121 million tons of natural coal. The Company adopted measures of “business mode transformation, structural adjustment”, reinforced the cooperation with major coal mines, and furthered the control over the Company’s fuel procurement costs. The annual fuel costs per unit of power sold of the Company’s domestic power plants was RMB201.19/MWh, representing a decrease of 7.96% compared to same period last year.

4.	Energy Saving and Environmental Protection

The Company has always placed energy saving and environmental protection as its utmost priority. In 2014, the Company continued to lead its peers in terms of technical, economic and energy consumption indicators. The average equivalent availability ratio of coal-fired units of the Company’s domestic power plants was 95.21% and its weighted average house consumption rate was 4.60%. The average yearly coal consumption rate of the Company’s coal-fired units for the power generated was 292.19 grams/kWh, which is 1.28 grams/kWh lower than that of the same period last year. The Company’s average coal consumption rate for power sold was 309.42 grams/kWh, representing a decrease of 1.52 grams/kWh from that of the same period last year. At the same time, the Company continued to increase efforts in comprehensive technological renovation for energy saving and emission reduction of its existing units. In 2014, the Company completed the denitrification of all coal-fired units, finishing the environmental responsibilities plan a year earlier than scheduled. To address the substantial tightening up of emission standards for environmental protection in a short time span, the Company persistently adheres to high standards in implementing renovation for environmental protection. In accordance with the requirements on very low emissions in some regions, the Company adopted in 2014 the “technology for synergistic treatment of flue gas of coal-fired generating units” while achieving energy conservation at the same time, building or renovating Changxing I, Changxing II, Jinling I, Yuhuan III, Shang’an I, Shang’an II, etc., a batch of generating units which satisfy the requirements for very low emissions. In compliance with its “2014-2020 Coal Energy Conservation Upgrade and Improvement Scheme”, the Company will gradually upgrade the environment protection facilities of coal-fired generating units and improve the performance of the Company in energy conservation and environmental protection, realizing clean and green development.

5.	Project Development

The construction of power generating projects of the Company progressed smoothly. In 2014, the controlled generating capacity of the newly commissioned coal-fired, gas turbine and wind generating units of the Company was 1,352.5 MW, 1,855.4 MW and 416 MW, respectively. As of 24 March 2015, the Company’s controlled and equity-based generating capacities were 78,693 MW and 70,736 MW, respectively.

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REPORT OF THE BOARD OF DIRECTORS

6.	Capital Operation

In 2014, the Company acquired the assets and interests of ten target power companies from its parent company at a consideration of approximately RMB9.276 billion, which has expanded the Company’s regional deployment and business scale and brought an additional controlled operational generation capacity of 7,087.5 MW and generation capacity under construction of 2,300 MW in total. On 13 November 2014, the Company issued a total of 365,000,000 H Shares to nine placees, at an issue price of HK$8.60 per share, and the gross proceeds from the issuance was approximately HK$3,139 million.

7.	Overseas Business

In 2014, Tuas Power Ltd. (“Tuas Power”), a wholly-owned subsidiary of the Company in Singapore, maintained safe and stable operation of the generation units throughout the year. Phase IIA of Tembusu Multi-Utility Complex Project was officially completed and put into commercial operation. The total market share of Tuas Power in the power generation market for the whole year was 21.8%, representing an increase of 1.2 percentage points year-on-year. For Singapore business, it realized a net profit attributable to shareholders of the Company of RMB128 million, which represented an increase of 13.80% year-on-year.

In 2014, the Company continued to deliver promising performance in the capital market. The Company was included as a constituent stock of the Hang Seng High Dividend Yield Index, and was awarded “The Most Valuable Listed Company for Investment” in the China Securities Golden Bauhinia Awards 2014 and was named as one of the “Top 100 Listed Companies Most Respected by Investors”, an honour granted by China Association for Public Companies. The Company has been listed on the league table of “Platts Top 250 Global Energy Listed Companies Award” for six consecutive years and ranked 53rd for the year, which is much higher than that of last year.

PROSPECTS FOR 2015

Based on the nation-wide holistic planning of energy production and consumption reform and based on the overall requirements for promoting the renovation of coal-fired power plants to achieve very low emissions, intensive development wind power, PV power, biomass energy and hydropower, safe development of nuclear power, the Company will continue to speed up transformation, upgrading and restructuring, consolidate business advantages, optimize district distribution and further improve development quality and efficiency. Firstly, it will make full use of the comparative advantage of existing coal-fired generating units in terms of business layout, scale, technology and market to actively promote the renovation of generating units currently in operation, and consolidate the profitability in areas in Eastern and Central China. Secondly, it will capitalize on the synergy advantages of the geographical locations of the power plants, emissions, technology and industry to advance the development of large-scale, green and efficient coal-fired power projects, integrated coal-fired power projects and cogeneration projects. Thirdly, it will strive to optimize the power structure and actively develop efficient onshore wind power bases, distributed wind power, offshore wind power, and on-grid and distributed PV power projects. Where gas sources are secured, the Company will actively and prudently foster the development of gas- fired power in areas with high market bearing capability. Fourthly, it will further strengthen organization and management in international operations, actively participate in the development of international projects, and consolidate and improve its competitiveness in overseas electricity-generating markets.

Looking forward in 2015, the Company expects that the controlled generation capacity will exceed 80 million kW, thus enabling it to develop into an internationally leading listed power generation company with outstanding corporate governance standards and great market values, focusing on both coal-fired and clean energy power generation and featuring leading-edge technology, excellent management, reasonable business layout, optimized structures, industry synergy and remarkable efficiency.

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REPORT OF THE BOARD OF DIRECTORS

In 2015, the Company will further enhance its market awareness, reformation awareness, innovation awareness and risks awareness, emphasize on market orientation and sophisticated management, highlight the benefits of quality and continuously enhance its profitability, competitiveness and sustainability. Regarding the power market, the Company will actively take part in market competition and aim to achieve a power generation of 345 billion kWh and 4,460 utilization hours by the Company’s generating units in the year. Regarding the fuel market, with long-term stable fuel supply as our goal, we will seize market opportunities and strive to control the fuel costs. In respect of the capital market, we will adapt to the progress of finance marketization and maintain the Company’s leading position in the industry in terms of financing at low cost.

The Company will search for a new path to innovation and development, strive to develop a new operating model and a new way to grow against the backdrop of the state of “new normality”, carefully maintain the balance between stable growth and structural adjustment and focus on market demand when formulating arrangements for production, operation and development.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the Financial Highlights on page 8 for the summary of the operating results and assets and liabilities of the Company and its subsidiaries as at 31 December 2014 and for the accounting year then ended.

Please refer to pages 99 to 100 of the financial statements for the operating results of the Company and its subsidiaries for the accounting year ended 31 December 2014, which have been reviewed by the Company’s Audit Committee.

DISTRIBUTABLE RESERVE

The distributable reserve as at 31 December 2014 calculated in accordance with the Company’s Articles of Association is set out in Note 21 to the financial statements prepared under the International Financial Reporting Standards (the “IFRS”).

DIVIDENDS

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB37.621 billion paid.

The Company’s articles clearly defines the Company’s cash dividend policy, i.e. when the Company’s earnings and accumulative undistributable profits for the current year are positive, and on condition that the Company’s cash flow can satisfy the Company’s normal operation and sustainable development, the Company shall adopt a cash dividend appropriation policy on principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then year’s consolidated financial statement.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy and persistently enhance its profitability, striving for realization of increasing returns to shareholders.

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REPORT OF THE BOARD OF DIRECTORS

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits as stated in the financial statements prepared under the PRC Accounting Standards and the International Financial Reporting Standards.

The Company proposed to declare a cash dividend of RMB0.38 (inclusive of tax) for each share to all shareholders for 2014. Final dividends payable to shareholders shall be subject to shareholders’ approval at the annual general meeting of the Company. It is expected that payment of dividend will be made on or before 30 September 2015.

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

As the Company is yet to confirm the date of the 2014 annual general meeting, the record date(s) for determining the eligibility to attend and vote at the 2014 annual general meeting and the entitlement to the final dividend and the period(s) for closure of register, the Company will upon confirmation thereof announce such details in the notice of the 2014 annual general meeting. Such notice is expected to be issued to shareholders in April 2015.

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

PRINCIPAL BUSINESS

The domestic power plants of the Company and its subsidiaries are located in 21 provinces, municipalities and autonomous regions. The Company also has a wholly-owned power plant in Singapore. The core business of the Company is to develop, construct and operate large-scale power plants throughout China by making use of modern technology and equipment and financial resources available domestically and internationally. The power plant facilities of the Company are technically advanced, highly efficient and stable.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Please refer to Notes 9 and 8 to the financial statements prepared under the IFRS for details of the Company’s subsidiaries and associated companies.

BONDS

During the year, the Company successfully issued bonds with an amount of RMB22 billion in meeting its operational needs. Please refer to Notes 24 and 28 to the financial statements prepared under the IFRS for details.

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BANK LOANS AND OTHER BORROWINGS

Please refer to Notes 23 and 29 to the financial statements prepared under the IFRS for details of bank loans and other borrowings of the Company and its subsidiaries as at 31 December 2014.

CAPITALIZED INTERESTS

Please refer to Note 7 to the financial statements prepared under the IFRS for details of the capitalized interests of the Company and its subsidiaries during the year.

PROPERTIES, PLANTS AND EQUIPMENT

Please refer to Note 7 to the financial statements prepared under the IFRS for details of properties, plants and equipment of the Company and its subsidiaries during the year.

RESERVES

Please refer to the consolidated statement of changes in equity on pages 104 to 105 of the financial statements prepared under the IFRS for details of statutory reserves of the Company and its subsidiaries.

PRE-EMPTIVE RIGHTS

According to the articles of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

LARGEST SUPPLIERS AND CUSTOMERS

The five largest suppliers of the Company and its subsidiaries for 2014 were China Huaneng Group Fuel Co., Ltd., China Shenhua Energy Company Limited, Shanxi Yangquan Coal Industry Group Company, Shanxi Jinneng Group Co., Ltd. and China National Coal Group Corporation respectively. The total purchase from them amounted to approximately RMB28.4 billion, representing approximately 46.84% of the total coal purchase of the year.

As a power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customer. The five largest customers of the Company and its subsidiaries for 2014 were Shandong Electric Power Corporation, Jiangsu Electric Power Corporation, Guangdong Power Grid Corporation, Zhejiang Electric Power Corporation and Energy Market Company Pte Ltd. (Singapore). The five customers accounted for approximately 46.44% of the operating revenue for the year while the largest customer, namely Shandong Electric Power Corporation, accounted for approximately 13.25% of the operating revenue.

None of the directors, supervisors and their respective associates (as defined in the Listing Rules) had any interest in the five largest suppliers and customers of the Company mentioned above in 2014.

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CONTINUING CONNECTED TRANSACTIONS AND CONNECTED TRANSACTIONS

The following are the major continuing connected transactions and connected transactions of the Company in 2014 according to the requirements of the Listing Rules:

CONTINUING CONNECTED TRANSACTIONS

1.	Continuing Connected Transactions with Huaneng Group and HIPDC

The major continuing connected transactions of the Company are those transactions conducted between the Company and certain subsidiaries and/or associates of China Huaneng Group (“Huaneng Group”). HIPDC, as the controlling shareholder of the Company, holds 35.14% of the total issued share capital of the Company. Huaneng Group is holding a 67.75% direct interest and a 5% indirect interest in HIPDC. In addition, Huaneng Group holds a 10.83% direct equity interest in the Company, a 3.27% indirect equity interest in the Company through China Hua Neng Group Hong Kong Limited (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interest in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.77% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (“Huaneng Finance”, a controlling subsidiary of Huaneng Group). Therefore, Huaneng Group is a connected person to the Company and transactions of the Company and its subsidiaries and/or associates of Huaneng Group constitute connected transactions of the Company under the Listing Rules. The purposes of the Company to enter into such continuing connected transactions with those connected persons were to meet the operational needs of the Company and to get the most favourable terms and conditions from the market from the Company’s perspective. The relevant information regarding the continuing connected transactions was set out in the announcement dated 6 January 2012 and the circular dated 20 January 2012, and the announcement dated 28 December 2013 and the circular dated 20 January 2014, all published by the Company, particulars of which are summarized as follows:

(i)
Huaneng Group Framework Agreement entered into between the Company and Huaneng Group on 27 December 2013 for a term commencing on 1 January 2014 and expiring on 31 December 2014. Pursuant to the framework agreement, the Company would conduct the following transactions with Huaneng Group and its subsidiaries and associates on an ongoing basis:

●
Purchase of ancillary equipment and parts relevant to the production operation for the infrastructure construction work for power plants, at terms and the prices to be negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar type of ancillary equipment and parts. In addition, the payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the year ended 31 December 2014, the annual cap of the purchase of ancillary equipment and parts was RMB2.6 billion (inclusive of value-added tax (“VAT“)). The actual transaction amount for the year ended 31 December 2014 was RMB450 million (inclusive of VAT) and RMB400 million (exclusive of VAT).

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●
Purchase of coal and transportation services for power generation, at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchase of coal and the transportation service shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply or transportation services. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the year ended 31 December 2014, the annual cap of the purchase of coal and transportation was RMB44.1 billion (inclusive of VAT). The actual transaction amount for the year ended 31 December 2014 was RMB20.928 billion (inclusive of VAT) and RMB17.939 billion (exclusive of VAT).

●
Leasing of facilities, land and office spaces (mainly power transmission and transformation assets, vessels, power plants land and office spaces) for operational needs, at terms and prices to be negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar type of facilities, land and office spaces. In addition, the payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the year ended 31 December 2014, the annual cap of the leasing of facilities, land and office spaces was RMB300 million. The actual transaction amount for the year ended 31 December 2014 was RMB274 million.

●
Purchase of technical services, engineering contracting services and other services for the Company’s operation and production needs, at terms and prices to be negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar type of technical services, engineering contracting services and other services. In addition, the payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the year ended 31 December 2014, the annual cap of the purchase of technical services, engineering contracting services and other services was RMB900 million (inclusive of VAT). The actual transaction amount for the year ended 31 December 2014 was RMB671 million (inclusive of VAT) and RMB636 million (exclusive of VAT).

●
Provision of entrusted sale services (involving mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company), at the terms and prices negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by independent third parties for the same or similar type of services. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

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For the year ended 31 December 2014, the annual cap of the provision of entrusted sale services was RMB600 million (inclusive of VAT). The actual transaction amount for the year ended 31 December 2014 was RMB593 million (inclusive of VAT) and RMB552 million (exclusive of VAT).

●
Sales of products, at coal prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the coal price and other related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply or other related products. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties pursuant to the agreement.

For the year ended 31 December 2014, the annual cap of the sales of products was RMB600 million. The actual transaction amount for the year ended 31 December 2014 was Nil.

(ii)
Huaneng Finance Framework Agreement entered into between the Company and Huaneng Finance on 5 January 2012 for a term of three years commencing on 1 January 2012 and expiring on 31 December 2014. Huaneng Group and the Company hold 51% and 20% equity interests in Huaneng Finance, respectively. Huaneng Finance is a connected person of the Company.

Pursuant to the Huaneng Finance Framework Agreement, the Company would from time to time place deposits with Huaneng Finance at rates which would be no less favourable than those offered by independent third parties for provision of similar services to the Company. As no security over the assets of the Company is granted in respect of the note discounting services and loan advancement services provided by Huaneng Finance, such transactions are exempt from reporting, announcement and independent shareholders’ approval requirements under Rule 14A.90 of the Listing Rules.

For the period from 1 January 2014 to 31 December 2014, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis would not exceed RMB6 billion. For the year ended 31 December 2014, the maximum balance of deposits placed with Huaneng Finance on a daily basis was RMB5.9998 billion.

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2.	Continuing Connected Transactions with Jiangsu Guoxin

Jiangsu Province Guoxin Asset Management Group Company Limited (“Jiangsu Guoxin”) holds a 30%, 26.30%, 30%, 21% and 30% interest in the subsidiaries of the Company, being Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Huaneng Nanjing Jinling Power Co., Ltd., Huaneng Jinling Combined Cycle Co-generation Co., Ltd. and Huaneng Nanjing Gas Turbine Power Generation Co., Ltd. respectively. Under the Listing Rules, Jiangsu Guoxin is a connected person of the Company.

On 27 December 2013, the Company entered into the Jiangsu Guoxin Framework Agreement with Jiangsu Guoxin for a term commencing on 1 January 2014 and expiring on 31 December 2014. Pursuant to the Jiangsu Guoxin Framework Agreement, the Company and its subsidiaries and Jiangsu Guoxin and its subsidiaries and associates agreed to the provision of entrusted sale services mainly is substituted power generation. Prices/fees shall be agreed and confirmed by both parties and negotiated and determined at arm’s length terms, taking into account the then prevailing market prices and conditions; but in any event at the sales and terms no less favorable than those available to the Company from an independent third party for the provision of entrusted sale services. Payments under such transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries settle the payment with the power grid company before paying the difference to Jiangsu Guoxin and its subsidiaries and associates; (2) upon power generation, Jiangsu Guoxin and its subsidiaries and associates settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries.

For the year ended 31 December 2014, the annual cap of the entrusted sale services was RMB200 million (inclusive of VAT). The actual transaction amount for the year ended 31 December 2014 was RMB34 million (inclusive of VAT) and RMB29 million (exclusive of VAT).

3.	Continuing Connected Transactions with Temasek and its subsidiaries and associates

Upon the completion of the acquisition of SinoSing Power Pte. Ltd. by the Company, TPGS Green Energy Pte. Ltd. became an indirect non-wholly owned subsidiary of the Company of which 75% is owned by Tuas Power Ltd., an indirect wholly-owned subsidiary of the Company, and the remaining 25% is owned by Gas Supply Pte. Ltd., which is a subsidiary of Temasek Holdings (Private) Limited (“Temasek”).

Temasek therefore became a substantial shareholder of a subsidiary of the Company and a connected person of the Company and certain on-going transactions between subsidiaries of the Company and associates of Temasek (“Ongoing Transactions with associates of Temasek”) became continuing connected transaction of the Company under the Listing Rules.

The Company considers that Temasek meets the criteria for a passive investor under Rule 14A.100 of the Listing Rules. As such, any connected transactions or continuing connected transactions of a revenue nature in the ordinary and usual course of our business and on normal commercial terms with an associate of Temasek, pursuant to Rule 14A.99 of the Listing Rules, will be exempt from reporting, annual review, announcement and independent shareholders’ approval requirement under the Listing Rules. This exemption will be applicable to, amongst other things, the types of Ongoing Transactions with associates of Temasek.

If the exemption is no longer applicable in relation to the Ongoing Transactions with associates of Temasek, the Company will comply with the applicable reporting, annual review, announcement and independent shareholders’ approval requirements.

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CONNECTED TRANSACTIONS

1.	Discloseable and Connected Transactions Regarding Acquisition of Interests in Certain Companies of Huaneng Group and HIPDC

On 13 October 2014, the Company entered into the “Agreement in relation to Transfer of Interests in certain Companies between China Huaneng Group and Huaneng Power International, Inc.” with Huaneng Group, the “Agreement in relation to Transfer of Interests in certain Companies between HIPDC and Huaneng Power International, Inc.” and the “Agreement in relation to Transfer of 60% Interests in Huaneng Chaohu Power Generation Co., Ltd. between HIPDC and Huaneng Power International, Inc.” with HIPDC (all these three agreements hereinafter collectively referred to as the “Transfer Agreements”). Both Huaneng Group and HIPDC are connected persons of the Company.

Pursuant to the Transfer Agreements, the Company acquired 91.8% interests in Huaneng Hainan Power Inc., 75% interests in Huaneng Wuhan Power Generation Co., Ltd., 53.45% interests in Huaneng Suzhou Thermal Power Co., Ltd., 97% interests in Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. and 100% interests in Huaneng Hualiangting Hydropower Co., Ltd. held by Huaneng Group at the consideration of RMB7,337,647,400; and acquired 60% interests in Huaneng Chaohu Power Generation Co., Ltd., 100% interests in Huaneng Ruijin Power Generation Co., Ltd., 100% interests in Huaneng Anyuan Power Generation Co., Ltd., 100% interests in Huaneng Jingmen Thermal Power Co., Ltd. and 100% interests in Huaneng Yingcheng Thermal Power Co., Ltd. held by HIPDC at the consideration of RMB1,938,178,900, respectively. The considerations were determined after arm’s length negotiation and paid by the Company in cash with its internal financial resources.

These transfers implemented the Group’s commitment to support the development of the Company, which is conducive to further expanding the scale, increasing the market share and improving the competitiveness of the Company. Following completion of these transfers, the Company will be able to further expand its business scale and geographical coverage, increase profitability, and gain a foothold in the power generation markets in Hainan and Anhui.

2.	Connected Transaction Regarding Capital Increase in Baxianjiao Wind Power

On 19 November 2014, the Company entered into Joint Venture Contract in Relation to the Establishment of Huaneng Rudong Baxianjiao Offshore Wind Power Company Limited (the “Joint Venture Contract”) with China Hua Neng Group Hong Kong Limited (“Hua Neng HK”). Hua Neng HK is a wholly-owned subsidiary of the Company established in Hong Kong, and is therefore a connected person of the Company.

Pursuant to the terms and conditions of the Joint Venture Contract, the Company will contribute up to RMB427 million in cash with its internal financial resources whereas Hua Neng HK will contribute U.S. dollars in cash equivalent to RMB183 million to jointly establish Huaneng Rudong Baxianjiao Offshore Wind Power Company Limited (“Baxianjiao Wind Power”). Upon completion of the transaction, the Company and Hua Neng HK will hold 70% and 30% equity interest in Baxianjiao Wind Power respectively.

This transaction involves the setting up of Baxianjiao Wind Power jointly with Hua Neng HK for determining the entity for the development, construction and operation of the Baxianjiao Wind Power project, and is in line with the strategic requirements of the Company in developing green energy, conducive to increasing the proportion of clean energy of the Company and enhancing competitiveness in the development of wind power resources.

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In accordance with the requirements of Rule 14A.71 of the Listing Rules, the Independent Directors of the Company confirmed that the continuing connected transactions in items 1 and 2 above to which the Company was a party:

(i)	had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business;

(ii)
had been entered into either (1) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC), or (2) where there was no available comparison, on terms that were fair and reasonable so far as the shareholders of the Company were concerned; and

(iii)	had been entered into in accordance with the terms of the agreements governing such transactions and is in the interests of the shareholders of the Company as a whole.

Further, the Company has engaged its external auditor to report on the Company’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. In accordance with Rule 14A.71 of the Listing Rules, the Board of the Company confirmed that the external auditor of the Company had made a confirmation statement on the issues mentioned in Rule 14A.56 of the Listing Rules. The auditor has issued an unqualified letter containing their findings and conclusions in respect of the continuing connected transactions set out in items 1 and 2 above. A copy of the auditor’s letter has been provided by the Company to Hong Kong Stock Exchange.

Several related party transactions as disclosed in Note 35 to the financial statements prepared in accordance with IFRS fall under the definition of “continuing connected transaction” in Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

BUSINESS COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and the Company have already entrusted mutually to manage certain of their power plants.

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On 17 September 2010, the Company received an undertaking from Huaneng Group regarding further avoidance of business competition. On the premises of continuing the undertaking previously provided, Huaneng Group further undertook that: (1) it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it will take approximately 5 years, and upon such assets meeting the conditions for listing, to inject such assets into the Company, with a view to supporting the Company’s continuous and stable development; and (4) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies. Such undertakings are being performed.

On 28 June 2014, with a view to executing the contract and satisfying situation as well as the requirements stated in Guideline No. 4 for the Supervision of Listed Companies – Commitments and Fulfillment of Commitments of the Actual Controllers, Shareholders, Affiliates, and Acquirers of Listed Companies as well as the Listed Companies, Huaneng Group will perfect the aforesaid avoidance of business competition by further undertaking that: (1) it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng Group undertakes that by the end of 2016, it will improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. Appropriate terms include clear ownership of assets and shares, no decrease in earnings per share of the Company after injection, no unlawful events of significance or events against regulations, appreciation of state-own assets, right of pre-emption of shareholders. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that by the end of 2016, upon such assets meeting the conditions for listing, the Group will inject such assets into the Company, with a view to supporting the Company’s continuous and stable development. Appropriate terms include clear ownership of assets and shares, no decrease in earnings per share of the Company after injection, no unlawful events of significance or events against regulations, appreciation of state-own assets, right of pre-emption of shareholders; and (4) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies. The period of such undertakings is between 28 June 2014 and 31 December 2016.

On 13 October 2014, the Company signed a number of equity transfer agreements with each of Huaneng Group and HIPDC, pursuant to which the Company acquired the equity interests of 10 power companies in total held by Huaneng Group and HIPDC in the consideration of approximately RMB9.276 billion. This transaction further reduced the business competition between the Company and major shareholder, and honoring the undertakings provided by major shareholder to support the development of the Company.

Currently, the Company has 15 directors and only five of them have positions in Huaneng Group and/or HIPDC. According to the articles of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

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PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

The Company and its subsidiaries did not sell, purchase or redeem any shares or other securities of the Company in 2014.

DIRECTORS OF THE COMPANY

The directors of the Company in 2014 were as follows:

Name of Director	Position	Date of appointment

Cao Peixi	Chairman	Appointed on 18 September 2014
Guo Junming	Vice Chairman	Appointed on 18 September 2014
Liu Guoyue	Director	Appointed on 18 September 2014
Li Shiqi	Director	Appointed on 18 September 2014
Huang Jian	Director	Appointed on 18 September 2014
Fan Xiaxia	Director	Appointed on 18 September 2014
Mi Dabin	Director	Appointed on 18 September 2014
Guo Hongbo	Director	Appointed on 18 September 2014
Xu Zujian	Director	Appointed on 18 September 2014
Li Song	Director	Appointed on 18 September 2014
Li Zhensheng	Independent Director	Appointed on 18 September 2014
Qi Yudong	Independent Director	Appointed on 18 September 2014
Zhang Shouwen	Independent Director	Appointed on 18 September 2014
Yue Heng	Independent Director	Appointed on 18 September 2014
Zhang Lizi	Independent Director	Appointed on 18 September 2014

Resigned Directors
Huang Long	Vice Chairman	Appointed on 17 May 2011
Shan Qunying	Director	Appointed on 17 May 2011
Xie Rongxing	Director	Appointed on 12 June 2012
Shao Shiwei	Independent Director	Appointed on 17 May 2011
Wu Liansheng	Independent Director	Appointed on 17 May 2011

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is no less exacting than those set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2014.

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DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2014, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2014, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

DIRECTORS’ AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2014, the directors and supervisors of the
Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

INDEPENDENT DIRECTORS’ CONFIRMATION OF INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Li Zhensheng, Mr. Qi Yudong, Mr. Zhang Shouwen, Mr. Yue Heng and Ms. Zhang Lizi has signed a confirmation letter by independent non-executive directors for 2014 on 23 March 2015 to confirm his compliance with the relevant requirements regarding independence under the Listing Rules and the Company considers them to be independent.

EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the emoluments of Directors and Supervisors of the Company are set out in Note 37 to the financial statements prepared under the IFRS.

THE FIVE HIGHEST PAID EMPLOYEES

Details of the five highest paid employees of the Company are set out in Note 37 to the financial statements prepared under the IFRS.

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REPORT OF THE BOARD OF DIRECTORS

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

STRUCTURE OF SHARE CAPITAL

As at 31 December 2014, the entire issued share capital of the Company amounted to 14,420,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 72.81% of the total issued share capital, and 3,920,383,440 shares were foreign shares, representing 27.19% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 35.14% of the total issued share capital of the Company while Huaneng Group held 1,561,371,213 shares, representing 10.83% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,871,966,669 shares, representing 26.85% of the total issued share capital.

MAJOR SHAREHOLDING STRUCTURE OF THE COMPANY

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December
2014:

Name of shareholder	No. of Shares held at year end	Percentage of Shareholding (%)

Huaneng International Power Development Corporation	5,066,662,118	35.14
HKSCC Nominees Limited	3,186,066,597	22.09
China Huaneng Group	1,561,371,213	10.83
Hebei Construction & Investment Group Co., Ltd.	603,000,000	4.18
China Hua Neng Group Hong Kong Limited	472,000,000	3.27
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.89
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.69
Fujian Investment Development (Group) Co., Ltd.	374,467,500	2.60
Dalian Municipal Construction Investment Company Limited	301,500,000	2.09
HSBC Nominees (Hong Kong) Limited	243,210,000	1.69

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MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As at 31 December 2014, the interests or short positions of persons who were entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors, Supervisors and chief executive) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance (Hong Kong Law Cap. 571) (the “SFO”) were as follows:

Name of shareholder	Class of shares	Number of shares held (share)	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate Percentage of shareholding in the Company’s total issued H Shares

Huaneng International Power Development Corporation (Note 2)	Domestic shares	5,066,662,118 (L)	Beneficial owner	35.14% (L)	48.25% (L)	–

China Huaneng Group (Note 3)	Domestic shares	1,672,769,384 (L)	Beneficial owner	11.60% (L)	15.93% (L)	–

China Huaneng Group (Note 4)	H Shares	472,000,000 (L)	Beneficial owner	3.27% (L)	–	12.03% (L)

Hebei Provincial Construction Investment Company	Domestic shares	603,000,000 (L)	Beneficial owner	4.18% (L)	5.74% (L)	–

Blackrock, Inc. (Note 5)	H Shares	300,647,868 (L)	Interest of controlled	2.08% (L)	–	7.66% (L)
		4,986,000 (S)	Interest of controlled corporation	0.03% (L)	–	0.12% (S)

HSBC Holdings plc	H Shares	210,822,757 (L)	Interest of controlled	1.46% (L)	–	5.37% (L)
		219,144,982 (S)	Interest of controlled corporation	1.51 (S)	–	5.58% (S)

JPMorgan Chase & Co. (Note 6)	H Shares	94,853,459 (L)	Beneficial owner	0.65% (L)	–	2.41% (L)
		19,511,485 (S)	Beneficial owner	0.13% (S)	–	0.49% (S)
		52,800,760 (L)	Investment manager	0.36% (L)	–	1.34% (L)
		2,800 (L)	Trustee	0.00001% (L)	–	0.00007% (L)
		203,349,234 (L)	Custodian	1.41% (L)	–	5.18% (L)

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REPORT OF THE BOARD OF DIRECTORS

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 67.75% direct interests and an additional 5% indirect interests in HIPDC.

(3)
Of the 1,672,769,384 domestic shares, China Huaneng Group held 6,246,664 domestic shares through its wholly-owned subsidiary, Huaneng Capital Services Co., Ltd. and 111,398,171 domestic shares through its controlling subsidiary, Huaneng Finance.

(4)	China Huaneng Group held 472,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)	Long position of 1,620,000 shares and short position of 304,000 were held through cash settled derivatives (on exchange).

(6)
Long position of 613,720 shares and short position of 220,600 shares were held through physically settled derivatives (on exchange). Short position of 304,000 shares was held through cash settled derivatives (on exchange). Long position of 15,300,000 shares and short position of 920,730 shares were held through physically settled derivatives (off exchange). Long position of 2,601,995 shares and short position of 992,995 shares were held through cash settled derivatives (off exchange).

Save as stated above, as at 31 December 2014, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2014, the directors and supervisors of the
Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor have entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

REMUNERATION POLICY

The Company unceasingly improves its remuneration and distribution system and, in accordance with the overall development strategy of the Company, has formulated a set of remuneration management rules. Employees’ salaries are determined by reference to the job positions they hold and calculated based on their job performance. Giving consideration to both efficiency and fairness, the Company creates a methodic and effective incentive mechanism by linking the employees’ remuneration with their personal performance and the business performance of the Company as well. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Basic salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 36% of the total remuneration.

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REPORT OF THE BOARD OF DIRECTORS

(2)	Discretionary bonus

Discretionary bonus is based on the operating results of the Company, the performance of the Directors, Supervisors and senior management. It accounts for about 51% of the total remuneration.

(3)	Pension

Contributions for various social insurances, corporate annuity and housing fund established for the Directors, Supervisors and senior management accounts for about 13% of the total remuneration.

According to the resolution at the general meeting, the Company pays each independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses the independent Directors for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for the employees of the Company and its subsidiaries in accordance with the relevant PRC regulations.

STAFF WELFARE QUARTERS

According to the relevant PRC regulations, the Company has not provided welfare quarters to its staff.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

RETIREMENT SCHEMES

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes based on the local conditions and policies of the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the contracted terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses in the period during the year they are made and accounted for as labor cost.

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REPORT OF THE BOARD OF DIRECTORS

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting and three extraordinary general meetings.

1.	The Company’s 2013 Annual General Meeting was held on 26 June 2014. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 27 June 2014.

2.
The Company’s 2014 First Extraordinary General Meeting was held on 11 February 2014. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 12 February 2014.

3.
The Company’s 2014 Second Extraordinary General Meeting was held on 18 September 2014. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 19 September 2014.

4.
The Company’s 2014 Third Extraordinary General Meeting was held on 28 November 2014. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 29 November 2014.

DISCLOSURE OF MAJOR EVENTS

1.
On 18 September 2014, the proposals on re-election of new session of the Board of Directors and the Supervision Committee of the Company were considered and passed at the 2014 Second Extraordinary General Meeting of the Company. Members of the new session (the Eighth Session) of the Board of Directors are: Cao Peixi (Chairman), Guo Junming (Vice Chairman), Liu Guoyue, Li Shiqi, Huang Jian, Fan Xiaxia, Mi Dabing, Guo Hongbo, Xu Zujian and Li Song (all being Directors), as well as Li Zhensheng, Qi Yudong, Zhang Shouwen, Yue Heng and Zhang Lizi (all being Independent Non-executive Directors). Members of the new session (the Eighth Session) of the Supervisory Committee are: Ye Xiangdong (Chairman), Mu Xuan (Vice Chairman), Zhang Mengjiao and Gu Jianguo (both being Supervisors), as well as Wang Zhaobin and Zhang Ling (both being Employee Representative Supervisors).

2.
On 13 October 2014, the Company entered into the “Agreement on the Transfer of Equity Interests of Certain Companies between China Huaneng Group and Huaneng Power International, Inc.” with Huaneng Group, and the “Agreement on the Transfer of Equity Interests of Certain Companies between HIPDC and Huaneng Power International, Inc.” and the “Agreement on the Transfer of 60% Equity Interests in Huaneng Chaohu Power Generation Co., Ltd. between HIPDC and Huaneng Power International, Inc.” with HIPDC, pursuant to which the Company acquired from Huaneng Group the 91.8% equity interests in Huaneng Hainan Power Inc., the 75% equity interests in Huaneng Wuhan Power Generation Co. Ltd., the 53.45% equity interests in Huaneng Suzhou Thermal Power Co. Ltd., the 97% equity interests in Enshi Qingjiang Dalongtan Hydropower Development Co. Ltd. and the 100% equity interests in Huaneng Hualiangting Hydropower Co., Ltd. (all of which were owned by Huaneng Group) at a consideration of RMB7,337,647,400, and acquired from HIPDC the 60% equity interests in Huaneng Chaohu Power Generation Co. Ltd., the 100% equity interests in Huaneng Ruijin Power Generation Co., Ltd., the 100% equity interests in Huaneng Anyuan Power Generation Co., Ltd., the 100% equity interests in Huaneng Jingmen Thermal Power Co., Ltd. and the 100% equity interests in Huaneng Yingcheng Thermal Power Co., Ltd. (all of which were owned by HIPDC) at a consideration of RMB1,938,178,900. Pursuant to relevant requirements of the Listing Rules of the Shanghai Stock Exchange and the Listing Rules of the Hong Kong Stock Exchange, these transactions constitute connected transactions of the Company.

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REPORT OF THE BOARD OF DIRECTORS

The proposal regarding these transactions was considered and passed at the second meeting of the Eighth Session of the Board of Directors held on 13 October 2014 and the 2014 Third Extraordinary General Meeting held on 28 November 2014, respectively. According to the aforesaid transfer agreements, the Company paid 50% of the consideration of these transactions to Huaneng Group and HIPDC on 8 January 2015.

Upon the completion of these transactions, the Company increased a total installed controllable operational capacity of 7,087.5 MW, installed attributable operational capacity of 5,737.7 MW, and capacity under construction of 2,300 MW.

3.
On 13 November 2014, the Company successfully issued an aggregate of 365,000,000 H Shares to nine placees at the issue price of HK$8.60 per share. The placees and their respective ultimate beneficial owners are all independent third parties. The aggregate gross proceeds from the placing amounted to approximately HK$3,139 million. As a result of the placing, the total number of issued Shares of the Company increased from 14,055,383,440 Shares to 14,420,383,440 Shares. The total number of issued H Shares increased from 3,555,383,440 H Shares to 3,920,383,440 H Shares. The net proceeds (after deduction of the commissions and expenses) amounted to approximately HK$3,094 million had been used to supplement the working capital of the Company.

4.
On 19 November 2014, the Company entered into the Joint Venture Contract in Relation to the Establishment of Huaneng Rudong Baxianjiao Offshore Wind Power Company Limited (the “Joint Venture Contract”) with China Hua Neng Group Hong Kong Limited to jointly establish Huaneng Rudong Baxianjiao Offshore Wind Power Company Limited. Pursuant to the Joint Venture Contract, Baxianjiao Wind Power shall have registered capital of RMB610 million, the Company will hold 70% of its equity interest and contribute capital of RMB427 million, and Hua Neng HK will hold 30% of its equity interest and contribute capital equivalent to RMB183 million by U.S. dollars cash remittance.

5.
Due to work requirement, Mr. Qi Yudong and Ms. Zhang Lizi, independent non-executive directors of the Company, and Mr. Xu Zujian, non-executive director of the Company submitted their resignation reports to the Company on 13 January 2015, 14 January 2015 and 9 March 2015 respectively to resign from the positions of director (independent director) and member of specialised committees. In accordance with the relevant requirements of the Articles of Association of the Company and at the recommendation of shareholders, the Board of Directors of the Company considered and approved the Resolution on Change of Directors of the Company at the sixth meeting of the Eighth Session of the Board of Directors convened on 24 March. Mr. Geng Jianxin and Mr. Xia Qing were nominated as candidates for independent directors of the Eighth Session of the Board of Directors, while Mr. Zhu Yousheng was nominated as candidate for non- executive director of the Eighth Session of the Board of Directors, and such nominations will be submitted to the annual general meeting of the Company for consideration.

Mr. Qi Yudong, Ms. Zhang Lizi and Mr. Xu Zujian shall continue to perform their duties as directors (independent directors), until the date on which the resignation shall take effect when new directors (independent directors) are elected at the general meeting of the Company.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Corporate Governance Code (the “Code”) as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements under the Listing Rules, save that Mr. Cao Peixi (executive director and Chairman of the Board) did not attend the annual general meeting of the Company held on 26 June 2014 due to work commitment which is a deviation from code provision E.1.2 of the Code.

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REPORT OF THE BOARD OF DIRECTORS

DESIGNATED DEPOSIT

As at 31 December 2014, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

DONATION

During the reporting period, the Company made a donation of RMB9.12 million.

LEGAL PROCEEDINGS

As at 31 December 2014, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

As the Company has not yet confirmed the date for convening the 2014 annual general meeting, or the record date(s) or the period(s) for closure of register for determining eligibility to attend and vote at the 2014 annual general meeting and for determining the entitlement to the final dividend, the Company will upon confirmation thereof announce such details in the notice of the 2014 annual general meeting, such notice is expected to be issued to shareholders in April 2015.

AUDITORS

As approved at the 2013 annual general meeting, KPMG and KPMG Huazhen (Special General Partnership) were appointed as the Company’s international and PRC auditors respectively for the year 2014.

The Board has resolved to continue to appoint KPMG and KPMG Huazhen (Special General Partnership) as the international and PRC auditors of the Company for the year 2015, respectively, with the proposal of the Audit Committee, where such proposal is subject to the approval by the Shareholders at the 2014 annual general meeting.

By Order of the Board
Cao Peixi
Chairman

Beijing, the PRC
24 March 2015

82      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

REPORT OF THE
SUPERVISORY COMMITTEE

To All Shareholders,

In 2014, the Supervisory Committee of the Company (the “Supervisory Committee”) fully performed the functions of supervision by effectively safeguarding the interests of the Company and shareholders’ rights in strict accordance with the Company Law, the Securities Law, the Articles of Association of the Company and other relevant laws and regulations. All members of the Supervisory Committee presented at Board meetings and attended general meetings, acted honestly and in good faith, and diligently fulfil their duties and responsibilities conferred by laws and regulations in strict compliance with laws applicable to the places where the Company is listed as well as the Articles of Association of the Company. We hereby report the major work during the reporting period as follows:

I.	OVERALL EVALUATION ON THE COMPANY’S MANAGEMENT BEHAVIOUR AND PERFORMANCE IN 2014

2014 witnessed an overall balance between supply and demand in China’s power market and a slowdown in the growth rate of power production. In response, the Board made adjustments to its decisions in a timely manner. The management team focused on production, infrastructure, financing and internal management, and all staff across the Company worked diligently to honor their commitments, thereby delivering a remarkable operating results on the occasion of the twentieth anniversary of the Company’s listing. This achievement was made through diligent work and meticulous efforts and attributable to the Company’s development policy of maintaining stable with sustainable growth and the Company’s long- term commitment to the constant improvement in its corporate governance. During the reporting period, the Board operated in an effective and compliant manner, earnestly and diligently implemented various resolutions passed at the general meetings of Shareholders. No action against the interests of the Company and its shareholders has been reported. All decision-making procedures are in compliance with the requirements of laws and regulations (including the Company Law) as well as the Articles of Association of the Company. The resolutions so made meet the needs of management and development of the Company. The management team of the Company diligently implemented all resolutions of the Board and acted in strict compliance with requirements of the established system. Therefore, no misconduct has been identified during the course of operations. In addition, the Company was highly recognized by the regulatory bodies of the stock market for its sound corporate governance.

83      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

REPORT OF THE SUPERVISORY COMMITTEE

II.	PARTICULARS OF WORK PERFORMED BY THE SUPERVISORY COMMITTEE DURING THE REPORTING PERIOD

1.	Re-election of the Supervisory Committee

With expiry of the three-year term of office of the Seventh Session of the Supervisory Committee of the Company, members of the new session were subject to re-election in accordance with laws and regulations of the places where the Company is listed. To this end, the Supervisory Committee earnestly elected candidates to the Shareholder Representative Supervisors and actively participated in the election of Employee Representative Supervisors by strictly following relevant procedures in accordance with requirements of the Articles of Association of the Company and relevant laws and regulations. Candidates to the members of the Eighth Session of the Supervisory Committee were elected at the seventeenth meeting of the Seventh Session of the Supervisory Committee of the Company on 29 July 2014, and the proposal regarding the re-election of members of the Supervisory Committee was passed at the extraordinary general meeting of the Company on 18 September 2014. On the same day, the Eighth Session of the Supervisory Committee held its first meeting at which the Chairman and the Vice Chairman of the Supervisory Committee were elected. Re-election of members of the Supervisory Committee was successfully completed on schedule.

2.	Particulars of work at the meetings of the Supervisory Committee

In accordance with the applicable laws and regulations, the Articles of Association of the Company and the practical needs of the Company’s development, the Supervisory Committee of the Company convened six meetings during the year. At the meetings, the Supervisory Committee reviewed and examined the proposal on provision for impairment of the Company’s major assets, financial statements, regular reports, profit distribution plans, self-assessment reports on internal control by the Board, social responsibility reports, specific reports on particulars of the deposit and application of funds raised by the Company, the proposal on the undertaking for avoidance of business competition by China Huaneng Group and the proposal on the implementation of new accounting standards issued by the Ministry of Finance in 2014, thereby effectively performing the duties of supervision and examination. These meetings were convened in strict compliance with the requirements of the “Company Law” and the Articles of Association of the Company. Agenda and resolutions of these meetings have been disclosed and announced timely in accordance with relevant provisions regarding information disclosure.

III.	PARTICULARS OF DISCHARGING DUTIES OF SUPERVISION AND ISSUING INDEPENDENT OPINIONS

1.	Legality of the Company’s operations

Through various approaches including presenting at Board meetings, attending general meetings, the Chairman office meetings and the President office meetings and keeping itself abreast of the particulars of the Company’s production and operations on site and in real time, the Supervisory Committee performed effective supervision and examination on the procedures for convening general meetings and board meetings and the resolutions thereof, the implementation of resolutions of general meetings by the Board and the senior management, the performance of duties by Directors and the senior management of the Company and the implementation of internal control system of the Company, and expressed its opinions and views timely according to applicable laws as well as the Articles of Association of the Company.

84      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

REPORT OF THE SUPERVISORY COMMITTEE

The Supervisory Committee is of the view that the Board and the senior management of the Company has been capable of establishing a model and conducting regulated operation in strict compliance with the Articles of Association of the Company and applicable laws of the jurisdictions in which the Company’s shares are listed, and have performed dutifully, diligently, lawfully and in good faith. The Company has made outstanding achievements in safe production, operating results and quality development, and in establishing itself as an international listed power company. During the reporting period, the Supervisory Committee has not identified any behavior in breach of any applicable laws or the Articles of Association of the Company or any issue that has caused damages to the interests of the Company.

2.	Examining the financial information and regular reports of the Company

The Supervisory Committee has reviewed all the regular financial reports in regular meetings in 2014, and carefully audited the final financial statements of the Company for 2014, the profit distribution plan of the Company for 2014, the annual report of the Company for 2014 and the auditor’s reports for 2014 issued respectively by the domestic and international auditors at the annual meeting held on 24 March 2015.

The Supervisory Committee is of the view that the Company has acted in strict compliance with the financial system, and the regular financial reports for 2014 have accurately reflected the state of affairs and operating results of the Company during the reporting period. The Supervisory Committee agreed to the final financial reports for 2014, the auditor’s report on the Company’s financial statements for 2014 issued by the auditors and the profit distribution plan of the Company for 2014.

3.	Examining the use of funds raised by the Company

The Supervisory Committee reviewed carefully at the 2014 annual meeting the particulars of the deposit and use of funds raised by the Company, and examined the “Specific Report on Status of the Deposit and Application of Funds Raised by the Company”. In addition, the Supervisory Committee attached great importance to the implementation process and results of the Board’s resolution regarding the fund-raising activities during the year.

The Company’s most recent fund-raising activity during the reporting period was reported as follows: in accordance with the “Resolution Regarding the Proposal to the General Meeting for a General Mandate to Authorize the Board of Directors to Issue up to 20% Shares of the Company” considered and passed at the annual meeting of Executive Directors of the Company, 365,000,000 new H Shares were placed in Hong Kong stock market on 5 November 2014. The proceeds from this fund-raising activity amounted to HK$3,139 million. As at 13 November 2014, the proceeds were received and settlement of such new shares was completed.

The Supervisory Committee is of the view that the Company has strictly complied with relevant regulations applicable to the places where the Company is listed, relevant requirements as prescribed by the “Management Rules on Fund Raising by Companies Listed in the Shanghai Stock Exchange” and the “Management Rules on Fund Raising by Huaneng Power International, Inc.” for the application of funds raised. The actual use of funds has been in accordance with the commitment and there has been no change to the project funds.

85      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

REPORT OF THE SUPERVISORY COMMITTEE

4.	Checking on particulars of major acquisitions, disposal of assets and connected transactions

During the reporting period, the Supervisory Committee considered and passed five proposals, namely the “Proposal Regarding Connected Transactions to Be Conducted by the Company During Its Normal Course of Business With Huaneng Finance during 2015 to 2017”, the “Proposal Regarding the Undertaking for Avoidance of Business Competition by China Huaneng Group”, the “Proposal Regarding Acquisition of interests in Hainan Power, Wuhan Power, Chaohu Power, Ruijin Power, Anyuan Power, Jingmen Thermal Power and Yingcheng Thermal Power”, the “Proposal Regarding Connected Transactions to Be Conducted by the Company During Its Normal Course of Business With Huaneng Group in 2015” and the “Proposal Regarding the Establishment of Huaneng Rudong Baxianjiao Offshore Wind Power Company Limited”.

The Supervisory Committee is of the view that the Company implemented a strict system and decision-making process to carry out work involved in the aforesaid proposals, which ensured the fairness and reasonableness of the acquisition and disposal of the Company’s assets and the considerations paid for relevant connected transactions. No insider trading, or action which is against the interests of shareholders or leads to loss of the Company’s assets or damage to its interests, was identified.

5.	Checking on particulars of Company’s information disclosure

During the reporting period, the Supervisory Committee carefully examined the procedures for and the contents of information disclosure made by the Company. The Supervisory Committee presented the annual meetings of the Board for 2014 and 2015 and supervised the review process related to the annual reports of the Company. In addition, the Supervisory Committee convened meetings at which its members reviewed the Company’s annual reports and listened to the reports on work related to information disclosure.

The Supervisory Committee is of the view that the Company’s control over, and procedures on, the information disclosure was complete and effective. The procedures of information disclosure strictly complied with the “Administrative Measures for Information Disclosure” and the “Measures on Investor Relations Management”, and met the regulatory requirements of the Company’s listing places.

6.	Reviewing the Board’s self-assessment report on internal control

The Supervisory Committee attended all the Board meetings in 2014 and 2015 to conscientiously listen to relevant reports on the Company’s internal control and convened supervisor meetings to review the “Self-Assessment Report on Internal Control by the Board of Directors”.

The Supervisory Committee is of the view that, during the reporting period, the Board assessed the relevant internal control on financial reports in accordance with the requirements as stipulated by the “Fundamental Regulatory Guidelines on Internal Control by Enterprises”, thus guaranteeing the truthfulness, accuracy and completeness of relevant information in the financial reports and effectively safeguarding the risk against any material error. The Company’s internal control system was sound and implemented effectively. The Supervisory Committee agreed to the Company’s “2014 Self-Assessment Report on Internal Control by the Board of Directors”.

86      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

REPORT OF THE SUPERVISORY COMMITTEE

In 2015, the new session of the Supervisory Committee will follow the fine traditions of the previous sessions of the Supervisory Committee, improve its own performance, and faithfully and diligently discharge their duties. It will effectively safeguard and protect the legitimate interests of the Company and its shareholders, provide necessary assistance to general meetings and Board meetings and help to standardize and improve the Company’s corporate governance, so as to ensure steady growth of the Company’s operating results and further enhancement of the Company’s strength.

Supervisory Committee of
Huaneng Power International, Inc.

Beijing, the PRC
24 March 2015

87 HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

PROFILES OF DIRECTORS, SUPERVISORS
AND SENIOR MANAGEMENT

PROFILES OF DIRECTORS AND SUPERVISORS

CAO Peixi, aged 59, is the Chairman of the Company. He is also the President of Huaneng Group and the Chairman of HIPDC and Huaneng Renewables Co., Ltd. He was the Vice President and the President of China Huadian Corporation and the Chairman of Huadian Power International Corporation Limited. He graduated from Shandong University, majoring in electrical engineering. He holds a postgraduate degree of master in engineering awarded by the Party School of the Central Committee, and is a researcher-grade senior engineer.

GUO Junming, aged 49, is the Vice Chairman of the Company, the Chief Accountant of Huaneng Group, a Director of HIPDC and the Chairman of Huaneng Capital Services Co. Ltd.. He was the Deputy Chief Accountant and the Manager of the Finance Department of Huaneng Group. He graduated from Shanxi Finance and Economic Institute, majoring in business finance and accounting, and holds a bachelor’s degree. He is a senior accountant.

LIU Guoyue, aged 51, is a Director and the President of the Company, the Vice President of Huaneng Group, the Chairman of Shanghai Times Shipping Limited Company, a Director of Xi’an Thermal Research Institute Limited Company, an Executive Director of Huaneng Power International Fuel Co., Ltd. and a Director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He was the Vice President of the Company. He graduated from North China Electric Power University, majoring in thermal engineering. He holds a Doctor’s degree in engineering. He is a senior engineer.

LI Shiqi, aged 58, is a Director of the Company and the President of HIPDC. He was the Chairman and the Executive Vice Chairman of Huaneng Capital Services Co., Ltd.. Mr. Li graduated from Renmin University of China, majoring in finance. He is a senior accountant.

88      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

HUANG Jian, aged 52, is a Director of the Company, an Assistant to the President of Huaneng Group, the Executive Vice Chairman of Huaneng Capital Services Co., Ltd. and the Chairman of Huaneng Hainan Power Ltd and Huaneng Carbon Assets Management Company Limited. He was the Deputy Chief Economist and the Chief of Financial Planning of Huaneng Group. Mr. Huang graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a master’s degree in economics. He is a senior accountant.

FAN Xiaxia, aged 52, is a Director and the Vice President of the Company. He was an Assistant to the President of the Company and the General Manager (Officer) of the Company’s Zhejiang Branch (Yuhuan Power Plant Preparatory Office). He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a senior engineer.

MI Dabin, aged 46, is a Director of the Company, the Vice President of Hebei Construction & Investment Group Co., Ltd. and the Chairman of Hebei Construction & Energy Investment Co., Ltd.. He was the Chief Engineer, Vice President and President of Qinhuangdao Power Generation Co., Ltd., the President of Qinhuangdao Thermal Power Generation Co., Ltd., an assistant to the President and the Head of Production and Operation Department of Hebei Construction & Investment Group Co., Ltd., the President of Qinhuangdao Power Generation Co., Ltd. and Qinhuangdao Thermal Power Generation Co., Ltd.. He graduated from North China Electric Power University, majoring in Power Engineering, and holds a master’s degree. He is a senior engineer.

GUO Hongbo, aged 46, is a Director of the Company and the Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He was the Assistant to the president, vice president, Executive vice president, a Director, the president and Vice Chairman of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Guo graduated from Jilin University with a master’s degree in administrative management, and holds an MBA degree from Macau University of Science and Technology. He is a professor-grade senior engineer.

89      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

XU Zujian, aged 60, is a Director of the Company. He was the Vice President of Jiangsu Provincial International Trust & Investment Corporation, the President of Jiangsu Investment Management Co. Ltd., a Director and Vice President of Jiangsu Guoxin Investment Group Limited, the Chairman of Jiangsu Investment Management Co. Ltd. and the Chairman of Zking Property & Casualty Insurance Co., Ltd.. He graduated from Liaoning Finance University, majoring in infrastructure finance, and holds a bachelor’s degree. He is a senior economist.

LI Song, aged 57, is a Director of the Company, the Vice President of Fujian Investment and Development Group Co., Ltd., Vice Chairman of CNOOC Fujian Natural Gas Co. Ltd., Vice Chairman of CNOOC Fujian Gas Power Generation Co. Ltd. and CNOOC Fujian Zhangzhou Natural Gas Company Limited and a Director of Fujian Futou Renewable Energy Co., Ltd.. She graduated from Xiamen Jimei Finance and Commerce College majoring in Finance, Open College of Party School of the Central Committee majoring in Economic Management, and holds a bachelor’s degree from Party School of the Central Committee. She is an accountant.

LI Zhensheng, aged 70, is an Independent Director of the Company and TGOOD Electric Co., Ltd.. He was the Head of Shanxi Electric Power and Industrial Bureau, the Chief of Rural Power Department of State Power Corporation, the Chief Economist and Consultant of State Grid Corporation. Mr. Li graduated from Hebei University of Technology with a bachelor’s degree. He is also a professor-grade senior engineer.

QI Yudong, aged 48, is the Independent Director of the Company and the Assistant to the Principal of Capital University of Economics and Business. He is also the Head and a Professor (Grade II) of the Chinese Academy of Industry Economy Research, mentor to PhD and post-doctoral tutor (finance discipline). He is an External Supervisor and the Chairman of the Audit Committee under the Supervisory Committee of Hua Xia Bank Co., Ltd. and an Independent Director of Shenzhen Fountain Corporation. He was the Director of the School of Business Administration of Capital University of Economics and Business. He graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in industrial economics, with a PhD in Economics.

ZHANG Shouwen, aged 48, is an Independent Director of the Company and a Professor and Doctoral Mentor in the Law School of Peking University, the Director of Economic Law Institute of Peking University, the Vice President and Secretary General of the Economic Law Research Society of China Law Society, an Independent Director of Guoxin Securities Co., Ltd. and an Independent Director of Minmetals Development Co., Ltd.. He was a lecturer and Associate Professor of the Law School of Peking University. He graduated from the Law School of Peking University with a PhD in Laws.

90      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

YUE Heng, aged 40, is an Independent Director of the Company, a Professor, Dean and Doctorate Mentor of Accounting Department of Guanghua Management School of Peking University, and an Independent Director of Sinopharm, Jingjin Filter Press Group Limited (景 津 壓 濾 機 集 團 有 限 公 司) and Beijing United Media Information Technology Co., Ltd. (北京國聯視訊信息技術股份有限公司). He is the winner of the first session of China National Funds for Distinguished Young Scientists, the winner of New Century Excellent Talents of the Ministry of Education 2012, the leading accounting talent of Ministry of Finance, the Councilor of Accounting Society of China and the Deputy Editor-in-Chief of CJAS magazine of Accounting Society of China. He was the Assistant Professor, Associate Professor and Professor of Accounting Department of Guanghua Management School of Peking University. He graduated from Tulane University in the United States with a doctor’s degree in accounting.

ZHANG Lizi, aged 51, is an Independent Director of the Company, a Professor and Assistant to the President of North China Electric Power University, and the Executive Deputy Head of the Academy of Modern Electric Power Research. She was successively as an Associate Professor and Associate Head of Faculty of the Beijing Graduate School of North China Electric Power Institute and Beijing Institute of Economic Momentum, a Professor and Head of Faculty of North China Electric Power University. Ms. Zhang graduated from North China Electric Power Institute, majoring in Electric Power System and Its Automation. She holds a doctor’s degree.

YE Xiangdong, aged 47, is the Chairman of the Supervisory Committee of the Company and the Vice President of Huaneng Group. He was the Vice President of the Company, and the Executive Director and President of Huaneng Hulunbeier Energy Development Company Ltd.. He graduated from Chongqing University, majoring in thermal energy, and holds a master’s degree in Engineering. He is a senior engineer.

MU Xuan, aged 39, is the Vice Chairman of the Supervisory Committee of the Company and the Vice President of Dalian Construction Investment Group Co., Ltd. He was the Officer of Finance Department, the Deputy Head and Head of Budget and Finance Department of Dalian Construction Investment Co., Ltd., the Vice President of Dalian Changxing Island Development and Construction Investment Co., Ltd., the Assistant to the President of Dalian Construction Investment Group Co., Ltd.. He graduated from Dongbei University of Finance and Economics, majoring in Technical Economy and Management, and holds a master’s degree.

ZHANG Mengjiao, aged 50, is a Supervisor of the Company, the Manager of the Finance Department of HIPDC, a Supervisor of Huaneng Anyuan Generation Co., Ltd., Huaneng DuanZhai Coal & Electricity Co., Ltd., Huaneng Chaohu Power Generation Co., Ltd. and Shaanxi Coal Industry Co., Ltd. and the Chairman of the Supervisory Committee of Huaneng Shaanxi Power Generation Co., Ltd.. She was the Deputy Manager of the Finance Department of the Company. She graduated from Xiamen University, majoring in accounting. She holds a master’s degree in economics and is a senior accountant.

91      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

GU Jianguo, aged 48, is a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company and the Vice President of Nantong State-owned Assets Investment Holdings Co., Ltd.. Mr. Gu was the Chief of Nantong Investment Management Centre, and a Director and the President of Nantong Investment & Management Limited Company. He graduated from Shanghai Jiao Tong University with a master’s degree. He is an economist.

WANG Zhaobin, aged 59, is a Supervisor of the Company and the Chairman of the Labour Union. He was the Manager of the Administration Department and the Corporate Culture Department of the Company. He graduated from China Beijing Municipal Communist Party School, majoring in economic management, and holds a bachelor’s degree. He is a senior corporate culture specialist.

ZHANG Ling, aged 54, is a Supervisor and the Manager of the Audit and Supervisory Department of the Company. She was the Manager of the Equity Management Department of the Company. She graduated from Zhongnan University of Finance and Economics with a bachelor’s degree in management, majoring in financial. She is a senior accountant.

BIOGRAPHIES OF SENIOR MANAGEMENT

LIU Guoyue, aged 51, is a Director and the President of the Company, the Vice President of China Huaneng Group, the Chairman of Shanghai Times Shipping Limited Company, a Director of Xi’an Thermal Research Institute Limited Company, an Executive Director of Huaneng Power International Fuel Co., Ltd. and a Director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He was the Vice President of the Company. He graduated from North China Electric Power University, majoring in Thermal Engineering. He holds a doctor’s degree in engineering. He is a senior engineer.

FAN Xiaxia, aged 52, is currently a Director and the Vice President of the Company. He was the Assistant to the President of the Company and the General Manager (Officer) of the Company’s Zhejiang Branch (Yuhuan Power Plant Preparatory Office). He graduated from the Economic Management School of Tsinghua University with an EMBA degree. He is a senior engineer.

92      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

GU Biquan, aged 57, is the Vice President and General Counsel of the Company. He was the Secretary to the Board of the Company. He graduated from Beijing Radio and Television University, majoring in Electronics, and holds a college degree. He is an engineer.

ZHOU Hui, aged 51, is the Vice President and Chief Accountant of the Company. She was the Chief Accountant of the Company. She graduated from Renmin University of China, majoring in Financial Accounting, and holds a master’s degree in Economics. She is a senior accountant.

ZHAO Ping, aged 52, is the Vice President of the Company. He was the Chief Engineer of the Company. He graduated from Tsinghua University, majoring in thermal engineering, with a master’s degree in science and an EMBA degree. He is a researcher-grade senior engineer.

DU Daming, aged 48, is the Vice President and the Secretary to the Board of Directors of the Company. He was the Chief of the Administration Office of Huaneng Group and the Chief of the Office of the Board of Directors of the Company. He graduated from North China Electric Power University, majoring in electric system and automation, with a master’s degree in science. He is a senior engineer.

WU Senrong, aged 53, is the Vice President of the Company. He was the Manager of the Human Resources Department of the Company. He graduated from the School of Economics and Management of Tsinghua University, majoring in business administration for senior management, with a bachelor’s degree and an EMBA degree. He is a researcher-grade senior engineer.

93      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

SONG Zhiyi, aged 54, is the Vice President of the Company. He was the General Manager of Huaneng Northeast Branch and the Head of Construction Department of Huaneng Group. He graduated from the Guanghua Management Institute of Peking University, majoring in business administration, with a bachelor’s degree and an MBA degree. He is a senior engineer.

LI Jianmin, aged 53, is the Vice President of the Company. He was the General Manager (Factory Manager) of Huaneng Zhejiang Branch (Yuhuan Power Plant) and the General Manager of Huaneng Hebei Branch. He graduated from North China Electricity College, majoring in power plant and electricity system, with a bachelor’s degree in science. He is a researcher-grade senior engineer.

LIU Ranxing, aged 52, is the Vice President of the Company (commencement of term of office: March 2015). He was the President of Huaneng Northeast (Liaoning) Branch, and an Executive Director and President of Huaneng Energy & Communications Holdings Co., Ltd. He graduated from Harbin Institute of Technology, majoring in management engineering, with a master’s degree in science. He is a researcher-grade senior engineer.

HE Yong, aged 56, is the Chief Engineer of the Company. He was the Manager of the Safety and Production Department and the Deputy Chief Engineer of the Company. He graduated from Wuhan University, majoring in corporate management, with a master’s degree in management. He is a researcher-grade senior engineer.

94      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CORPORATE INFORMATION

Legal Address of the Company	Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Company Secretary	Du Daming
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Authorized Representatives	Liu Guoyue
Fan Xiaxia

Hong Kong Share Registrar	Hong Kong Registrars Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

Depository	The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York
NY 10286-1258 USA

LEGAL ADVISERS TO THE COMPANY

As to Hong Kong law	Herbert Smith Freehills
23rd Floor, Gloucester Tower
15 Queen’s Road Central
Central
Hong Kong

As to PRC law	Haiwen & Partners
20th Floor, Fortune Finance Center
No.5 Dong San Huan Central Road
Chaoyang District
Beijing
The People’s Republic of China

As to US law	Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower
The Landmark
15 Queen’s Road Central
Central
Hong Kong

95      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CORPORATE INFORMATION

AUDITORS OF THE COMPANY

Domestic Auditors	KPMG Huazhen (Special General Partnership)
8/F., Tower E2, Oriental Plaza
1 East Chang An Avenue,
Beijing 100738, PRC

International Auditors	KPMG
8/F Prince’s Building
10 Charter Road
Central, Hong Kong

LISTING INFORMATION

H Shares:	The Stock Exchange of Hong Kong Limited
Stock Code: 902

ADSs:	The New York Stock Exchange, Inc.
Ticker Symbol: HNP

A Shares:	Shanghai Stock Exchange
Stock Code: 600011

PUBLICATIONS

The Company’s interim and annual reports (A share version and H share version) were published in August 2014 and April 2015 respectively. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the U.S. before 30 April 2015. As the Company’s A shares have already been issued and listed, the Company shall, in compliance of the relevant regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange, prepare quarterly reports. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Beijing:	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610)-6322 6999
Fax: (8610)-6322 6666
Website: http://www.hpi.com.cn

Hong Kong:	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

96      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

GLOSSARY

Equivalent Availability Factor (EAF):	Percentage on deration of usable hours on generating units in period hour, i.e.

	EAF =	Available Hours (AH) – Equivalent Unit Derated Hours (EUNDH)	x 100%
Period Hour (PH)

Gross Capacity Factor (GCF):	GCF =	Gross Actual Generation (GAAG)	x 100%
Period Hour (PH) × Gross Maximum Capacity (GMC)

Weighted Average Coal Consumption Rate for Power Sold:	The standard of measurement on average consumption of coal for the production of every one kWh of electricity from a coal-fired generating unit. Unit: gram/kWh or g/kWh.

Weighted Average Coal Consumption Rate for Power Generated:	The standard of measurement on average consumption of coal for the generation of every one kWh of electricity from a coal-fired generating unit. Unit: gram/kWh or g/kWh.

Weighted Average House Consumption:	The rate of electricity consumption during power production versus power generating unit: %.

Utilization Hour:	The operation hour coefficient converted from actual gross power generation of generating units to maximum gross capacity (or fixed capacity).

Capacity Rate:
Ratio between average capacity and maximum capacity which indicates the difference in capacity. The larger the ratio, the more balanced the power production, and the higher the utilization of facilities.

Power Generation:
Electricity generated by power plants (generating units) during the reporting period, or “power generation”. It refers to the consumed generated electricity produced by generating units with power energy being processed and transferred, or the product of actual consumed electricity generated by generating units and actual operation hours of generating units.

Electricity Sold:	Electricity for consumption or production sold by power producers to customers or power-producing counterparts.

GW: Unit of power generation, = 109W, gigawatt
MW: = 106W, megawatt kW: = 103W, kilowatt
kWh: Unit of power, kilowatt hour

97      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

INDEPENDENT AUDITOR’S REPORT

To the shareholders of Huaneng Power International, Inc.
(Incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of Huaneng Power International, Inc. (the “Company”) and its subsidiaries set out on pages 99 to 233, which comprise the consolidated and Company balance sheets as at 31 December 2014, the consolidated statement of comprehensive income, the consolidated and Company statements of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

98      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

INDEPENDENT AUDITOR’S REPORT

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Company and its subsidiaries as at 31 December 2014 and of the Company and its subsidiaries’ profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

24 March 2015

99      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2014	2013
Operating revenue	5	125,406,855	133,832,875
Tax and levies on operations		(932,485)	(1,043,855)

Operating expenses
Fuel	6	(64,762,908)	(73,807,817)
Maintenance		(3,729,912)	(3,856,975)
Depreciation		(11,646,683)	(11,293,522)
Labor		(6,259,588)	(5,762,884)
Service fees on transmission and transformer facilities of HIPDC	35(b)	(140,771)	(140,771)
Purchase of electricity		(5,055,076)	(4,955,603)
Others	6	(7,604,790)	(8,860,409)

Total operating expenses		(99,199,728)	(108,677,981)

Profit from operations		25,274,642	24,111,039

Interest income		159,550	170,723

Financial expenses, net
Interest expense	6	(7,814,114)	(7,787,472)
Exchange (loss)/gain and bank charges, net		(9,492)	94,109

Total financial expenses, net		(7,823,606)	(7,693,363)

Share of profits less losses of associates and joint ventures	8	1,315,876	615,083
Gain/(loss) on fair value changes of financial assets/liabilities		42,538	(5,701)
Other investment income		80,580	224,908

Profit before income tax expense	6	19,049,580	17,422,689

Income tax expense	32	(5,487,208)	(4,522,671)

Net profit		13,562,372	12,900,018

The notes on pages 111 to 233 are an integral part of these financial statements.

100      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2014
(Prepared in accordance with International Financial Reporting Standards) (Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2014	2013
Other comprehensive loss, net of tax
Items that may be reclassified subsequently to profit or loss:
For the year ended 31 December

Fair value changes of available-for-sale financial asset		840,289	(106,244)
Share of other comprehensive income/(loss) of investees accounted for under the equity method		87,579	(35,481)
Effective portion of cash flow hedges		(789,915)	417,891
Translation differences of the financial statements of foreign operations		(377,889)	(782,063)

Other comprehensive loss, net of tax		(239,936)	(505,897)

Total comprehensive income		13,322,436	12,394,121

Net profit attributable to:
– Equity holders of the Company		10,757,317	10,426,024
– Non-controlling interests		2,805,055	2,473,994

		13,562,372	12,900,018

Total comprehensive income attributable to:
– Equity holders of the Company		10,517,694	9,920,884
– Non-controlling interests		2,804,742	2,473,237

		13,322,436	12,394,121

Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
– Basic and diluted	33	0.76	0.74

The notes on pages 111 to 233 are an integral part of these financial statements.

101      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

BALANCE SHEETS
AS AT 31 DECEMBER 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		The Company and its Subsidiaries		The Company
		As at 31 December		As at 31 December
	Note	2014	2013	2014	2013
ASSETS

Non-current assets
Property, plant and equipment	7	188,379,057	181,415,181	60,533,325	65,802,124
Investments in associates and joint ventures	8	17,626,910	16,678,694	13,880,457	13,854,170
Investments in subsidiaries	9(a)	–	41,411,404	38,896,255
Loans to subsidiaries	9(b)	–	–	3,483,030	1,787,233
Available-for-sale financial assets	10	4,333,377	3,111,164	4,321,264	3,099,051
Land use rights	11	4,953,844	4,491,285	1,420,151	1,459,245
Power generation license	12	3,720,959	3,837,169	–	–
Mining rights		1,922,655	1,922,655	–	–
Deferred income tax assets	30	884,274	652,358	120,531	423,594
Derivative financial assets	13	40,598	14,245	–	–
Goodwill	14	11,725,555	12,758,031	106,854	106,854
Other non-current assets	15	3,719,255	3,165,067	404,730	283,713

Total non-current assets		237,306,484	228,045,849	125,681,746	125,712,239

Current assets
Inventories	16	6,702,274	6,469,026	2,569,510	2,323,873
Other receivables and assets	17	3,411,720	2,072,981	3,837,592	2,152,521
Accounts receivable	18	14,881,963	15,562,121	5,714,573	6,559,753
Loans to subsidiaries	9(b)	–	–	24,090,704	26,952,700
Derivative financial assets	13	261,135	91,727	–	–
Bank balances and cash	34	12,608,192	9,433,385	8,383,375	5,219,424
Assets held for sale	19	–	557,671	–	787,611

Total current assets		37,865,284	34,186,911	44,595,754	43,995,882

Total assets		275,171,768	262,232,760	170,277,500	169,708,121

The notes on pages 111 to 233 are an integral part of these financial statements.

102      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

BALANCE SHEETS
AS AT 31 DECEMBER 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		The Company and its Subsidiaries		The Company
		As at 31 December		As at 31 December
	Note	2014	2013	2014	2013
EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	20	14,420,383	14,055,383	14,420,383	14,055,383
Capital surplus		19,622,199	17,347,068	20,572,842	17,630,514
Surplus reserves	21	7,196,349	7,085,454	7,196,349	7,085,454
Currency translation differences		(1,194,819)	(817,243)	–	–
Retained earnings
– Proposed dividend	22	5,479,746	5,341,046	5,479,746	5,341,046
– Others		24,605,633	19,438,957	15,777,646	11,341,079

		70,129,491	62,450,665	63,446,966	55,453,476

Non-controlling interests		14,653,215	12,742,309	–	–

Total equity		84,782,706	75,192,974	63,446,966	55,453,476

Non-current liabilities
Long-term loans	23	57,638,458	60,513,671	14,286,321	16,604,712
Long-term bonds	24	22,725,535	23,726,550	22,725,535	23,726,550
Deferred income tax liabilities	30	1,810,755	2,032,417	–	–
Derivative financial liabilities	13	649,513	383,405	99,164	116,568
Other non-current liabilities	25	2,718,680	1,404,898	854,475	831,530

Total non-current liabilities		85,542,941	88,060,941	37,965,495	41,279,360

The notes on pages 111 to 233 are an integral part of these financial statements.

103      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

BALANCE SHEETS
AS AT 31 DECEMBER 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		The Company and its Subsidiaries		The Company
		As at 31 December		As at 31 December
	Note	2014	2013	2014	2013
EQUITY AND LIABILITIES
(Continued)

Current liabilities
Accounts payable and other liabilities	26	27,035,864	25,321,374	10,653,529	11,196,737
Taxes payable	27	1,858,024	1,647,925	570,459	738,322
Dividends payable		431,681	166,270	–	–
Salary and welfare payables		171,262	188,837	72,885	68,776
Derivative financial liabilities	13	832,727	43,591	–	–
Short-term bonds	28	18,244,806	15,135,024	18,244,806	15,135,024
Short-term loans	29	43,529,004	37,937,046	31,110,000	31,490,000
Current portion of long-term loans	23	7,392,433	12,796,956	3,192,600	8,655,776
Current portion of long-term bonds	24	5,020,760	5,690,650	5,020,760	5,690,650
Current portion of other non-current liabilities	25	329,560	–	–	–
Liabilities held for sale	19	–	51,172	–	–

Total current liabilities		104,846,121	98,978,845	68,865,039	72,975,285

Total liabilities		190,389,062	187,039,786	106,830,534	114,254,645

Total equity and liabilities		275,171,768	262,232,760	170,277,500	169,708,121

These financial statements were approved for issue by the Board of Directors on 24 March 2015 and were signed on its behalf.

Liu Guoyue	Fan Xiaxia
Director	Director

The notes on pages 111 to 233 are an integral part of these financial statements.

104      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non- controlling interests	Total equity

Balance as at 1 January 2013	14,055,383	16,881,764	(719,085)	492,976	1,063,422	17,719,077	7,085,454	(35,937)	17,306,157	56,130,134	9,830,208	65,960,342
Profit for the year ended 31 December 2013	–	–	–	–	–	–	–	–	10,426,024	10,426,024	2,473,994	12,900,018
Other comprehensive (loss)/income:
Fair value changes from available-for-sale financial asset – gross	–	–	–	(141,658)	–	(141,658)	–	–	–	(141,658)	–	(141,658)
Fair value changes from available-for-sale financial asset – tax	–	–	–	35,414	–	35,414	–	–	–	35,414	–	35,414
Shares of other comprehensive loss of investees accounted for under the equity method – gross	–	–	–	(47,236)	–	(47,236)	–	–	–	(47,236)	–	(47,236)
Shares of other comprehensive loss of investees accounted for under the equity method – tax	–	–	–	11,755	–	11,755	–	–	–	11,755	–	11,755
Changes in fair value of effective portion of cash flow hedges – gross	–	–	303,472	–	–	303,472	–	–	–	303,472	–	303,472
Changes in fair value of effective portion of cash flow hedges – tax	–	–	(54,371)	–	–	(54,371)	–	–	–	(54,371)	–	(54,371)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories – gross	–	–	7,116	–	–	7,116	–	–	–	7,116	–	7,116
Cash flow hedges recorded in shareholders’ equity reclassified to inventories – tax	–	–	(1,210)	–	–	(1,210)	–	–	–	(1,210)	–	(1,210)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange loss and bank charges, net – gross	–	–	(1,759)	–	–	(1,759)	–	–	–	(1,759)	–	(1,759)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange loss and bank charges, net – tax	–	–	299	–	–	299	–	–	–	299	–	299
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense – gross	–	–	203,673	–	–	203,673	–	–	–	203,673	–	203,673
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense – tax	–	–	(39,329)	–	–	(39,329)	–	–	–	(39,329)	–	(39,329)
Currency translation differences	–	–	–	–	–	–	–	(781,306)	–	(781,306)	(757)	(782,063)
Total comprehensive (loss)/income for the year ended 31 December 2013	–	–	417,891	(141,725)	–	276,166	–	(781,306)	10,426,024	9,920,884	2,473,237	12,394,121
Dividends relating to 2012	–	–	–	–	–	–	–	–	(2,951,631)	(2,951,631)	(635,307)	(3,586,938)
Capital injections from non-controlling interests of subsidiaries	–	40,005	–	–	–	40,005	–	–	–	40,005	828,220	868,225
Acquisitions of subsidiaries	–	–	–	–	–	–	–	–	–	–	254,750	254,750
Acquisitions of non-controlling interests	–	–	–	–	–	–	–	–	(556)	(556)	(8,799)	(9,355)
Others*	–	(688,180)	–	–	–	(688,180)	–	–	9	(688,171)	–	(688,171)
Balance as at 31 December 2013	14,055,383	16,233,589	(301,194)	351,251	1,063,422	17,347,068	7,085,454	(817,243)	24,780,003	62,450,665	12,742,309	75,192,974

*
Others mainly represented state-owned fund allocated from government budget received from the Ministry of Finance of PRC through China Huaneng Group (“國有資本經營預算資金”) of approximately RMB640 million in previous years, which was repaid to China Huaneng Group in 2013 and subsequently lent to the Company as an entrusted loan pursuant to relevant regulation in the PRC.

The notes on pages 111 to 233 are an integral part of these financial statements.

105      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 DECEMBER 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non- controlling interests	Total equity
Balance as at 1 January 2014	14,055,383	16,233,589	(301,194)	351,251	1,063,422	17,347,068	7,085,454	(817,243)	24,780,003	62,450,665	12,742,309	75,192,974
Profit for the year ended 31 December 2014	–	–	–	–	–	–	–	–	10,757,317	10,757,317	2,805,055	13,562,372
Other comprehensive income / (loss):
Fair value changes from available-for-sale financial asset – gross	–	–	–	1,120,385	–	1,120,385	–	–	–	1,120,385	–	1,120,385
Fair value changes from available-for-sale financial asset – tax	–	–	–	(280,096)	–	(280,096)	–	–	–	(280,096)	–	(280,096)
Shares of other comprehensive income of investees accounted for under the equity method – gross	–	–	–	116,972	–	116,972	–	–	–	116,972	–	116,972
Shares of other comprehensive income of investees accounted for under the equity method – tax	–	–	–	(29,393)	–	(29,393)	–	–	–	(29,393)	–	(29,393)
Changes in fair value of effective portion of cash flow hedges – gross	–	–	(1,479,632)	–	–	(1,479,632)	–	–	–	(1,479,632)	–	(1,479,632)
Changes in fair value of effective portion of cash flow hedges – tax	–	–	254,590	–	–	254,590	–	–	–	254,590	–	254,590
Cash flow hedges recorded in shareholders’ equity reclassified to inventories – gross	–	–	371,725	–	–	371,725	–	–	–	371,725	–	371,725
Cash flow hedges recorded in shareholders’ equity reclassified to inventories – tax	–	–	(63,193)	–	–	(63,193)	–	–	–	(63,193)	–	(63,193)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange loss and bank charges, net – gross	–	–	(51,772)	–	–	(51,772)	–	–	–	(51,772)	–	(51,772)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange loss and bank charges, net – tax	–	–	8,801	–	–	8,801	–	–	–	8,801	–	8,801
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense – gross	–	–	209,652	–	–	209,652	–	–	–	209,652	–	209,652
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense – tax	–	–	(40,086)	–	–	(40,086)	–	–	–	(40,086)	–	(40,086)
Currency translation differences	–	–	–	–	–	–	–	(377,576)	–	(377,576)	(313)	(377,889)
Total comprehensive (loss)/income for the year ended 31 December 2014	–	–	(789,915)	927,868	–	137,953	–	(377,576)	10,757,317	10,517,694	2,804,742	13,322,436
Dividends relating to 2013 (Note 22)	–	–	–	–	–	–	–	–	(5,341,046)	(5,341,046)	(1,739,740)	(7,080,786)
Issuance of new H shares, net of issuance expenses (Note 20)	365,000	2,088,986	–	–	–	2,088,986	–	–	–	2,453,986	–	2,453,986
Capital injection from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	606,719	606,719
Appropriation of surplus reserve (Note 21)	–	–	–	–	–	–	110,895	–	(110,895)	–	–	–
Acquisitions of subsidiaries (Note 40)	–	–	–	–	–	–	–	–	–	–	2,631	2,631
Disposal of a subsidiary (Note 19)	–	–	–	–	–	–	–	–	–	–	(99,958)	(99,958)
Disposal of non-controlling interests of a subsidiary (Note 19)	–	–	–	–	48,192	48,192	–	–	–	48,192	336,512	384,704
Balance as at 31 December 2014	14,420,383	18,322,575	(1,091,109)	1,279,119	1,111,614	19,622,199	7,196,349	(1,194,819)	30,085,379	70,129,491	14,653,215	84,782,706
The notes on pages 111 to 233 are an integral part of these financial statements.

106      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available– for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Retained earnings	Total equity
Balance as at 1 January 2013	14,055,383	16,886,584	(157,601)	484,190	1,093,892	18,307,065	7,085,454	12,122,105	51,570,007
Profit for the year ended 31 December 2013	–	–	–	–	–	–	–	7,511,651	7,511,651
Other comprehensive income/(loss):	–	–	–	–	–	–	–	–	–
Fair value changes from available-for-sale financial asset – gross	–	–	–	(141,658)	–	(141,658)	–	–	(141,658)
Fair value changes from available-for-sale financial asset – tax	–	–	–	35,414	–	35,414	–	–	35,414
Changes in fair value of effective portion of cash flow hedges – gross	–	–	34,759	–	–	34,759	–	–	34,759
Changes in fair value of effective portion of cash flow hedges – tax	–	–	(8,690)	–	–	(8,690)	–	–	(8,690)
Cash flow hedges recorded in shareholders’ equity reclassified to interest expenses – gross	–	–	58,810	–	–	58,810	–	–	58,810
Cash flow hedges recorded in shareholders’ equity reclassified to interest expenses – tax	–	–	(14,701)	–	–	(14,701)	–	–	(14,701)
Total comprehensive income /(loss) for the year ended 31 December 2013	–	–	70,178	(106,244)	–	(36,066)	–	7,511,651	7,475,585
Dividends relating to 2012	–	–	–	–	–	–	–	(2,951,631)	(2,951,631)
Others*	–	(640,485)	–	–	–	(640,485)	–	–	(640,485)
Balance as at 31 December 2013	14,055,383	16,246,099	(87,423)	377,946	1,093,892	17,630,514	7,085,454	16,682,125	55,453,476

*
Others mainly represented state–owned fund allocated from government budget received from the Ministry of Finance of PRC through China Huaneng Group (“國有資本經營預算資金”) of approximately RMB640 million in previous years, which was repaid to China Huaneng Group in 2013 and subsequently lent to the Company as an entrusted loan pursuant to relevant regulation in the PRC.

The notes on pages 111 to 233 are an integral part of these financial statements.

107      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Retained earnings	Total equity
Balance as at 1 January 2014	14,055,383	16,246,099	(87,423)	377,946	1,093,892	17,630,514	7,085,454	16,682,125	55,453,476
Profit for the year ended 31 December 2014	–	–	–	–	–	–	–	10,025,447	10,025,447
Other comprehensive income/(loss):
Fair value changes from available-for-sale financial asset – gross	–	–	–	1,120,385	–	1,120,385	–	–	1,120,385
Fair value changes from available-for-sale financial asset – tax	–	–	–	(280,096)	–	(280,096)	–	–	(280,096)
Changes in fair value of effective portion of cash flow hedges – gross	–	–	(38,155)	–	–	(38,155)	–	–	(38,155)
Changes in fair value of effective portion of cash flow hedges – tax	–	–	9,539	–	–	9,539	–	–	9,539
Cash flow hedges recorded in shareholders’ equity reclassified to interest expenses – gross	–	–	55,559	–	–	55,559	–	–	55,559
Cash flow hedges recorded in shareholders’ equity reclassified to interest expenses – tax	–	–	(13,890)	–	–	(13,890)	–	–	(13,890)
Total comprehensive income for the year ended 31 December 2014	–	–	13,053	840,289	–	853,342	–	10,025,447	10,878,789
Issuance of new H shares, net of issuance expenses (Note 20)	365,000	2,088,986	–	–	–	2,088,986	–	–	2,453,986
Appropriation of surplus reserve (Note 21)	–	–	–	–	–	–	110,895	(110,895)	–
Dividends relating to 2013 (Note 22)	–	–	–	–	–	–	–	(5,341,046)	(5,341,046)
Others	–	–	–	–	–	–	–	1,761	1,761
Balance as at 31 December 2014	14,420,383	18,335,085	(74,370)	1,218,235	1,093,892	20,572,842	7,196,349	21,257,392	63,446,966

The notes on pages 111 to 233 are an integral part of these financial statements.

108      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	For the year ended 31 December
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax expense	19,049,580	17,422,689
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation	11,646,683	11,293,522
Provision for impairment loss on property, plant and equipment	1,358,522	472,921
Provision for impairment loss on investment in an associate	120,050	–
Provision for impairment loss on goodwill	641,061	980,513
Provision for impairment loss on land use right	–	6,804
Amortization of land use rights	133,069	139,609
Amortization of other non-current assets	99,528	112,384
Amortization of employee housing subsidies	940	940
Recognition/(reversal) of provision for doubtful accounts	4,577	(2,610)
Reversal of provision for inventory obsolescence	(2,647)	(824)
(Gain)/ loss on fair value changes of financial assets/liabilities	(42,538)	5,701
Other investment income	(80,580)	(224,908)
Net loss on disposals of property, plant and equipment	427,034	897,222
Unrealized exchange gain, net	(34,769)	(107,249)
Share of profits less losses of associates and joint ventures	(1,315,876)	(615,083)
Interest income	(159,550)	(170,723)
Interest expense	7,814,114	7,787,472
Others	(217,829)	106,484
Changes in working capital:
Inventories	(195,853)	517,837
Other receivables and assets	(64,288)	992,322
Accounts receivable	466,878	(846,214)
Restricted cash	(243,624)	(7,091)
Accounts payable and other liabilities	(1,417,668)	4,598,219
Taxes payable	1,245,941	1,442,845
Salary and welfare payables	(17,566)	(26,492)
Interest received	97,374	100,278
Income tax expense paid	(5,992,496)	(4,637,139)

Net cash provided by operating activities	33,320,067	40,239,429

The notes on pages 111 to 233 are an integral part of these financial statements.

109      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 DECEMBER 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	For the year ended 31 December
	2014	2013
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for the purchase of property, plant and equipment	(19,858,216)	(17,691,382)
Proceeds from disposal of property, plant and equipment	70,712	166,459
Prepayments of land use rights	(500,100)	(5,947)
Payment for the purchase of other non-current assets	(21,576)	(32,601)
Cash dividends received	565,334	408,166
Payment for investment in associates and joint ventures	(266,877)	(2,017,853)
Cash paid for acquiring available-for-sale financial assets	–	(200,000)
Cash consideration paid for acquisition of subsidiaries, net of cash acquired	(17,991)	36,599
Cash received from disposal of trading securities	–	102,784
Cash received from disposal of subsidiaries	503,809	6,199
Others	54,092	173,326
Net cash used in investing activities	(19,470,813)	(19,054,250)

The notes on pages 111 to 233 are an integral part of these financial statements.

110      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the year ended 31 December
	Note	2014	2013
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds		17,971,000	24,950,000
Repayments of short-term bonds		(15,000,000)	(45,000,000)
Proceeds from short-term loans		61,503,204	41,314,000
Repayments of short-term loans		(55,896,200)	(30,869,290)
Proceeds from long-term loans		9,647,090	5,091,175
Repayments of long-term loans		(17,522,953)	(12,889,078)
Issuance of long-term bonds		3,988,000	6,485,000
Repayments of long-term bonds		(5,700,000)	–
Interest paid		(8,097,216)	(8,290,433)
Net proceeds from the issuance of new H shares		2,453,986	–
Net capital injection from non-controlling interests of subsidiaries		606,719	868,225
Government grants		188,406	274,472
Dividends paid to shareholders of the Company		(5,341,046)	(2,951,631)
Dividends paid to non-controlling interests of subsidiaries		(1,474,329)	(539,876)
Proceeds from sales leaseback classified as finance lease		1,500,000	–
Repayment of state-owned fund received from China Huaneng Group in prior years		-	(640,485)
Cash received from disposal of non-controlling interest of a subsidiary		384,702	–
Others		(105,543)	(42,167)
Net cash used in financing activities		(10,894,180)	(22,240,088)
Effect of exchange rate fluctuations on cash held		(58,379)	(108,806)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		2,896,695	(1,163,715)
Cash and cash equivalents as at beginning of the year		9,341,672	10,505,387
CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	34	12,238,367	9,341,672

The notes on pages 111 to 233 are an integral part of these financial statements.

111      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

1	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the “Company”) was incorporated in the People’s Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC and in the Republic of Singapore (“Singapore”). The Company conducts its business in Singapore through SinoSing Power Pte Ltd. (“SinoSing Power”) and its subsidiaries.

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. HIPDC does not produce financial statements available for public use.

2	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirement of the Hong Kong Companies Ordinance, which for this financial year and the comparative period continue to be those of the predecessor Hong Kong Companies Ordinance (Cap. 32), in accordance with transitional and saving arrangements for Part 9 of the new Hong Kong Companies Ordinance (Cap. 622), “Accounts and Audit”, which are set out in sections 76 to 87 of Schedule 11 to that Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial assets and liabilities.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company and its subsidiaries’ accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

112      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(a)	Basis of preparation (Cont’d)

As at and for the year ended 31 December 2014, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were satisfied by short-term financing. Consequently, as at 31 December 2014, the Company and its subsidiaries have net current liabilities of approximately RMB67.0 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB191.1billion as at 31 December 2014, the Company and its subsidiaries are expected to refinance certain of its short term loans and bonds and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2013 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new amendments to standards and one interpretation that are first effective for the current accounting period.

•
Amendments to IFRS 10, IFRS 12 and IAS 27, ‘Investment entities’. The amendments provide consolidation relief to those parents which qualify to be an investment entity as defined in the amended IFRS 10. Investment entities are required to measure their subsidiaries at fair value through profit or loss. These amendments do not have an impact on the consolidated financial statements as the Company and its subsidiaries do not qualify to be investment entities.

•
Amendments to IAS 32, ‘Financial instruments: Presentation – Offsetting financial assets and financial liabilities’ clarify the offsetting criteria in IAS 32. The amendments do not have any material impact on the consolidated financial statements as they are consistent with the policies already adopted by the Company and its subsidiaries.

•
Amendments to IAS 36, ‘Impairment of Assets – Recoverable amount disclosures for non-financial assets’ modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or CGU whose recoverable amount is based on fair value less costs of disposal. The amendments do not have any material impact on the consolidated financial statements.

•
Amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement - Novation of derivatives and continuation of hedge accounting’ provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendments do not have any material impact on the consolidated financial statements as the Company and its subsidiaries have not novated any of its derivatives.

•
IFRIC 21 ‘Levies’ provides guidance on when a liability to pay a levy imposed by a government should be recognized. The amendments do not have any material impact on the consolidated financial statements as the guidance is consistent with the Company and its subsidiaries’ existing accounting policies.

113      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 december 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(b)	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries.

Subsidiaries are investees over which the Company and its subsidiaries have the power to exercise control. The Company and its subsidiaries control an entity when it is exposed, or have rights, to variable returns from their involvement with the entity and have the ability to affect those returns through their power over the entity. When assessing whether the Company and its subsidiaries have power, only substantive rights (held by the Company and its subsidiaries and other parties) are considered.

Subsidiaries are fully consolidated from the date when control is transferred to the Company and its subsidiaries. They are de-consolidated from the date when control ceases. Intra-group balances, transactions and cash flows, and any unrealised income and expenses arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company and its subsidiaries’ interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. The portion of the shareholders’ equity of the subsidiaries, which is not attributable directly or indirectly to the parent company, is separately presented as non-controlling interests in the shareholders’ equity in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

(i)	Business combinations

The acquisition method is used to account for the business combinations of the Company and its subsidiaries (including business combination under common controls). The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company and its subsidiaries. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company and its subsidiaries recognize any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets. The excess of the consideration transferred, the amount of any non- controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(i)). If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

114      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(b)	Consolidation (Cont’d)

(ii)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the equity owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(iii)	Associates and joint ventures

Associates are investees over which the Company and its subsidiaries have significant influence on the financial and operating decisions. A joint venture is an arrangement whereby the Company and its subsidiaries and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

Investments in associates and joint ventures are initially recognized at cost and are subsequently measured using the equity method of accounting, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)). The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost (Note
2(i)). Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit or loss and long-term investment cost is adjusted accordingly.

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and joint ventures and the adjustments to align with the accounting policies of the Company and the Company’s financial reporting periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognized to the extent of the carrying value of long-term equity investments and any other constituting long-term equity investments in investees that in substance form part of the investments in the investees. The Company and its subsidiaries continue to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria.

The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into related other comprehensive income based on their proportionate share on the movements of the investees’ other comprehensive income except net profit or loss, given there is no change in shareholding ratio.

When the investees appropriate profit or declare dividends, the carrying value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution.

115      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(b)	Consolidation (Cont’d)

(iii)	Associates and joint ventures(Cont’d)

The Company and its subsidiaries determine at each reporting date whether there is any objective evidence that the investment in the associate or the joint venture is impaired. If this is the case, the Company and its subsidiaries calculate the amount of impairment as the difference between the recoverable amount of the associate or the joint venture and its carrying value and recognize the amount in ‘share of profit of associates and joint ventures’ in the consolidated statement of comprehensive income.

Profits or losses resulting from transactions between the Company and its subsidiaries and the associates and joint ventures are recognized in the Company and its subsidiaries’ financial statements only to the extent of the unrelated third party investor’s interests in the associates and joint ventures. Loss from transactions between the Company and its subsidiaries and the associates and joint ventures is fully recognized and not eliminated when there is evidence for asset impairment.

If an investment in an associate becomes an investment in a joint venture or vice versa, retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method.

Gains and losses arising from dilution of investments in associates and joint ventures are recognized in the consolidated statement of comprehensive income.

In the Company’s balance sheet, investments in associates and joint ventures are stated at cost less provision for impairment losses (Note 2(j)) unless classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)). Investment income from investments in associates and joint ventures is accounted for by the Company based on dividends received and receivable.

In all other cases, when the Company and its subsidiaries cease to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)).

(c)	Separate financial statements of the Company

Investments in subsidiaries are accounted for at cost less impairment unless classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)). Cost also includes direct attributable costs of investment. Investment income is recognized when the subsidiaries declare dividend.

116      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(d)	Segment reporting

The Company and its subsidiaries determine the operating segment based on the internal organization structure, management requirement and internal reporting system for purposes of presenting reportable segment information.

An operating segment represents a component of the Company and its subsidiaries that meets all the conditions below: (i) the component earns revenue and incurs expenses in its daily operating activities; (ii) chief operating decision maker of the Company and its subsidiaries regularly reviews the operating results of the component in order to make decisions on allocating resources and assessing performance; (iii) the financial position, operating results, cash flows and other related financial information of the component are available. When the two or more operating segments exhibit similar economic characteristics and meet certain conditions, the Company and its subsidiaries combine them as one reportable segment.

(e)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company’s functional and presentation currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the spot exchange rate on the transaction dates. On balance sheet date, foreign currency monetary items are translated into functional currency at the spot exchange rate on balance sheet date. Exchange differences are directly expensed in current period profit or loss unless they arises from foreign currency loans borrowed for purchasing or construction of qualifying assets which is eligible for capitalization or they arise from monetary items that qualify as hedging instruments in cash flow hedges which are recorded in other comprehensive income to the extent that the hedge is effective.

(iii)	Foreign subsidiaries

The operating results and financial position of the foreign subsidiaries are translated into presentation currency as follows:

Asset and liability items in each balance sheet of foreign operations are translated at the closing rates at the balance sheet date; equity items excluding retained earnings are translated at the spot exchange rates at the date of the transactions. Income and expense items in the statement of comprehensive income of the foreign operations are translated at average exchange rates approximating the rate on transaction dates. All resulting translation differences are recognized in other comprehensive income.

117      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(e)	Foreign currency translation

(iii)	Foreign subsidiaries (Cont’d)

The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated at average exchange rates approximating the rates at the dates when cash flows incurred. The effect of the foreign currency translation on the cash and cash equivalents is presented in the statement of cash flows separately.

On the disposal of a foreign operation (that is, a disposal of the Company and its subsidiaries’ entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint ventures that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss.

In the case of a partial disposal that does not result in the Company and its subsidiaries losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (that is, reductions in the Company and its subsidiaries’ ownership interest in associates or joint venture that includes a foreign operation that do not result in the Company and its subsidiaries losing significant influence or joint control), the proportionate share of the accumulated exchange difference is reclassified to profit or loss.

(f)	Property, plant and equipment

Property, plant and equipment consists of dam, port facilities, buildings, electric utility plant in service, transportation facilities, others and construction-in-progress (“CIP”). Property, plant and equipment acquired or constructed are initially recognized at cost and carried at the net value of cost less accumulated depreciation and accumulated impairment loss, unless classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)).

Cost of CIP comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use, those borrowing costs incurred before the assets are ready for intended use that are eligible for capitalization. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

Subsequent costs about property, plant and equipment are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Other subsequent expenditures not qualifying for capitalization are charged in the current period profit or loss when they are incurred.

118      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(f)	Property, plant and equipment (Cont’d)

Depreciation of property, plant and equipment is provided based on book value of the asset less estimated residual value over the estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over the estimated useful life of the asset. The estimated useful lives are as follows:

Estimated useful lives
Dam	8 – 50 years
Port facilities	20 – 40 years
Buildings	8 – 30 years
Electric utility plant in service	5 – 30 years
Transportation facilities	8 – 27 years
Others	5 – 14 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. At the end of each year, the Company and its subsidiaries review the estimated useful lives, residual values and the depreciation method of the property, plant and equipment and make adjustment when necessary.

Property, plant and equipment is derecognized when it is disposed of, or is not expected to bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of the property, plant and equipment less book value and related tax expenses is recorded in ‘operating expenses – others’ in the statement of comprehensive income.

The carrying amount of property, plant and equipment is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount (Note 2(j)).

(g)	Power generation license

The Company and its subsidiaries acquired the power generation license as part of the business combination with Tuas Power Ltd. (“Tuas Power”). The power generation license is initially recognized at fair value at the acquisition date. The license has an indefinite useful life and is not amortized. The assessment that the license has an indefinite useful life is based on the expected renewal of power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. It is tested annually for impairment and carried at cost less accumulated impairment loss. Useful life of the power generation license is reviewed by the Company and its subsidiaries each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment.

119      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(h)	Mining rights

Mining rights are stated at cost less accumulated amortisation and impairment losses and are amortised based on the units of production method utilising only recoverable coal reserves as the depletion base, unless the mining rights are classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)).

(i)	Goodwill

Goodwill arising from the acquisitions of subsidiaries, associates and joint ventures represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the Company and its subsidiaries’ share of the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(j)).

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(j)	Impairment of non-financial assets

The carrying amounts of property, plant and equipment, intangible assets with definite useful lives, land use rights and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less cost to sell. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

120      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(j)	Impairment of non-financial assets (Cont’d)

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

An impairment loss in respect of goodwill is not reversed. Except for goodwill, all impaired non- financial assets are subject to review for possible reversal of impairment at each reporting date. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior year. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(k)	Financial assets

Financial assets are classified in the following categories at initial recognition: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and designated upon initial recognition as at fair value through profit or loss. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(ii)	Loans and receivables

Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are primarily included in as ‘accounts receivable’, ‘other receivables and assets’, ‘loans to subsidiaries’ and ‘other non- current assets’ in the balance sheets.

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in current assets when management intends to dispose of the available-for-sale financial assets within 12 months of the balance sheet date.

121      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(k)	Financial assets

(iv)	Recognition and measurement

Regular purchases and sales of financial assets are recognized at fair value initially on trade- date – the date on which the Company and its subsidiaries commit to purchase or sell the asset. Transaction costs relating to financial assets at fair value through profit or loss are directly expensed in the profit or loss as incurred. Transaction costs for other financial assets are included in the carrying amount of the asset at initial recognition. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and all risks and rewards related to the ownership of the financial assets have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value. When an active market exists for a financial instrument, fair value is determined based on quoted prices in the active market. When no active market exists, fair value is determined by using valuation techniques. When applying valuation techniques, the Company and its subsidiaries maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Changes in the fair value of financial assets at fair value through profit or loss are recorded in ‘gain/(loss) on fair value changes of financial assets/liabilities’.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. Loans and receivables are carried at amortized cost using the effective interest method.

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income. When these financial assets are derecognized, the accumulated fair value adjustments recognized in equity are included in the statement of comprehensive income as ‘other investment income’. Dividends on available-for-sale financial assets are recorded in ‘other investment income’ when the right of the Company and its subsidiaries to receive payments is established.

(v)	Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries perform assessment on the book value of financial assets at the balance sheet date. Provision for impairment is made when there is objective evidence showing that a financial asset is impaired.

For investments in subsidiaries, associates and joint ventures, the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount. The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

122      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(k)	Financial assets (Cont’d)

(v)	Impairment of financial assets (Cont’d)

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the investment below its cost is evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in profit or loss. Impairment losses recognized in the profit or loss on equity instruments are not reversed through the profit or loss.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The impaired amount is recognized as assets impairment loss in the current period. If there is objective evidence that the value of the financial assets has recovered as a result of objective changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through profit or loss. For the impairment test of receivables, please refer to Note 2(l).

(vi)	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Gain or loss arising from subsequent change in the fair value of derivative financial instruments is recognized in profit or loss except for the effective portions of gain or loss on the derivative financial instruments designated as cash flow hedges which are recognized directly in other comprehensive income. Cash flow hedge represents a hedge against the exposure to variability in cash flows, which such cash flow is originated from a particular risk associated with highly probable forecast transactions and variable rate borrowings and which could affect the statement of comprehensive income.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow change resulting from variability in cash flows of a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction. Hedging instruments are designated derivative for cash flow hedge whose cash flows are expected to offset changes in the cash flows of a hedged item.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

123      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(k)	Financial assets (Cont’d)

(vi)	Derivative financial instruments and hedging activities (Cont’d)

The Company and its subsidiaries document their assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The Company and its subsidiaries apply ratio analysis method to evaluate the ongoing effectiveness of the cash flow hedge.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of comprehensive income within ‘gain/(loss) on fair value changes of financial assets/liabilities’.

Amounts accumulated in equity are reclassified to the profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of comprehensive income within ‘interest expense’. The gain or loss relating to the effective portion of exchange forward hedging foreign currency denominated payables is recognized in the statement of comprehensive income within ‘exchange gain/(loss) and bank charges, net’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. In the case where the Company and its subsidiaries expect all or a portion of net loss previously recognized directly in other comprehensive income will not be recovered in future financial periods, the irrecoverable portion will be reclassified into profit or loss.

When a hedging instrument expires or is sold, terminated or exercised or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will discontinue hedge accounting. Any cumulative gain or loss existing in equity at that time remains in equity and is subsequently recognized when the forecast transaction is ultimately recognized in the profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of comprehensive income within ‘gain/(loss) on fair value changes of financial assets/liabilities’.

(l)	Loans and receivables

Loans and receivables, which primarily include accounts receivable, other receivables, loan to subsidiaries and other non-current assets, are recognized initially at fair value. Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using the effective interest method.

124      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(l)	Loans and receivables (Cont’d)

The Company and its subsidiaries establish an allowance for impairment that represents its estimate of incurred losses in respect of receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flows. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the statement of comprehensive income within ‘operating expenses – others’. When a receivable is uncollectible, it is written off against the allowance account for the receivable. Subsequent recoveries of amounts previously written off are credited against ‘operating expenses – others’ in the statement of comprehensive income.

(m)	Inventories

Inventories include fuel for power generation, materials for repairs and maintenance and spare parts, and are stated at lower of cost and net realizable values.

Inventories are initially recorded at cost and are charged to fuel costs or repairs and maintenance, respectively when used, or capitalized to property, plant and equipment when installed, as appropriate, using weighted average cost basis. Cost of inventories includes costs of purchase and transportation costs.

When the forecast transaction that is hedged results in the recognition of the inventory, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the inventory.

Provision for inventory obsolescence is determined by the excess of cost over net realizable value. Net realizable values are determined based on the estimated selling price less estimated conversion costs during power generation, selling expenses and related taxes in the ordinary course of business.

(n)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or jointly control of the same third party; one party is controlled or jointly controlled by a third party and the other party is an associate or a joint venture of the same third party.

125      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(o)	Cash and cash equivalents

Cash and cash equivalents listed in the statement of cash flows represents cash in hand, call deposits held with banks and other financial institutions, and other short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flow.

(p)	Non-current assets (or disposal group) held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for- sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets or deferred tax assets, which continue to be measured in accordance with the Company and its subsidiaries’ other accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in profit or loss.

Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity-accounted investee is no longer equity accounted.

(q)	Borrowings

Borrowings are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

126      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(r)	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets. The Capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

The amount of specific borrowing costs capitalized is net of the investment income on any temporary investment of the funds pending expenditure on the asset.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(s)	Payables

Payables primarily include accounts payable and other liabilities, and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(t)	Taxation

(i)	Value-added tax (“VAT”)

The domestic power, heat and coal sales of the Company and its subsidiaries are subject to VAT. VAT payable is determined by applying 17% (or 13% on heat) on the taxable revenue after offsetting deductible input VAT of the period.

According to the relevant regulations of Ministry of Finance of PRC and State Administration of Taxation, certain pilot regions have been under the Pilot Program for the transformation from Business Tax to VAT since 1 January 2012 and all other regions since 1 August 2013 for specified industry. The applicable tax rate of VAT for the Company and its subsidiaries in respect of the lease of tangible movable properties, transportation industry and other modern services industry are 17%, 11% and 6%, respectively.

(ii)	Business Tax (“BT”)

Port and transportation services of the Company and its subsidiaries are subject to BT at the applicable tax rate of 3% before the transformation became effective as stated in Note 2(t)(i).

(iii)	Goods and service tax (“GST”)

The power sales of the subsidiaries in Singapore are subject to goods and service tax of the country where they operate. GST payable is determined by applying 7% on the taxable revenue after offsetting deductible GST of the period.

127      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(t)	Taxation

(iv)	Current and deferred income tax

The income tax expense for the period comprises current and deferred income tax. Income tax expense is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective book values (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized. No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized. The temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Company and its subsidiaries control the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

On the balance sheet date, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:

(1)	The Company and its subsidiaries have the legal enforceable right to offset current income tax assets and current income tax liabilities;

(2)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

128      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(u)	Employee benefits

Employee benefits include all expenditures relating to the employees for their services. The Company and its subsidiaries recognize employee benefits as liabilities during the accounting period when employees render services and allocates to related cost of assets and expenses based on different beneficiaries.

In connection with pension obligations, the Company and its subsidiaries operate various defined contribution plans in accordance with the local conditions and practices in the countries and provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate publicly administered pension insurance plan on mandatory and voluntary bases. The Company and its subsidiaries have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit when incurred. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in the future payment is available.

(v)	Government grants

Government grants are recognized when the Company and its subsidiaries fulfill the conditions attaching to them and they are probable to be received. When government grants are received in the form of monetary assets, they are measured at the amount received or receivable. When the grant is in the form of non-monetary assets, it is measured at fair value. When fair value cannot be measured reliably, nominal amount is assigned.

Asset-related government grant is recognized as deferred income and is amortized evenly in profit or loss over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Company and its subsidiaries are recognized as deferred income and recorded in the profit or loss when related expenses or losses incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit or loss.

(w)	Revenue and income recognition

Revenue and income are recognized based the following methods:

Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

129      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(w)	Revenue and income recognition

(i)	Electricity sales revenue

Electricity sales revenue represents the fair value of the consideration received or receivable for electricity sold in the ordinary course of the activities of the Company and its subsidiaries (net of VAT or GST). Revenue is earned and recognized upon transmission of electricity to the customers or the power grid controlled and owned by the respective regional or provincial grid companies.

(ii)	Coal sales revenue

Coal sales revenue represents the fair value of the consideration received or receivable for the sale of the coal in the ordinary course of the activities of the Company and its subsidiaries. Coal sales revenue is recognized when the coal is delivered to the customers and there is no unfulfilled obligation that could affect the customer’s acceptance of the coal.

(iii)	Service revenue

Service revenue refers to amounts received from service of port loading, conveying and transportation. The Company and its subsidiaries recognize revenue when the relevant service is provided.

(iv)	Dividend income

Dividend income from unlisted investments is recognized when the shareholder’s right to receive payment is established. Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

(v)	Interest income

Interest income from deposits is recognized on a time proportion basis using effective interest method. Interest income from the finance lease is recognized on a basis that reflects a constant periodic rate of return on the net investment in the finance lease.

(x)	Leases

Leases where all the risks and rewards incidental to ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases.

(i)	Operating leases (lessee)

Operating lease expenses are capitalized or expensed on a straight-line basis over the lease term.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

130      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(x)	Leases (Cont’d)

(ii)	Finance lease

The Company and its subsidiaries recognize the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and sum of their respective present values is recognized as unrealized finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealized finance income over the lease term. On balance sheet date, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealized finance income in non-current assets and current assets, respectively.

Please refer to Note 2(k)(v) for impairment test on finance lease receivables.

Where the Company and its subsidiaries acquire the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Company and its subsidiaries will obtain ownership of the asset, the life of the asset, as set out in note 2(f). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(j). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(y)	Purchase of electricity

The overseas subsidiary of the Company recognizes electricity purchase cost when it purchases the electricity and transmits to its customers.

131      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(z)	Financial guarantee contracts

The Company issues financial guarantee contracts that transfer significant insurance risk. Financial guarantee contracts are those contracts that require the issuer to make specified payments to reimburse the holders for losses they incur because specified debtors fail to make payments when due in accordance with the original or modified terms of debt instruments. Where the Company issues a financial guarantee, the fair value of the guarantee is initially recognized as deferred income within accounts payable and other liabilities. The fair value of financial guarantees issued at the time of issuance is determined by reference to fees charged in an arm’s length transaction for similar services, when such information is obtainable, or is otherwise estimated by reference to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Company’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in profit or loss on initial recognition of any deferred income. The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued.

(aa)	Dividend distribution

Dividend distribution to the shareholders of the Company and its subsidiaries is recognized as a liability in the period when the dividend is approved in the shareholders’ meeting.

(ab)	Contingencies

Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefit is probable.

(ac)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries

The following are standards or amendments to existing standards that have been published and are mandatory for the accounting periods beginning on or after 1 January 2015, but the Company and its subsidiaries have not early adopted:

•	Amendments to IAS 19, “Defined benefit plans: Employee contributions”, which will be effective for accounting periods beginning on or after 1 July 2014.

•	Annual improvement to IFRSs 2010-2012 cycle, which will be effective for accounting periods beginning on or after 1 July 2014.

•	Annual improvement to IFRSs 2011-2013 cycle, which will be effective for accounting periods beginning on or after 1 July 2014.

132      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

2	PRINCIPAL ACCOUNTING POLICIES (Cont’d)

(ac)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries (Cont’d)

•	Amendments to IFRS 11, “Accounting for acquisitions of interests in joint operations”, which will be effective for accounting periods beginning on or after 1 January 2016.

•	Amendments to IAS 16 and IAS 38, “Clarification of acceptable methods of depreciation and amortization”, which will be effective for accounting periods beginning on or after 1 January 2016.

•	IFRS 15, “Revenue from contracts with customers”, which will be effective for accounting periods beginning on or after 1 January 2017.

•	IFRS 9, “Financial instrument”, which will be effective for accounting periods beginning on or after 1 January 2018.

The Company and its subsidiaries have not assessed full impact of adoption of these standards or amendments upon their effective date.

3	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(a)	Financial risk management

Risk management, including the management on the financial risks, is carried out under the instructions of the Strategic Committee of Board of Directors and the Risk Management Team. The Company works out general principles for overall management as well as management policies covering specific areas. In considering the importance of risks, the Company identifies and evaluates risks at head office and individual power plant level, and requires analysis and proper communication of the information collected periodically.

SinoSing Power and its subsidiaries are subject to financial risks that are different from the entities operating within the PRC. They have a series of controls in place to maintain the cost of risks occurring and the cost of managing the risks at an acceptable level. Management continually monitors the risk management process to ensure that an appropriate balance between risk and control is achieved. SinoSing Power and its subsidiaries have their written policies and financial authorization limits in place which are reviewed periodically. These financial authorization limits seek to mitigate and eliminate operational risks by setting approval thresholds required for entering into contractual obligations and investments.

133      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(a)	Financial risk management

(i)	Market risk

(1)	Foreign exchange risk

Foreign exchange risk of the entities operating within the PRC primarily arises from loans denominated in foreign currencies of the Company and its subsidiaries. SinoSing Power and its subsidiaries are exposed to foreign exchange risk on accounts payable and other payables that are denominated primarily in US$, a currency other than Singapore dollar (“S$”), their functional currency. Please refer to Note 23, 26 and 29 for details. The Company and its subsidiaries manage exchange risk through closely monitoring interest and exchange market.

As at 31 December 2014, if RMB had weakened/strengthened by 5% (2013: 5%) against US$ and 3% (2013: 3%) against EUR (“€”) with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB155 million (2013: RMB186 million) and RMB13 million (2013: RMB19 million) lower/higher, respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at 31 December 2014, if S$ had weakened/strengthened by 10% (2013: 10%) against US$ with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB6 million (2013: RMB12 million) lower/higher, respectively. The ranges of such sensitivity disclosed above were based on the management’s experience and forecast.

SinoSing Power and its subsidiaries also are exposed to foreign exchange risk on fuel purchases that are denominated primarily in US$. They substantially hedge their estimated foreign currency exposure in respect of forecast fuel purchases over the following three months using primarily foreign currency contracts.

134      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(a)	Financial risk management

(i)	Market risk (Cont’d)

(2)	Price risk

The available-for-sale financial assets of the Company and its subsidiaries are exposed to equity security price risk.

Detailed information relating to the available-for-sale financial assets is disclosed in Note 10. The Company has a supervisor in the supervisory committee of the most significant investment in available-for-sale financial assets (China Yangtze Power Co., Ltd. (“Yangtze Power”)) and exercises influence in safeguarding its interest. The Company also closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

The Company and its subsidiaries are exposed to fuel price risk on fuel purchases. In particular, SinoSing Power and its subsidiaries use fuel oil swap to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 13 for details.

(3)	Cash flow interest rate risk

The interest rate risk of the Company and its subsidiaries primarily arises from long- term loans. Loans borrowed at variable rates expose the Company and its subsidiaries to cash flow interest rate risk. The exposures of these risks are disclosed in Note 23 to the financial statements. The Company and its subsidiaries have entered into interest rate swap agreements with banks to hedge against a portion of cash flow interest rate risk.

As at 31 December 2014, if interest rates on RMB-denominated borrowings had been 50 basis points (2013: 50 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB380 million (2013: RMB389 million) higher/lower. If interest rates on US$-denominated borrowings had been 50 basis points (2013: 50 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB8 million (2013: RMB9 million) higher/lower. If interest rates on S$-denominated borrowings had been 100 basis points (2013: 100 basis points) higher/lower with all other variables held constant, interest expense for the year would have been RMB58 million (2013: RMB64 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

135      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(a)	Financial risk management

(i)	Market risk (Cont’d)

(3)	Cash flow interest rate risk (Cont’d)

The Company has entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. Tuas Power Generation Pte Ltd. (“TPG”) also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. Please refer to Note 13 for details.

(ii)	Credit risk

Credit risk arises from bank deposits, accounts receivable, other receivables, other non- current assets and loans to subsidiaries. The maximum exposures of bank deposits, accounts receivable, other receivables and other non-current assets are disclosed in Note 34, 18, 17 and 15 to the financial statements, respectively, and maximum exposures of loans to subsidiaries are disclosed in Note 9 (b).

Bank deposits are placed with reputable banks and financial institutions. In addition, a significant portion is deposited with a non-bank financial institution which is a related party of the Company. The Company has a director on the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these bank deposits are disclosed in Note 35(a)(i) to the financial statements.

Most of the power plants of the Company and its subsidiaries operating within the PRC sell electricity generated to their sole customers, the power grid companies of their respective provinces or regions where the power plants operate. These power plants communicate with their individual grid companies periodically and believe that adequate provision for doubtful accounts have been made in the financial statements.

Singapore subsidiaries derive revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte Ltd., which does not have high credit risk. They also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 4,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. They hold cash deposits of RMB157.80 million (2013: RMB188.86 million) and guarantees from creditworthy financial institutions to secure substantial obligations of the customers.

136      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(a)	Financial risk management

(ii)	Credit risk (Cont’d)

Regarding balances with subsidiaries, the Company obtains the financial statements of all subsidiaries and assess the financial performance and cash flows of those subsidiaries periodically to manage the credit risk of loans to subsidiaries.

(iii)	Liquidity risk

Liquidity risk management is to primarily ensure the ability of the Company and its subsidiaries to meet its liabilities as and when they are fall due. The liquidity reserve comprises the undrawn borrowing facility and cash and cash equivalents available as at each month end in meeting its liabilities.

The Company and its subsidiaries maintain flexibility in funding by cash generated by their operating activities and availability of committed credit facilities.

Financial liabilities due within 12 months are presented as the current liabilities in the balance sheets. The repayment schedules of the long-term loans and long-term bonds and cash flows of derivative financial liabilities are disclosed in Note 23, 24 and 13, respectively.

(b)	Fair value estimation

(i)	Fair value measurements

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

137      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(b)	Fair value estimation (Cont’d)

(i)	Fair value measurements (Cont’d)

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at 31 December 2014.

	The Company and its subsidiaries				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 13)	–	184,756	–	184,756	–	–	–	–

Derivatives used for hedging (Note 13)	–	116,977	–	116,977	–	–	–	–
Available-for-sale financial assets
– Equity securities (Note 10)	2,748,162	–	–	2,748,162	2,748,162	–	–	2,748,162

Total assets	2,748,162	301,733	–	3,049,895	2,748,162	–	–	2,748,162

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 13)	–	149,989	–	149,989	–	–	–	–

Derivatives used for hedging (Note 13)	–	1,332,251	–	1,332,251	–	99,164	–	99,164

Total liabilities	–	1,482,240	–	1,482,240	–	99,164	–	99,164

138      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(b)	Fair value estimation (Cont’d)

(i)	Fair value measurements (Cont’d)

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at 31 December 2013.

	The Company and its subsidiaries				The Company
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 13)	–	23,783	–	23,783	–	–	–	–

Derivatives used for hedging (Note 13)	–	82,189	–	82,189	–	–	–	–
Available-for-sale financial assets
– Equity securities (Note 10)	1,627,777	–	–	1,627,777	1,627,777	–	–	1,627,777

Total assets	1,627,777	105,972	–	1,733,749	1,627,777	–	–	1,627,777

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 13)	–	29,814	–	29,814	–	–	–	–

Derivatives used for hedging (Note 13)	–	397,182	–	397,182	–	116,568	–	116,568

Total liabilities	–	426,996	–	426,996	–	116,568	–	116,568

139      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(b)	Fair value estimation (Cont’d)

(i)	Fair value measurements (Cont’d)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. As at 31 December 2014 and 2013, instrument included in level 1 is an equity investment in Yangtze Power classified as available for sale.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swaps.

There were no significant transfers of financial instruments between level 1 and level 2 fair value hierarchy classifications in 2014.

140      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

3	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(b)	Fair value estimation (Cont’d)

(ii)	Fair value disclosures

The carrying value less provision for doubtful accounts of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short- term loans approximated their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB64.89 billion and RMB28.03 billion as at 31 December 2014 (2013: RMB73.03 billion and RMB29.27 billion), respectively. The aggregate book value of these liabilities was approximately RMB65.03 billion and RMB27.75 billion as at 31 December 2014 (2013: RMB73.31 billion and RMB29.42 billion), respectively.

(c)	Capital risk management

The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated balance sheet. During 2014, the strategy of the Company and its subsidiaries remained unchanged from 2013. The debt ratio of the Company and its subsidiaries as at 31 December 2014 was 69.19% (2013: 71.33%).

141      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Accounting estimates on impairment of goodwill and power generation license

The Company and its subsidiaries perform test annually whether goodwill and power generation license have suffered any impairment in accordance with the accounting policies stated in Notes 2(j) and 2(g), respectively. The recoverable amounts of CGU or CGUs to which goodwill and the power generation license have been allocated are determined based on value-in-use calculations. These calculations require the use of estimates (Note 14 and 12). It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amounts of goodwill and power generation license.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2014, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB357 million and RMB1,113 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by RMB25 million and RMB124 million, respectively.

For the analysis of goodwill and power generation license of Tuas Power, please refer to Note 14 and 12.

(b)	Useful life of power generation license

As at year end, management of the Company and its subsidiaries assessed that the estimated useful life for its power generation license is indefinite. This assessment is based on the expected renewal of power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. Based on existing knowledge, outcomes within the next financial period that are different from assumptions could require a change to the carrying amount of power generation license.

142      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

(c)	Useful lives of property, plant and equipment

Management of the Company and its subsidiaries determines the estimated useful lives of property, plant and equipment and respective depreciation. The accounting estimate is based on the expected wears and tears incurred during power generation. Wears and tears can be significantly different following renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the depreciation and carrying amount of property, plant and equipment.

(d)	Estimated impairment of property, plant and equipment

The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever an impairment indication exists. In accordance with Note 2(j), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. For power plants assets that are subject to impairment testing, as at 31 December 2014, if tariff had decreased by 1% or 5% from management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB108 million and RMB1,186 million, respectively. If fuel price had increased by 1% or 5% from the management’s estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB8 million and RMB39 million, respectively.

(e)	Approval of construction of new power plants

The receiving of the ultimate approvals from National Development and Reform Commission (“NDRC”) on certain power plant construction projects of the Company and its subsidiaries is a critical estimate and judgment of the directors. Such estimates and judgments are based on initial approval documents received as well as their understanding of the projects. Based on historical experience, the directors believe that the Company and its subsidiaries will receive final approvals from NDRC on the related power plant projects. Deviation from the estimate and judgment could result in significant adjustment to the carrying amount of property, plant and equipment.

143      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (Cont’d)

(f)	Deferred tax assets

The Company and its subsidiaries recognized the deferred tax assets to the extent that it is probable that future taxable profit will be available against which the asset can be utilized, using tax rates that are expected to be applied in the period when the asset is recovered. The management assesses the deferred tax assets based on the expected amount and timing of future taxable profit, the enacted tax laws and applicable tax rates. It is reasonably possible, based on existing knowledge, the outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of deferred tax assets.

5	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the year are as follows:

	For the year ended 31 December
	2014	2013

Sales of power and heat	124,561,854	132,478,643
Port service	204,763	352,988
Transportation service	135,256	133,147
Others	504,982	868,097
Total	125,406,855	133,832,875

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

144      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5	REVENUE AND SEGMENT INFORMATION (Cont’d)

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

(Under PRC GAAP)
For the year ended 31 December 2014	PRC power segment	Singapore segment	All other segments	Total
Total revenue	110,650,856	14,370,406	537,452	125,558,714
Inter-segment revenue	–	–	(151,859)	(151,859)

Revenue from external customers	110,650,856	14,370,406	385,593	125,406,855

Segment results	19,345,641	138,143	(779,964)	18,703,820

Interest income	86,609	72,128	813	159,550
Interest expense	(7,035,601)	(426,019)	(172,189)	(7,633,809)
Impairment loss	(1,427,976)	3,228	(696,812)	(2,121,560)
Depreciation and amortization	(10,877,905)	(821,574)	(180,484)	(11,879,963)
Net loss on disposal of non-current assets	(427,026)	(5)	(8)	(427,039)
Share of profits less losses of associates and joint ventures	1,143,326	–	43,655	1,186,981
Income tax expense	(5,503,402)	(8,767)	1,590	(5,510,579)

For the year ended 31 December 2013
Total revenue	119,084,406	14,239,562	660,029	133,983,997
Inter-segment revenue	–	–	(151,122)	(151,122)

Revenue from external customers	119,084,406	14,239,562	508,907	133,832,875

Segment results	17,630,165	157,079	(108,246)	17,678,998

Interest income	98,737	70,445	1,541	170,723
Interest expense	(6,968,512)	(448,876)	(138,139)	(7,555,527)
Impairment loss	(570,833)	(431,985)	(453,431)	(1,456,249)
Depreciation and amortization	(10,633,399)	(686,619)	(158,583)	(11,478,601)
Net (loss)/gain on disposal of non-current assets	(899,403)	(987)	10,560	(889,830)
Share of profits less losses of associates and joint ventures	587,062	–	(127,659)	459,403
Income tax expense	(4,486,588)	(43,774)	(14,591)	(4,544,953)

145      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5	REVENUE AND SEGMENT INFORMATION (Cont’d)

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

31 December 2014
Segment assets	225,513,728	28,899,723	10,622,010	265,035,461

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	24,202,811	444,658	872,615	25,520,084
Investments in associates	11,638,862	–	2,264,565	13,903,427
Investments in joint ventures	1,121,082	–	1,009,180	2,130,262
Segment liabilities	(159,459,852)	(15,865,147)	(5,511,400)	(180,836,399)

31 December 2013
Segment assets	213,582,220	29,722,516	11,409,260	254,713,996

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	16,730,985	1,103,389	1,504,584	19,338,958
Investments in associates	10,991,166	–	2,379,531	13,370,697
Investments in joint ventures	798,000	–	978,013	1,776,013
Segment liabilities	(156,529,664)	(15,926,935)	(5,106,756)	(177,563,355)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December
	2014	2013
Revenue from external customers (PRC GAAP)	125,406,855	133,832,875
Reconciling item:
Impact of IFRS adjustment*	–	–

Operating revenue per IFRS consolidated statement of comprehensive income	125,406,855	133,832,875

146      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5	REVENUE AND SEGMENT INFORMATION (Cont’d)

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2014	2013

Segment results (PRC GAAP)	18,703,820	17,678,998
Reconciling items:
Loss related to the headquarter	(87,313)	(381,830)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	156,061	166,734
Dividend income of available-for-sale financial assets	102,225	185,399
Impact of IFRS adjustments*	174,787	(226,612)

Profit before income tax expense per consolidated IFRS statement of comprehensive income	19,049,580	17,422,689

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December
	2014	2013
Total segment assets (PRC GAAP)	265,035,461	254,713,996
Reconciling items:
Investment in Huaneng Finance	1,347,956	1,270,016
Deferred income tax assets	998,870	762,561
Prepaid income tax	19,899	5,119
Available-for-sale financial assets	4,383,377	3,161,164
Corporate assets	379,385	361,996
Impact of IFRS adjustments*	3,006,820	1,957,908
Total assets per IFRS consolidated balance sheet	275,171,768	262,232,760

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2014	2013
Total segment liabilities (PRC GAAP)	(180,836,399)	(177,563,355)
Reconciling items:
Current income tax liabilities	(750,750)	(700,082)
Deferred income tax liabilities	(1,595,025)	(1,788,922)
Corporate liabilities	(5,562,871)	(6,177,875)
Impact of IFRS adjustments*	(1,644,017)	(809,552)
Total liabilities per IFRS consolidated balance sheet	(190,389,062)	(187,039,786)

147      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5	REVENUE AND SEGMENT INFORMATION (Cont’d)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total
For the year ended 31 December 2014
Interest expense	(7,633,809)	(180,305)	–	–	(7,814,114)
Depreciation and amortization	(11,879,963)	(54,896)	–	55,579	(11,879,280)
Share of profits less losses of associates and joint ventures	1,186,981	–	156,061	(27,166)	1,315,876
Net (loss)/gain on disposal of non-current assets	(427,039)	5	–	–	(427,034)
Income tax expense	(5,510,579)	–	–	23,371	(5,487,208)

For the year ended 31 December 2013
Interest expense	(7,555,527)	(231,945)	–	–	(7,787,472)
Depreciation and amortization	(11,478,601)	(23,540)	–	(43,374)	(11,545,515)
Share of profits less losses of associates and joint ventures	459,403	–	166,734	(11,054)	615,083
Net (loss)/gain on disposal of non-current assets	(889,830)	108	–	–	(889,722)
Income tax expense	(4,544,953)	–	–	22,282	(4,522,671)

*	The GAAP adjustments above primarily represented the classification adjustments and other adjustments.

The GAAP adjustments other than classification adjustments were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

148      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

5	REVENUE AND SEGMENT INFORMATION (Cont’d)

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2014	2013
PRC	111,036,449	119,593,313
Singapore	14,370,406	14,239,562

Total	125,406,855	133,832,875

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2014	2013
PRC	207,709,257	198,621,517
Singapore	23,808,140	24,920,351

Total	231,517,397	223,541,868

The information on sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December
	2014		2013
	Amount	Proportion	Amount	Proportion
Shandong Electric Power Corporation	16,621,611	13%	16,545,732	12%
Jiangsu Electric Power Company	15,573,769	12%	16,950,098	13%

149      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

6	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2014	2013
Interest on loans and bonds wholly repayable within five years	6,707,204	6,512,297
Interest on other loans and bonds	1,664,302	1,773,639
Total interest expense	8,371,506	8,285,936
Less: amounts capitalized in property, plant and equipment	557,392	498,464
	7,814,114	7,787,472
Auditors’ remuneration	33,840	32,340
Operating leases	422,749	331,559
Fuel	64,762,908	73,807,817
Depreciation of property, plant and equipment	11,646,683	11,293,522
Amortization of other non-current assets	99,528	112,384
Impairment loss of property, plant and equipment (Note 7)	1,358,522	472,921
Impairment loss of goodwill (Note 14)	641,061	980,513
Impairment loss of investment in an associate (Note 8)	120,050	–
Recognition / (reversal) of provision for doubtful accounts	4,577	(2,610)
Reversal of provision for inventory obsolescence	(2,647)	(824)
Net loss on disposals of property, plant and equipment	427,034	897,222
Government grants	(787,988)	(253,729)

Other operating expenses consist of impairment loss of property, plant and equipment, goodwill and investment in an associate, environmental protection expenses, substituted power arrangement expenses, insurance, government grants and other miscellaneous expenses.

150      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

7	PROPERTY, PLANT AND EQUIPMENT

	The Company and its subsidiaries
	Dam	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	CIP	Total
As at 1 January 2013
Cost	606,141	2,479,629	5,297,159	251,732,881	723,816	4,327,587	18,724,052	283,891,265
Accumulated depreciation	(14,652)	(284,397)	(1,727,304)	(97,189,822)	(219,667)	(2,413,135)	–	(101,848,977)
Accumulated impairment loss	–	–	–	(4,914,159)	–	(46,697)	(67,805)	(5,028,661)
Net book value	591,489	2,195,232	3,569,855	149,628,900	504,149	1,867,755	18,656,247	177,013,627
Year ended 31 December 2013
Beginning of the year	591,489	2,195,232	3,569,855	149,628,900	504,149	1,867,755	18,656,247	177,013,627
Reclassification	11,144	670,128	135,903	(837,941)	(58,604)	79,370	–	–
Acquisition of subsidiaries	–	–	–	38	–	1,788	762,661	764,487
Additions	–	–	2,173	374,196	100,990	207,529	17,076,945	17,761,833
Transfer from CIP	56,105	528,151	471,852	13,350,005	8,251	180,716	(14,595,080)	–
Reclassification to assets held for sale (Note 19)	–	(261,484)	(10,703)	–	–	(48,881)	(42,880)	(363,948)
Disposals	(4,094)	(5,607)	(266,578)	(951,162)	(3,607)	(44,356)	(49,231)	(1,324,635)
Disposal of a subsidiary	–	–	–	(7,745)	–	(124)	–	(7,869)
Depreciation charge	(16,410)	(80,933)	(174,495)	(10,662,926)	(37,423)	(343,416)	–	(11,315,603)
Impairment charge	–	–	(11,539)	(456,021)	–	(5,361)	–	(472,921)
Currency translation differences	–	–	–	(385,072)	–	(1,868)	(252,850)	(639,790)
End of the year	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181
As at 31 December 2013
Cost	668,650	3,479,480	5,644,172	260,624,078	768,203	4,610,653	21,584,252	297,379,488
Accumulated depreciation	(30,416)	(433,993)	(1,883,488)	(105,512,124)	(254,447)	(2,647,293)	–	(110,761,761)
Accumulated impairment loss	–	–	(44,216)	(5,059,682)	–	(70,208)	(28,440)	(5,202,546)
Net book value	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181

151      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

7	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	The Company and its subsidiaries
	Dam	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	CIP	Total

Year ended 31 December 2014
Beginning of the year	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181
Reclassification	–	–	227,917	(344,746)	31,812	85,017	–	–
Acquisition of a subsidiary (Note 40)	–	–	–	–	–	156	10,594	10,750
Additions	–	–	68	331,026	85,465	134,743	20,150,978	20,702,280
Transfer from CIP	167,544	1,648,442	806,588	18,474,896	2,082	659,735	(21,759,287)	–
Disposals	–	–	(89)	(457,662)	–	(832)	–	(458,583)
Net effect of sales leaseback finance lease	–	–	–	30,829	–	–	–	30,829
Depreciation charge	(17,630)	(115,444)	(182,472)	(10,946,184)	(44,624)	(364,520)	–	(11,670,874)
Impairment charge	(80,910)	(568,637)	(18,338)	(336,328)	–	(3,442)	(350,867)	(1,358,522)
Currency translation differences	–	–	–	(305,025)	–	(551)	13,572	(292,004)

End of the year	707,238	4,009,848	4,550,142	156,499,078	588,491	2,403,458	19,620,802	188,379,057

As at 31 December 2014
Cost	836,194	5,127,923	6,711,769	276,801,979	893,417	5,480,587	20,000,109	315,851,978
Accumulated depreciation	(48,046)	(549,438)	(2,099,073)	(115,023,072)	(304,926)	(3,003,834)	–	(121,028,389)
Accumulated impairment loss	(80,910)	(568,637)	(62,554)	(5,279,829)	–	(73,295)	(379,307)	(6,444,532)

Net book value	707,238	4,009,848	4,550,142	156,499,078	588,491	2,403,458	19,620,802	188,379,057

152      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

7	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

	The Company
	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	CIP	Total
As at 1 January 2013
Cost	–	2,262,527	111,965,559	78,701	2,214,959	3,185,000	119,706,746
Accumulated depreciation	–	(834,560)	(52,315,014)	(50,721)	(1,503,804)	–	(54,704,099)
Accumulated impairment loss	–	–	(187,195)	–	–	–	(187,195)
Net book value	–	1,427,967	59,463,350	27,980	711,155	3,185,000	64,815,452

Year ended 31 December 2013
Beginning of the year	–	1,427,967	59,463,350	27,980	711,155	3,185,000	64,815,452
Reclassification	658,439	146,910	(877,753)	–	72,404	–	–
Additions	–	1,219	16,079	–	83,380	5,432,988	5,533,666
Transfer from CIP	–	315,922	2,953,155	–	52,026	(3,321,103)	–
Disposals	–	(3,710)	(237,550)	(3,607)	(7,716)	–	(252,583)
Depreciation charge	–	(70,036)	(4,039,978)	(2,788)	(143,658)	–	(4,256,460)
Impairment charge	–	(2,320)	(34,443)	–	(1,188)	–	(37,951)
End of the year	658,439	1,815,952	57,242,860	21,585	766,403	5,296,885	65,802,124

As at 31 December 2013
Cost	802,039	2,718,116	113,082,741	56,403	2,306,398	5,296,885	124,262,582
Accumulated depreciation	(143,600)	(871,924)	(55,652,476)	(34,818)	(1,532,494)	–	(58,235,312)
Accumulated impairment loss	–	(30,240)	(187,405)	–	(7,501)	–	(225,146)
Net book value	658,439	1,815,952	57,242,860	21,585	766,403	5,296,885	65,802,124

Year ended 31 December 2014
Beginning of the year	658,439	1,815,952	57,242,860	21,585	766,403	5,296,885	65,802,124
Reclassification	–	22,109	(23,862)	(109)	1,862	–	–
Additions	–	–	22,788	85,465	57,958	4,549,121	4,715,332
Transfer from CIP	–	517,007	6,789,063	–	125,451	(7,431,521)	–
Disposals	–	(70)	(5,653,645)	–	(14,194)	–	(5,667,909)
Depreciation charge	(27,189)	(82,611)	(3,994,807)	(2,693)	(163,930)	–	(4,271,230)
Impairment charge	–	–	(44,992)	–	–	–	(44,992)
End of the year	631,250	2,272,387	54,337,405	104,248	773,550	2,414,485	60,533,325

As at 31 December 2014
Cost	802,039	3,264,324	112,850,686	141,333	2,436,258	2,414,485	121,909,125
Accumulated depreciation	(170,789)	(961,697)	(58,280,884)	(37,085)	(1,655,207)	–	(61,105,662)
Accumulated impairment loss	–	(30,240)	(232,397)	–	(7,501)	–	(270,138)
Net book value	631,250	2,272,387	54,337,405	104,248	773,550	2,414,485	60,533,325

153      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

7	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

Interest capitalization

Interest expense of approximately RMB557 million (2013: RMB498 million) arising on borrowings for the construction of property, plant and equipment was capitalized during the year and was included in ‘Additions’ in property, plant and equipment. The weighted average capitalization rate was approximately 5.98% (2013: 5.74%) per annum.

Impairment

In 2014, impairment losses for certain property, plant and equipment of approximately RMB1,359 million have been recognized. Factors leading to the impairment primarily included continuous losses and external environment deterioration in respect of port industry, continuous low level of water inflow to the main dam of a hydropower plant and shut-down of a coal-fired power plant. Discount rates of 9.54%, 7.24% and 8.68% were adopted in the value in use model in the determination of the recoverable amounts for the port plant, hydropower plant and coal-fired power plant respectively.

In 2013, impairment losses for certain property, plant and equipment of approximately RMB473 million have been recognized. Factors leading to the impairment primarily included shut-down of power plants and the continuous deterioration in utilization of certain non-power assets in a foreign subsidiary. Discount rates of 8.80% and 12.84% were adopted in the value in use model in the determination of the recoverable amounts for the coal-fired power plants and for the CGU of the foreign subsidiary respectively.

Property, plant and equipment held under finance leases

As at 31 December 2014, certain property, plant and equipment with original cost of RMB 1,657 million (2013: RMB130 million) were held under finance leases, which mainly included power generation assets, ships and pipeline assets.

Security

As at 31 December 2014, certain property, plant and equipment were secured to a bank as collateral against a long-term loan (Note 23) and a short-term loan (Note 29).

154      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	The Company and its subsidiaries		The Company
	2014	2013	2014	2013

Beginning of the year	16,678,694	14,596,771	13,854,170	11,915,374
Additional capital injections in associates	266,877	430,480	266,877	430,480
Additional capital injection in a joint venture	–	158,000	–	–
Acquisition of an associate	–	1,508,316	–	1,508,316
Share of net profit less loss	1,315,876	615,083	–	–
Share of other comprehensive income / (loss)	87,579	(35,481)	–	–
Dividends	(602,066)	(541,960)	–	–
Impairment charge	(120,050)	–	(240,590)	–
Others	–	(52,515)	–	–

End of the year	17,626,910	16,678,694	13,880,457	13,854,170

As at 31 December 2014, investments in associates and joint ventures of the Company and its subsidiaries are unlisted except for Shenzhen Energy Corporation Limited (“SECL”) which is listed on the Shenzhen Stock Exchange. The following list contains only the particulars of material associates and joint ventures:

155      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont’d)

				Percentage of equity interest held
Name	Country of incorporation	Registered capital	Business nature and scope of operation	Direct	Indirect1
Associates:

SECL*	PRC	RMB2,642,994,398	Energy and investment in related industries	25.02%	–

Hebei Hanfeng Power Generation Limited Liability Company (“Hanfeng Power”)	PRC	RMB1,975,000,000	Power generation	40%	–

Huaneng Finance	PRC	RMB5,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	–

Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”)	PRC	RMB1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	–

China Huaneng Group Fuel Co., Ltd.(“Huaneng Group Fuel Company”) **	PRC	RMB3,000,000,000	Wholesale of coal, import and export of coal	50%	–

Joint ventures:					–
Shanghai Time Shipping Co., Ltd. (“Shanghai Time Shipping”)	PRC	RMB1,200,000,000	International and domestic sea transportation	50%	–

Jiangsu Nantong Power Generation Co., Ltd. (“Nantong Power”)	PRC	RMB1,596,000,000	Operation and Management of power generation plants and transportation related projects	–	35%

1	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.
*	As at 31 December 2014, the fair value of the Company’s shares in SECL was RMB7,379 million (2013: RMB3,636 million).
**	In accordance with the articles of the association of the investee, the Company could excise significant influence on the investee and therefore accounts for the investment under the equity method.

156      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont’d)

In 2014, due to continuous loss as a result of deterioration of coal industry, impairment loss of RMB120 million was provided for the investment in an associate engaged in coal production and sales.

All the above associates and joint ventures are accounted for under the equity method in the consolidated financial statements.

Summarized financial information of the material associates, adjusted for any differences in accounting policies and acquisition adjustments, and reconciliation to the carrying amounts in the consolidated financial statements, are disclosed below:

	Sichuan Hydropower		SECL		Huaneng Finance		Hanfeng Power		Huaneng Group Fuel Company
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Gross amounts of the associates’
Current assets	1,004,545	714,010	10,877,590	8,505,710	17,210,954	13,422,872	442,559	696,030	5,315,592	5,433,923
Non-current assets	14,680,349	14,186,032	27,206,670	23,876,390	12,411,987	13,121,228	3,136,295	3,337,694	4,652,860	4,279,796
Current liabilities	(2,752,050)	(2,577,081)	(13,805,720)	(11,418,660)	(22,761,053)	(20,179,865)	(1,358,923)	(1,602,031)	(2,988,992)	(3,067,039)
Non-current liabilities	(8,228,061)	(7,701,162)	(4,152,700)	(2,319,590)	(122,110)	(14,155)	(10,911)	(218,129)	(3,627,542)	(3,452,941)
Equity	4,704,783	4,621,799	20,125,840	18,643,850	6,739,778	6,350,080	2,209,020	2,213,564	3,351,918	3,193,739
-Equity attributable to shareholders	3,617,367	3,568,759	17,563,160	16,203,300	6,739,778	6,350,080	2,209,020	2,213,564	3,215,675	3,065,683
-Non-controlling interests	1,087,416	1,053,040	2,562,680	2,440,550	–	–	–	–	136,243	128,056

Revenue	2,544,980	2,379,451	12,691,060	12,398,660	1,314,173	1,282,665	2,508,099	2,750,621	17,386,709	10,036,310
Profit from continuing operations attributable to shareholders	367,955	338,500	1,985,921	1,200,888	780,304	833,668	267,851	221,571	154,577	78,128
Other comprehensive (loss)/income attributable to shareholders	(588)	(441)	49,170	11,070	379,393	(190,172)	–	–	(622)	–
Total comprehensive income attributable to shareholders	367,367	338,059	2,035,091	1,211,958	1,159,697	643,496	267,851	221,571	153,955	78,128
Dividend received from the associate	172,894	265,026	165,290	66,116	154,000	110,000	–	–	–	–

Reconciled to the interests in the associates
Gross amounts of net assets of the associate	3,617,367	3,568,759	17,563,160	16,203,300	6,739,778	6,350,080	2,209,020	2,213,564	3,215,675	3,065,683
The Company’s effective interest	49%	49%	25.02%	25.02%	20%	20%	40%	40%	50%	50%
The Company’s share of net assets of the associate	1,772,510	1,748,692	4,393,424	4,053,255	1,347,956	1,270,016	883,608	885,426	1,607,838	1,532,842
Impact of adjustments	224,288	240,990	1,165,428	1,161,809	–	–	347,108	347,108	16,521	14,539
Carrying amount in the consolidated financial statements	1,996,798	1,989,682	5,558,852	5,215,064	1,347,956	1,270,016	1,230,716	1,232,534	1,624,359	1,547,381

157      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont’d)

Aggregate information of associates that are not individually material:

	2014	2013
Aggregate carrying amount of individually immaterial associates in the consolidated financial statements	3,737,967	3,648,004

Aggregate amounts of the Company and its subsidiaries’ share of those associates Loss from continuing operations	(55,939)	(66,986)
Total comprehensive loss	(55,939)	(66,986)

As at 31 December 2014, the Company’s share of losses of an associate exceeded its interest in the associate and the unrecognized further losses amounted to RMB35million (2013: nil).

Summarized financial information of material joint ventures adjusted for any differences in accounting policies and acquisition adjustment, and reconciliation to the carrying amount in the consolidated financial statements, are disclosed below:

158      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont’d)

	Shanghai Time Shipping		Nantong Power
	2014	2013	2014	2013
Gross amounts of joint ventures’
Current assets	764,956	1,155,333	639,132	282,990
Non-current assets	6,010,052	6,307,235	6,706,755	6,346,736
Current liabilities	(2,853,997)	(3,260,857)	(1,688,700)	(1,695,196)
Non-current liabilities	(1,939,297)	(2,282,333)	(3,415,025)	(3,338,530)
Equity	1,981,714	1,919,378	2,242,162	1,596,000

Included in the above assets and liabilities:
Cash and cash equivalents	236,737	210,326	72,549	5,941
Current financial liabilities (excluding trade and other payables and provisions)	(2,545,093)	(2,924,308)	(1,044,610)	(1,223,569)
Non-current financial liabilities (excluding trade and other payables and provisions)	(1,939,297)	(2,282,333)	(3,415,025)	(3,338,530)

Revenue	4,270,631	3,638,341	3,429,254	–
Profit / (loss) from continuing operations	62,335	(157,249)	646,163	–
Total comprehensive income / (loss)	62,335	(157,249)	646,163	–

Included in the above profit:
Depreciation and amortization	338,690	305,863	342,520	–
Interest income	1,844	1,487	3,325	–
Interest expense	210,461	219,974	260,486	–
Income tax expense	7,797	318	262,335	–

Reconciled to the interest in the joint venture:
Gross amounts of net assets	1,981,714	1,919,378	2,242,162	1,596,000
The Company’s effective interest	50%	50%	50%	50%
The Company’s share of net assets	990,857	959,689	1,121,081	798,000
Impact of adjustments	18,324	18,324	–	–

Carrying amount in the consolidated financial statements	1,009,181	978,013	1,121,081	798,000

159      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES

(a)	Investments in subsidiaries

As at 31 December 2014, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, are as follows:

(i)	Subsidiaries acquired from business combinations under common control

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd.	PRC	Limited liability company	RMB 632,840,000	Power generation	75%	–

Huaneng Qinbei Power Co., Ltd. (“Qinbei Power Company”)	PRC	Limited liability company	RMB 1,540,000,000	Power generation	60%	–

Huaneng Yushe Power Generation Co., Ltd.	PRC	Limited liability company	RMB 615,760,000	Power generation	60%	–

Huaneng Hunan Yueyang Power Generation Limited Liability Company (“Yueyang Power Company”)	PRC	Limited liability company	RMB 1,935,000,000	Power generation	55%	–

Huaneng Chongqing Luohuang Power Generation Limited Liability Company (“Luohuang Power Company”)	PRC	Limited liability company	RMB 1,658,310,000	Power generation	60%	–

Huaneng Pingliang Power Generation Co., Ltd.	PRC	Limited liability company	RMB 924,050,000	Power generation	65%	–

Huaneng Nanjing Jinling Power Co., Ltd. (“Jinling Power Company”)	PRC	Limited liability company	RMB 1,513,136,000	Power generation	60%	–

160      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

(i)	Subsidiaries acquired from business combinations under common control (Cont’d)

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Qidong Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 269,600,000	Development of wind power project, production and sales of electricity	65%	–

Tianjin Huaneng Yangliuqing Co- generation Limited Liability Company (“Yangliuqing Cogeneration”)	PRC	Limited liability company	RMB 1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	–

Huaneng Beijing Co-generation Limited Liability Company (i) (“Beijing Cogeneration”)	PRC	Limited liability company	RMB 1,600,000,000	Construction and operation of power plants and related construction projects	41%	–

1	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

161      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Weihai Power Limited Liability Company (“Weihai Power Company”)	PRC	Limited liability company	RMB 1,781,838,288	Power generation	60%	–

Huaneng Taicang Power Co., Ltd.	PRC	Limited liability company	RMB 804,146,700	Power generation	75%	–

Huaneng Huaiyin Power Limited Company	PRC	Limited liability company	RMB 265,000,000	Power generation	100%	–

Huaneng Huaiyin II Power Limited Company	PRC	Limited liability company	RMB 930,870,000	Power generation	63.64%	–

Huaneng Xindian Power Co., Ltd.	PRC	Limited liability company	RMB 465,600,000	Power generation	95%	–

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	Limited liability company	RMB 699,700,000	Power generation	70%	–

Huaneng International Power Fuel Limited Liability Company	PRC	Limited liability company	RMB 200,000,000	Wholesale of coal	100%	–

Huaneng Shanghai Shidongkou Power Generation Limited(ii) (“Shidongkou Power Company”)	PRC	Limited liability company	RMB 990,000,000	Power generation	50%	–

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB 5,000,000	Wind power development and utilization	100%	–

Huaneng Nantong Power Generation Limited Liability Company	PRC	Limited liability company	RMB 798,000,000	Power generation	70%	–

162      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Yingkou Port Limited Liability(iii) Company (“Yingkou Port”)	PRC	Limited liability company	RMB 720,235,000	Loading and conveying service	50%	–

Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	Limited liability company	RMB 328,000,000	Construction, operation and management of hydropower and related projects	100%	–

Huaneng Yingkou Power Generation Limited Liability Company	PRC	Limited liability company	RMB 844,030,000	Production and sales of electricity and heat sale of coal ash and lime	100%	–

Huaneng Zuoquan Coal–fired Power Generation Limited Liability Company	PRC	Limited liability company	RMB 960,000,000	Construction, operation and management of power plants and related projects	80%	–

Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB 370,000,000	Construction, operation and management of wind power generation and related projects	100%	–

Huaneng Jiuquan Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 1,360,170,000	Construction, operation and management of wind power generation and related projects	100%	–

Huaneng Jiuquan II Wind Power Generation Co., Ltd.	PRC	Limited Liability company	RMB 10,000,000	Construction, operation and management of wind power generation and related projects	100%	–

163      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Yumen Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 349,580,000	Construction, operation and management of wind power generation and related projects	100%	–

Huaneng Wafangdian Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	–

Huaneng Changtu Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 50,000,000	Construction, operation and management of wind power generation and related projects	100%	–

Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 90,380,000	Construction and management of wind power generation projects	90%	–

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	Limited liability company	RMB 93,000,000	Loading warehousing and conveying services, providing facilities services	100%	–

Huaneng Taicang Port Limited Liability Company	PRC	Limited liability company	RMB 428,000,000	Port development and construction, coal mixture, machinery leasing and repair	85%	–

Kaifeng Xinli Power Generation Co., Ltd.	PRC	Limited liability company	RMB 146,920,000	Power generation	–	60%

164      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Zhanhua Cogeneration Limited Liability Company	PRC	Limited liability company	RMB 190,000,000	Production and sales of electricity and steam	100%	–

Shandong Hualu Sea Transportation Limited Company (“Hualu Sea Transportation”)	PRC	Limited liability company	RMB 100,000,000	Cargo transportation along domestic coastal areas	53%	–

Huaneng Qingdao Port Limited Company (“Qingdao Port”)	PRC	Limited liability company	RMB 219,845,000	Loading and conveying warehousing (excluding dangerous goods), conveying, supply of water carriage materials	51%	–

Huaneng Qingdao Co–generation Limited Liability Company	PRC	Limited liability company	RMB 214,879,000	Construction, operation and management of cogeneration power plants and related projects, production and sales of electricity and heat	100%	–

Huaneng Yunnan Diandong Energy Limited Company (“Diandong Energy”)	PRC	Limited liability company	RMB 3,543,140,000	Power generation and coal exploitation	100%	–

Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang”)	PRC	Limited liability company	RMB 1,626,740,000	Power generation and coal exploitation	100%	–

Huaneng (Fujian) Harbour Limited Company (“Luoyuanwan Harbour”)	PRC	Limited liability company	RMB 652,200,000	Port management, cargo loading, water transport material supply	51%	–

165      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Suzihe Hydropower Development Limited Company	PRC	Limited liability company	RMB 50,000,000	Hydropower, aquaculture, agriculture irrigation	100%	–

Fujian Yingda Property Development Limited Company	PRC	Limited liability company	RMB 50,000,000	Real estate development, leasing, real estate agency services, warehousing, loading and conveying	–	51%

Fujian Xinhuanyuan Industrial Limited Company	PRC	Limited liability company	RMB 93,200,000	Mineral water production and sale	–	51%

Enshi City Mawei Valley Hydropower Development Co., Ltd. (“Enshi Hydropower”)	PRC	Limited liability company	RMB 101,080,000	Hydro–resource development, hydropower, aquaculture	100%	–

Huaneng Tongxiang Combined Cycle Cogeneration Co., Ltd.	PRC	Limited liability company	RMB 300,000,000	Investment in related industries	95%	–

Huaneng Nanjing Combined Cycle Cogeneration Co., Ltd.	PRC	Limited liability company	RMB 582,000,000	Power generation	60%	–

Huaneng Jinling Combined Cycle Cogeneration Co., Ltd. (“Jinling CCGT”) (iv)	PRC	Limited liability company	RMB 356,350,000	Power generation	51%	–

Huaneng Fuyuan Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 10,000,000	Wind Power Project investment and management	100%	–

Huaneng Panxian Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 10,000,000	Construction and management of wind power plants and related projects	100%	–

166      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Luoyang Cogeneration Limited Liability Company	PRC	Limited liability company	RMB 600,000,000	Production and sales of electricity and heat to the electricity and heat networks sales of ancillary products of electricity and heat generation	80%	–

Huaneng Jiangxi Clean Energy Limited Liability Company	PRC	Limited liability company	RMB 5,000,000	Development, management and construction of clean energy project	100%	–

Huaneng Hunan Subaoding Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 6,000,000	Construction and operation of wind power plants and related projects	100%	–

Huaneng Suixian Jieshan Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB 2,000,000	Construction and operation of wind power plants and related projects	100%	–

Huaneng Taiyuan Dongshan Combined Cycle Co–generation Co., Ltd.	PRC	Limited liability company	RMB 10,000,000	Construction and operation of power plants; thermal heating services	100%	–

Huaneng Suzhou Combined Cycle Co–generation Co., Ltd.	PRC	Limited liability company	RMB 60,000,000	Construction and management of natural gas power plant and related projects;	100%	–

167      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Shantou Haimen Power Limited Liability Company	PRC	Limited liability company	RMB 1,508,000,000	construction, operation and management of power plants and related projects	80%	–

Huaneng Chongqing Liangjiang Power Generation Limited Liability Company	PRC	Limited liability company	RMB 360,000,000	construction, operation and management of natural gas power plants and related projects	100%	–

Jiangsu Huayi Energy Co., Ltd.	PRC	Limited liability company	RMB 5,000,000	Development of new energy distribution of coal and coal products	100%	–

Huaneng Xuzhou Tongshan Wind Power Co., Ltd.	PRC	Limited liability company	RMB 169,000,000	Wind power generation	70%	–

Huaneng Eastern Yunnan Energy Mine Construction Co., Ltd.	PRC	Limited liability company	RMB 10,000,000	Constructing and operating of mine and related construction projects	–	100%

Huaneng Zhumadian Wind Power Generation Co., Ltd. (Zhumadian Wind Power)*	PRC	Limited liability company	RMB 30,000,000	Wind power generation	90%	–

Huaneng Nanjing Co–generation Limited Liability Company**	PRC	Limited liability company	RMB 300,000,000	Construction and operation of power plants and related projects	70%	–

Huaneng Hunan Guidong Wind Power Generation Co., Ltd. **	PRC	Limited liability company	RMB 2,000,000	Construction and operation of wind power plants and related projects	100%	–

168      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Nanjing Luhe Wind Power Generation Co., Ltd.**	PRC	Limited liability company	RMB 5,000,000	Research and development of wind power technology, Construction and operation of wind power plants	100%	–

Huaneng Luoyuan Power Limited Liability Company**	PRC	Limited liability company	RMB 1,000,000,000	Construction and operation of power plants and related projects	100%	–

Huaneng Lingang(Tianjin) Gas Co–generation Co., Ltd. **	PRC	Limited liability company	RMB 180,000,000	Power generation, installation and maintenance of power equipment	100%	–

Huaneng Anhui Huaining Wind Power Generation Co., Ltd. **	PRC	Limited liability company	RMB 6,000,000	Construction and operation of wind power plants and related projects	100%	–

Huaneng Mianchi Co-generation Limited Liability Company**	PRC	Limited liability company	RMB 570,000,000	Construction and operation of coal–fired plants and related projects	60%	–

Huaneng Yingkou Xianrendao Co-generation Co., Ltd. **	PRC	Limited liability company	RMB 277,690,000	Construction and operation of wind power plants and related projects	100%	–

Huaneng Nanjing Xingang Heating Co., Ltd. **	PRC	Limited liability company	RMB 10,000,000	Construction and operation of heat supply network and related projects	65%	–

169      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Changxing Guangfu Power Limited Liability Company**	PRC	Limited liability company	RMB 16,000,000	Construction and operation of distributed photovoltaic power generation and related projects	100%	–

Huaneng Rudong Baxianjiao Offshore Wind Power Generation Co., Ltd. **	PRC	Limited liability company	RMB 610,000,000	Infrastructure construction of wind power plants	70%	–

Huaneng Shanxi City of Science & Technology Project Management Co., Ltd **	PRC	Limited liability company	RMB 10,000,000	Construction and operation of supporting power project	100%	–

Huaneng Guilin Gas distributed energy Co., Ltd. **	PRC	Limited liability company	RMB 267,450,000	Construction and operation of power plants and related projects	80%	–

Huaneng Zhongxiang Wind Power Generation Co., Ltd **.	PRC	Limited liability company	RMB 10,000,000	Construction and operation of wind power plants and related projects	100%	–

Huaneng (Dalian) Co-generation Co., Ltd **	PRC	Limited liability company	RMB 12,500,000	Construction and operation of cogeneration power plants and related projects	100%	–

Huaneng Guanyun Co-generation Co., Ltd. **	PRC	Limited liability company	RMB 15,000,000	Construction and operation of cogeneration power plants and related projects	100%	–

170      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

Huaneng Power International Hongkong Limited Company	Hong Kong	Limited liability company	100,000 shares	Construction and operation of Power supply, coal project and related investment and financing businesses	100%	–

SinoSing Power	Singapore	Limited liability company	US$ 1,476,420,585	Investment holding	100%	–

Tuas Power	Singapore	Limited liability company	S$ 1,433,550,000	Electricity and gas supply and investment holding	–	100%

Tuas Power Supply Pte Ltd.	Singapore	Limited liability company	S$ 500,000	Power sales	–	100%

TPG	Singapore	Limited liability company	S$ 1,183,000,001	Power generation and related by products, derivatives; developing power supply resources, operating electricity and power sales	–	100%

TP Asset Management Pte Ltd.	Singapore	Limited liability company	S$ 2	Render of environment engineering services	–	100%

TPGS Green Energy Pte Ltd.	Singapore	Limited liability company	S$ 1,000,000	Provision of utility services	–	75%

New Earth Pte Ltd.	Singapore	Limited liability company	S$ 10,111,841	Consultancy in waste recycling	–	100%

171      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

					Percentage of equity interest held
Name of subsidiary	Country of incorporation	Type of legal entity	Registered capital	Business nature and scope of operations	Direct	Indirect1

New Earth Singapore Pte Ltd.	Singapore	Limited liability company	S$ 17,816,050	Industrial waste management and recycling	–	100%

TP Utilities Pte Ltd.	Singapore	Limited liability company	S$ 160,000,001	Provision of utility services	–	100%

Chongqing Huaqing Energy Co., Ltd.	PRC	Limited liability company	RMB 44,420,000	Thermal energy, cold energy installation of instrumentation, promotion service for energy saving technology	–	60%

1	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

*	In 2014, the Company acquired 90% equity interests of Zhumadian Wind Power. See Note 40 for more details of the acquisition.

**	These companies were newly established in 2014.

172      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(a)	Investments in subsidiaries (Cont’d)

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

Note:

(i)
Pursuant to an agreement entered into between the Company and another shareholder, the Company is entrusted to vote the 25% voting rights held by the other shareholder as long as the Company remains as the largest shareholder of Beijing Cogeneration. Thus, the Company has majority voting rights required by the article of association to control the operation and financial policies of Beijing Cogeneration. Accordingly, the Company has control over Beijing Cogeneration.

(ii)
According to its article of association, the other shareholder who holds the remaining equity interests of Shidongkou Power Company entrusts the Company to exercise all its voting rights in relation to the operation and financial policies of Shidongkou Power Company. Accordingly, the Company has control over Shidongkou Power Company.

(iii)
Pursuant to the shareholders’ agreement, the other shareholder who holds the remaining shares of Yingkou Port entrusts the Company to exercise all its voting rights at shareholders’ meetings in relation to the operation and financial policies. Accordingly, the Company has control over Yingkou Port.

(iv)
According to the voting in concert agreement entered into between the Company and one of the non-controlling shareholders with 21% equity interests in Jinling CCGT, the shareholder agreed to vote the same in respect of significant financial and operating decisions made by the Company. As a result, the Company has control over Jinling CCGT.

(v)
According to the equity transfer agreement entered into with a third party, the Company transferred its 49% equity interests in Luoyuanwan Harbour. Upon the completion of the transaction, the Company’s percentage of equity interest held and voting rights on Luoyuanwan Harbour changed from 100% to 51% and the Company retains control over Luoyuanwan Harbour. Please refer to note 19 for more details.

For the information of material non-controlling interest (“NCI”), please refer to Note 41.

In 2014, due to the continuous losses in a number of subsidiaries, impairment loss of RMB2.70 billion was recorded for the investment in the subsidiaries at company level. (2013: RMB3.23 billion).

173      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES (Cont’d)

(b)	Loans to subsidiaries

As at 31 December 2014, the unsecured current portion of loans to subsidiaries amounted to approximately RMB24.09 billion (2013: RMB26.95 billion) with annual interest rates ranging from 5.32% to 6.60% (2013: from 5.58% to 6.00%). The unsecured non-current portion loans to subsidiaries amounted to approximately RMB3.48 billion (2013: RMB1.79 billion) with annual interest rates ranging from 5.20% to 6.52% (2013: 3.72% to 5.54%). Since all interest rates were similar to the interest rates offered by the market, the carrying value of the loans to subsidiaries approximated their fair value.

10	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Available-for-sale financial assets include the following:

	The Company and its subsidiaries		The Company
	2014	2013	2014	2013
Listed security (Fair value measurement) 257.56 million shares (representing 1.56% shareholding) of Yangtze Power	2,748,162	1,627,777	2,748,162	1,627,777
Unlisted securities (Cost measurement) 10% of Shanxi Xishan Jinxing Energy Co., Ltd.	531,274	431,274	531,274	431,274
9.09% of Ganlong Double-track Railway Co., Ltd.	1,000,000	1,000,000	1,000,000	1,000,000
Others	53,941	52,113	41,828	40,000
	1,585,215	1,483,387	1,573,102	1,471,274
Total	4,333,377	3,111,164	4,321,264	3,099,051

There were no impairment provisions provided on available-for-sale financial assets in 2014 and 2013.

174      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

11	LAND USE RIGHTS

Details of land use rights are as follows:

	The Company and its subsidiaries		The Company
	2014	2013	2014	2013
Outside Hong Kong, held on:
Leases of between 10 to 50 years	4,913,119	4,449,886	1,403,706	1,442,523
Leases of over 50 years	40,725	41,399	16,445	16,722
Total	4,953,844	4,491,285	1,420,151	1,459,245

All the lands located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries. The Company and its subsidiaries will renew the leases according to the operation requirements of the Company and its subsidiaries and the related regulations of respective countries.

12	POWER GENERATION LICENSE

The movements in the carrying amount of power generation license during the years are as follows:

	2014	2013
Beginning of the year	3,837,169	4,084,506
Movement:
Opening net book value	3,837,169	4,084,506
Currency translation differences	(116,210)	(247,337)
Closing net book value	3,720,959	3,837,169
End of the year	3,720,959	3,837,169

The Company and its subsidiaries acquired the power generation license in connection with the acquisition of Tuas Power. The power generation license was initially recognized at fair value at the acquisition date. Tuas Power operates power plants in Singapore pursuant to the license granted by the Energy Market Authority for a period of 30 years from 2003 until 2032. The license was extended to 2044 during 2011 with minimal costs and is subject to further renewal. The Company and its subsidiaries expect that the applicable rules and regulations surrounding the renewal can be complied with based on the current market framework. The Company and its subsidiaries assessed the useful life of the power generation license at 31 December 2014 as indefinite and therefore the license is not amortized.

175      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

12	POWER GENERATION LICENSE (Cont’d)

Impairment test of power generation license

Power generation license belongs to and has been assigned to Tuas Power, a CGU. The recoverable amount of the CGU is determined based on value-in-use calculation. Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value.

Key assumptions used for value-in-use calculation:

Management has assessed that, amongst all assumptions used in the value-in-use calculations, the most sensitive key assumption is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 7.29% (2013:
7.05%). An absolute increase in the discount rate of 0.5% (2013: 0.5%) would result in approximately
RMB1,540 million (2013: RMB1,599 million) decrease in the recoverable amount of the CGU.

Other key assumptions include projection of its business performance based on estimation of future electricity tariffs, volume of electricity sold, fuel prices and other operating expenses, which are largely with reference to advices from the financial advisor engaged and an external study conducted by industry specialist to project the market demand and supply situation, as well as forward trend of electricity prices. On average, the growth and inflation rates of 3.0% and 3.5% (2013: 2.2% and 2.8%) were used in consideration of future expansion plans and new development projects as part of the long-term strategy.

Based on the assessments, no impairment was provided for the power generation license.

176      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

13	DERIVATIVE FINANCIAL INSTRUMENTS

Details of derivative financial instruments are as follows:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013
Derivative financial assets
– Hedging instruments for cash flow hedge (fuel swap contracts)	265	47,210	–	–
– Hedging instruments for cash flow hedge (exchange forward contracts)	116,712	34,979	–	–
– Financial instruments at fair value through profit or loss (fuel swap contracts)	184,756	23,783	–	–
Total	301,733	105,972	–	–

Less: non-current portion
– Hedging instruments for cash flow hedge (fuel swap contracts)	133	8,826	–	–
– Hedging instruments for cash flow hedge (exchange forward contracts)	40,465	4,785	–	–
– Financial instruments at fair value through profit or loss (fuel swap contracts)	–	634	–	–
Total non-current portion	40,598	14,245	–	–

Current portion	261,135	91,727	–	–

Derivative financial liabilities
– Hedging instruments for cash flow hedge (fuel swap contracts)	1,009,369	15,259	–	–
– Hedging instruments for cash flow hedge (exchange forward contracts)	11	1,382	–	–
– Hedging instruments for cash flow hedge (interest rate swap contract)	322,871	380,541	99,164	116,568
– Financial instruments at fair value through profit or loss (fuel swap contracts)	149,989	29,814	–	–
Total	1,482,240	426,996	99,164	116,568

Less: non-current portion
– Hedging instruments for cash flow hedge (fuel swap contracts)	326,634	2,093	–	–
– Hedging instruments for cash flow hedge (exchange forward contracts)	8	210	–	–
– Hedging instruments for cash flow hedge (interest rate swap contract)	322,871	380,541	99,164	116,568
– Financial instruments at fair value through profit or loss (fuel swap contracts)	–	561	–	–
Total non-current portion	649,513	383,405	99,164	116,568

Current portion	832,727	43,591	–	–

177      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

13	DERIVATIVE FINANCIAL INSTRUMENTS (Cont’d)

For the years ended 31 December 2013 and 2014, no material ineffective portion was recognized in the profit or loss arising from cash flow hedges.

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable rate loans. The notional principal amount of the outstanding interest rate swap contract at 31 December 2014 was US$278 million (RMB equivalents of RMB1,701.08 million) (2013: US$304 million (RMB equivalents of RMB1,853.46 million)). Through this arrangement, the Company pays an annual fixed interest of 4.4% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap. Such a swap is settled on a quarterly basis from September 2009 to September 2019.

TPG uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

TPG also uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020. The notional principal amount of these outstanding interest rate swap contracts at 31 December 2014 was S$1,440.9 million (RMB equivalents of RMB6,685.2 million) (2013: S$1,482 million (RMB equivalents of RMB7,090.63 million)). Through these arrangements, TPG swaps original floating interest (6-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled semi-annually from September 2011 to March 2020. As at 31 December 2014, these interest rate swap contracts are carried on the balance sheet as financial liability of RMB223.71 million (2013: financial liability of RMB263.97 million).

178      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

13	DERIVATIVE FINANCIAL INSTRUMENTS (Cont’d)

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments are as follows:

	Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1and 5 years	After 5 years
As at 31 December 2014 Derivative financial assets
Fuel derivatives used for hedging (net settlement)	265	265	133	132	–
Forward exchange contracts used for hedging
– inflows		2,827,425	1,969,596	857,829	–
– outflows		(2,714,818)	(1,895,789)	(819,029)	–
	116,712	112,607	73,807	38,800	–
Fuel derivatives that do not qualify as hedges (net settlement)	184,756	184,756	184,756	–	–
Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	1,009,369	(1,009,369)	(682,735)	(326,634)	–
Forward exchange contracts used for hedging
– inflows		552,840	538,402	14,438	–
– outflows		(553,505)	(539,020)	(14,485)	–
	11	(665)	(618)	(47)	–
Net-settled interest rate swaps used for hedging
– net cash inflows/(outflows)	322,871	(508,178)	(175,843)	(320,678)	(11,657)
Fuel derivatives that do not qualify as hedges (net settlement)	149,989	(149,989)	(149,989)	–	–

179      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

13	DERIVATIVE FINANCIAL INSTRUMENTS (Cont’d)

	Cash flows
	Carrying amounts	Contractual cash flows	Within 1 year	Between 1and 5 years	After 5 years
As at 31 December 2013
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	47,210	47,210	38,384	8,826	–
Forward exchange contracts used for hedging
– inflows		2,401,875	1,967,829	434,046	–
– outflows		(2,366,753)	(1,937,889)	(428,864)	–
	34,979	35,122	29,940	5,182	–
Fuel derivatives that do not qualify as hedges (net settlement)	23,783	23,783	23,149	634	–
Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	15,259	(15,259)	(13,166)	(2,093)	–
Forward exchange contracts used for hedging
– inflows		1,155,192	1,107,633	47,559	–
– outflows		(1,156,600)	(1,108,862)	(47,738)	–
	1,382	(1,408)	(1,229)	(179)	–
Net-settled interest rate swaps used for hedging
– net cash inflows/(outflows)	380,541	(734,300)	(208,667)	(487,961)	(37,672)
Fuel derivatives that do not qualify as hedges (net settlement)	29,814	(29,814)	(29,253)	(561)	–

180      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

14	GOODWILL

The movements in the carrying amount of goodwill during the years are as follows:

	The Company and its subsidiaries	The Company
Movement in 2013:
Opening net book value	14,417,543	108,938
Impairment charge	(980,513)	(2,084)
Currency translation differences	(678,999)	–
Closing net book value	12,758,031	106,854
As at 31 December 2013
Cost	14,273,513	108,938
Accumulated impairment loss	(1,515,482)	(2,084)
Net book value	12,758,031	106,854

Movement in 2014:
Opening net book value	12,758,031	106,854
Disposal	(78,002)	–
Impairment charge	(641,061)	–
Currency translation differences	(313,413)	–
Closing net book value	11,725,555	106,854
As at 31 December 2014
Cost	13,865,890	108,938
Accumulated impairment loss	(2,140,335)	(2,084)
Net book value	11,725,555	106,854

181      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

14	GOODWILL (Cont’d)

Impairment tests for goodwill

Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of major goodwill allocated to individual CGUs are as follows:

	2014	2013
PRC Power segment:
Yueyang Power Company	100,907	100,907
Beijing Cogeneration	95,088	95,088
Yangliuqing Cogeneration	151,459	151,459
Diandong Energy	1,105,649	1,307,558
Diandong Yuwang	–	438,883

Singapore segment:
Tuas Power	10,035,274	10,348,687

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use cash flow projections based on management’s financial budgets covering periods of no more than five years. The Company expects cash flows beyond such periods will be similar to that of the respective final forecast years on existing production capacity.

For the goodwill allocated to Tuas Power, management has based their assessment of recoverable amount on value-in-use calculations. Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value. On average, the growth and inflation rates of 3.0% and 3.5% were used in consideration of future expansion plans and new development projects as part of the long-term strategy.

Discount rates used for value-in-use calculations:

PRC Power segment	9.72%~10.68%
Singapore segment	7.29%

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located, fuel cost and the expected throughput and price of the related port. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may cause carrying amounts of individual CGUs to exceed their recoverable amounts. Please refer to Note 4 and 12 for details of respective sensitivity analysis on domestic and oversea CGU impairment testing.

182      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

14	GOODWILL (Cont’d)

Impairment tests for goodwill (Cont’d)

Goodwill is allocated to the CGUs of the Company and its subsidiaries. In 2014, due to the delay in coal mine construction schedule and continuous lower utilization of the power plants in Yunnan province, the goodwill arising from the acquisition of Diandong Energy and Diandong Yuwang were impaired based on the impairment testing result. The above mentioned goodwill impairment provided in 2014 approximately amounted to RMB641 million in total. For Singapore segment, the decrease of goodwill in respect of Tuas Power was due to currency translation differences.

In 2013, due to the external environment deterioration in respect of shipping market, the utilization of port was below expectation and the price was at a lower level. Based on the impairment testing results, the goodwill arising from the acquisition of Luoyuanwan Harbour, Qingdao Port and Hualu Sea Transportation were fully impaired. Besides, the goodwill arising from the acquisition of Enshi Hydropower was assessed as fully impaired due to the fact that the capital expenditure of the power plant was higher than the original expectation. The above mentioned goodwill impairment provided in 2013 approximately amounted to RMB586 million. For Singapore segment, the goodwill in respect of Tuas Power was impaired by RMB392 million in 2013 as a result of the power market change in Singapore.

15	OTHER NON-CURRENT ASSETS

Details of other non-current assets are as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2014	2013	2014	2013

Intangible assets *	452,109	466,111	116,294	121,445
Deferred employee housing subsidies	4,847	5,787	–	–
Prepayments for switch house and metering station	10,142	11,693	–	–
Prepaid connection fees	118,941	101,913	–	–
Prepaid territorial water use right **	775,493	793,410	130,312	133,362
Finance lease receivables	525,353	551,509	–	–
VAT recoverable	981,980	574,892	131,317	–
Others	850,390	659,752	26,807	28,906

Total	3,719,255	3,165,067	404,730	283,713

*	The intangible assets primarily consist of software, patented technologies and etc. In 2014, there is no impairment provided for the intangible assets (2013: RMB nil).

**
The prepaid territorial water use right are amortized over the contractual period of 50 years. As at 31 December 2014, territorial water use right with net book value amounting to RMB80.36 million (2013: RMB82.42 million) was secured to a bank as collateral against a long-term loan of RMB37 million (2013: RMB69 million) (Note 23).

183      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

16	INVENTORIES

Inventories comprised:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

Fuel (coal and oil) for power generation	5,228,867	5,046,248	1,966,465	1,696,752
Material and supplies	1,636,865	1,593,074	626,104	652,109
	6,865,732	6,639,322	2,592,569	2,348,861

Less: Provision for inventory obsolescence	163,458	170,296	23,059	24,988

	6,702,274	6,469,026	2,569,510	2,323,873

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	The Company and its subsidiaries		The Company
	2014	2013	2014	2013

Beginning of the year	(170,296)	(182,352)	(24,988)	(25,504)
Provision	(878)	(2,336)	–	–
Reversal	3,525	3,160	1,929	3
Write-offs	632	3,551	–	513
Currency translation differences	3,559	7,681	–	–

End of the year	(163,458)	(170,296)	(23,059)	(24,988)

184      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

17	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

Prepayments for inventories	279,128	334,368	134,512	251,103
Prepayments for pre-construction cost	577,644	421,944	4,803	2,707
Prepaid income tax	20,499	88,854	110	–
Prepayments for capacity quota	303,399	–	–	–
Others	144,040	93,038	24,599	22,921

Total prepayments	1,324,710	938,204	164,024	276,731

Staff advances	17,648	15,566	4,488	6,942
Dividends receivable	188,958	150,000	842,320	392,728
Financial lease receivables	14,767	13,842	–	–
Receivables from sales of fuel	–	–	311,425	102,057
Interest receivables	350	70	142,688	168,345
Others	622,310	406,522	2,069,548	1,148,961

Subtotal other receivables	844,033	586,000	3,370,469	1,819,033

Provision for doubtful accounts	(29,644)	(30,673)	(19,876)	(19,916)

Total other receivables, net	814,389	555,327	3,350,593	1,799,117

VAT recoverable	1,272,621	579,450	322,975	76,673

Gross total	3,441,364	2,103,654	3,857,468	2,172,437

Net total	3,411,720	2,072,981	3,837,592	2,152,521

Please refer to Note 35 for details of other receivables and assets due from the related parties.

185      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

17	OTHER RECEIVABLES AND ASSETS (Cont’d)

The gross amounts of other receivables of the Company and its subsidiaries are denominated in the following currencies:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

RMB	781,426	523,279	3,370,469	1,819,033
S$ (RMB equivalent)	43,652	53,638	–	–
US$ (RMB equivalent)	18,955	9,083	–	–

Total	844,033	586,000	3,370,469	1,819,033

Movements of provision for doubtful accounts during the years are analyzed as follows:

	The Company and its subsidiaries		The Company
	2014	2013	2014	2013
Beginning of the year	(30,673)	(28,641)	(19,916)	(19,916)
Reclassification to assets held for sale	–	51	–	–
Provision	–	(2,096)	–	–
Reversal	1,029	13	40	–

End of the year	(29,644)	(30,673)	(19,876)	(19,916)

As at 31 December 2014, there was no indication of impairment relating to other receivables which were not past due and no provision was made.

As at 31 December 2014, other receivables of RMB101 million (2013: RMB104 million) were past due but not impaired. These amounts mainly represent funds deposited in a government agency and are fully recoverable. The ageing analysis of these other receivables was as follows:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

Within 1 year	32,330	15,120	18,991	6,098
Between 1 to 2 years	593	289	125	19
Between 2 to 3 years	236	20,648	16	6
Over 3 years	68,056	67,855	20,712	20,706

	101,215	103,912	39,844	26,829

186      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

17	OTHER RECEIVABLES AND ASSETS (Cont’d)

As at 31 December 2014, other receivables of RMB35 million which were past due (2013: RMB37 million) were impaired and a provision of RMB30 million (2013: RMB31 million) has been provided against the receivables. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a substantial portion of the receivables is not expected to be recovered. The ageing of these other receivables was as follows:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

Within 1 year	542	965	542	965
Between 1 to 2 years	–	120	–	120
Between 2 to 3 years	–	–	–	–
Over 3 years	34,540	35,546	22,680	22,685

	35,082	36,631	23,222	23,770

18	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

Accounts receivable	14,087,378	14,812,913	5,555,673	6,350,771
Notes receivable	806,394	755,331	158,900	208,982

	14,893,772	15,568,244	5,714,573	6,559,753
Less: provision for doubtful accounts	11,809	6,123	–	–

	14,881,963	15,562,121	5,714,573	6,559,753

The gross amounts of account receivables of the Company and its subsidiaries are denominated in the following currencies:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

RMB	13,875,489	14,598,779	5,714,573	6,559,753
S$ (RMB equivalent)	1,014,881	963,349	–	–
US$ (RMB equivalent)	3,402	6,116	–	–

Total	14,893,772	15,568,244	5,714,573	6,559,753

187      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

18	ACCOUNTS RECEIVABLE (Cont’d)

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranges from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposits from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

As at 31 December 2014, accounts receivable of the Company and its subsidiaries of approximately RMB3,592 million (2013: RMB6,501 million) was secured to a bank as collateral against short-term loans of RMB3,150 million (2013: RMB6,000 million) (Note 29).

For the collateral of notes receivable, please refer to Note 26 for details.

Movements of provision for doubtful accounts during the years are analyzed as follows:

	The Company and its subsidiaries		The Company
	2014	2013	2014	2013

Beginning of the year	(6,123)	(11,419)	–	–
Provision	(8,413)	(24)	–	–
Reversal	2,807	4,717	–	–
Write-off	–	50	–	–
Reclassification to assets held for sale	–	298	–	–
Currency translation differences	(80)	255	–	–

End of the year	(11,809)	(6,123)	–	–

Ageing analysis of accounts receivable was as follows:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

Within 1 year	14,693,174	15,347,876	5,593,802	6,427,873
Between 1 to 2 years	123,700	188,778	120,764	131,873
Between 2 to 3 years	48,021	25,326	–	2
Over 3 years	28,877	6,264	7	5

	14,893,772	15,568,244	5,714,573	6,559,753

As at 31 December 2014, the maturity period of the notes receivable ranged from 1 to 6 months (2013:
from 1 to 6 months).

188      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

18	ACCOUNTS RECEIVABLE (Cont’d)

As at 31 December 2014 and 2013, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made.

As at 31 December 2014, accounts receivable of RMB11.81 million (2013: RMB6.12 million) were impaired. The amount of the provision was RMB11.81 million as at 31 December 2014 (2013: RMB6.12 million). The ageing of these accounts receivable was as follows:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013
Less than 1 year	274	–	–	–
Between 2 to 3 years	8,126	–	–	–
Over 3 years	3,409	6,123	–	–

	11,809	6,123	–	–

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Company and its subsidiaries. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

19	DISPOSAL GROUP HELD FOR SALE

On 18 December 2013, the Company signed an equity transfer agreement with a third party to transfer its 49% equity interests in Luoyuanwan Harbour (with control retained by the Company), and all the controlling equity interests the Company held in Luoyuanwan Pier and Ludao Pier. These transactions were completed in early 2014 with no significant costs incurred in the disposals. The revenue, cost, expense and net profit were insignificant from 1 January 2014 to the disposal date.

For the disposals of Luoyuanwan Pier and Ludao Pier with no interest being retained, the Company received cash consideration of RMB538 million. An investment income of RMB54 million was recognized and the related non-controlling interests of RMB100 million associated with the subsidiaries was eliminated upon disposal.

The cash consideration received from disposal of 49% equity interests in Luoyuanwan Harbour was RMB385 million. Non-controlling interests increased by RMB337 million to reflect the change in ownership percentage and the difference between the consideration received and the amount by which the non- controlling interest was adjusted totaling RMB48 million was recorded in capital surplus.

189      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

20	SHARE CAPITAL

	The Company
	2014		2013
	Number of shares	Share capital RMB ’000	Number of shares	Share capital RMB ’000

As at 1 January
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	3,555,383,440	3,555,383	3,555,383,440	3,555,383

Subtotal	14,055,383,440	14,055,383	14,055,383,440	14,055,383

Issuance of new H shares	365,000,000	365,000	–	–

As at 31 December
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	3,920,383,440	3,920,383	3,555,383,440	3,555,383

Total	14,420,383,440	14,420,383	14,055,383,440	14,055,383

In November 2014, the Company issued 365,000,000 H shares with a par value of RMB1.00, at a price of HK$8.60 per H share. Net proceeds from the issuance amounted to RMB2.45 billion after deducting issuance costs from gross proceeds of RMB2.49 billion. The difference between the net proceeds and the addition to share capital is recorded in capital surplus.

All shares issued by the Company were fully paid. The holders of domestic shares and overseas listed foreign shares, in all material aspects, are entitled to the same economic and voting rights. None of the issued A shares are within the lock-up period as at 31 December 2013 and 2014.

190      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

21	SURPLUS RESERVES

	As at 1 January 2014	Appropriation of surplus reserve	As at 31 December 2014

Surplus reserves	7,085,454	110,895	7,196,349

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit under PRC GAAP to the statutory surplus reserve. The Company has the option to cease provision for such reserve when it reaches 50% of the registered share capital. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the share capital after being used to increase share capital. According to the Company’s articles of association and board resolutions on 24 March 2015, the Company intends to appropriate 10% of this year’s net profit attributable to the Company’s shareholders under PRC GAAP to the statutory surplus reserve, amounting to RMB1,035 million, in which RMB924 million being the excess of the consequent surplus reserve balance over 50% of the registered share capital, is subject to the approval of the shareholders at the annual general meeting. Therefore, only RMB111 million of the aforementioned appropriation of statutory surplus reserve is reflected in these consolidated financial statements for the year ended 31 December 2014.

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2013 and 2014, no provision was made to the discretionary surplus reserve.

According to the articles of association, in distributing the Company’s profits after tax for the relevant accounting year, the lower of amounts determined in accordance with PRC GAAP and IFRS shall be adopted. As at 31 December 2014, in accordance with PRC GAAP and IFRS, the balance of retained earnings for the Company and its subsidiaries amounted to approximately RMB29.753 billion and RMB30.085 billion; respectively; and the balance of retained earnings for the Company amounted RMB24.257 billion and RMB21.257 billion, respectively.

22	DIVIDENDS

On 24 March 2015, the Board of Directors proposed a cash dividend of RMB0.38 per share, totaling approximately RMB5,480 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 26 June 2014, upon the approval from the annual general meeting of the shareholders, the Company declared 2013 final dividend of RMB0.38 (2012: RMB0.21) per ordinary share, which totaled approximately RMB5,341 million (2012: RMB2,952 million).

191      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

23	LONG-TERM LOANS

Long-term loans comprised the following:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

Loans from Huaneng Group (a)	640,485	640,485	640,485	640,485
Bank loans (b)	62,894,372	71,136,396	15,571,436	23,353,003
Other loans (c)	1,496,034	1,533,746	1,267,000	1,267,000
	65,030,891	73,310,627	17,478,921	25,260,488
Less: Current portion of long-term loans	7,392,433	12,796,956	3,192,600	8,655,776

Total	57,638,458	60,513,671	14,286,321	16,604,712

(a)	Loans from Huaneng Group

Details of loans from Huaneng Group of the Company and its subsidiaries are as follows:

	The Company and its subsidiaries As at 31 December 2014
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Loans from Huaneng Group
Unsecured
RMB
– Variable rate	640,485	640,485	–	640,485	5.40%

The Company and its subsidiaries As at 31 December 2013

	The Company and its subsidiaries As at 31 December 2013
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Loans from Huaneng Group
Unsecured
RMB
– Variable rate	640,485	640,485	-	640,485	5.54%

192      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

23	LONG-TERM LOANS (Cont’d)

(b)	Bank loans

Details of bank loans of the Company and its subsidiaries are as follows:

	The Company and its subsidiaries As at 31 December 2014
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate

Bank loans
Secured
RMB
– Fixed rate	10,436,300	10,436,300	1,026,670	9,409,630	5.54%-6.55%
– Variable rate	100,000	100,000	–	100,000	6.15%
Unsecured
RMB
– Fixed rate	26,194,209	26,194,209	4,985,946	21,208,263	4.20%-6.55%
– Variable rate	9,556,570	9,556,570	82,980	9,473,590	5.40%-6.55%
US$
– Fixed rate	2,666	16,316	16,316	–	6.36%
– Variable rate	539,004	3,298,164	408,284	2,889,880	0.81%-1.74%
S$
– Variable rate	2,772,077	12,861,331	352,252	12,509,079	1.98%
€
– Fixed rate	57,874	431,482	69,661	361,821	2.00%-2.15%

Total		62,894,372	6,942,109	55,952,263

193      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

23	LONG-TERM LOANS (Cont’d)

(b)	Bank loans (Cont’d)

Details of bank loans of the Company and its subsidiaries are as follows: (Cont’d)

	The Company and its subsidiaries As at 31 December 2013
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Bank loans
Secured
RMB
– Fixed rate	11,541,760	11,541,760	1,185,460	10,356,300	5.90%-6.55%
– Variable rate	80,000	80,000	–	80,000	6.55%
Unsecured
RMB
– Fixed rate	38,968,173	38,968,173	10,673,883	28,294,290	4.20%-6.55%
– Variable rate	2,595,000	2,595,000	10,000	2,585,000	5.54%-6.22	% US$
– Fixed rate	7,846	47,838	31,580	16,258	6.36%
– Variable rate	608,371	3,709,177	422,926	3,286,251	0.81%-1.74%
$S
– Variable rate	2,848,480	13,628,555	363,253	13,265,302	1.95%
€
– Fixed rate	67,217	565,893	78,450	487,443	2.00%-2.15%
Total		71,136,396	12,765,552	58,370,844

As at 31 December 2014, a long-term loan of RMB37 million (31 December 2013: RMB69 million) is secured by territorial water use right with net book value amounting to RMB80.36 million (31 December 2013: RMB82.42 million).

As at 31 December 2014, a long-term loan of RMB95 million (31 December 2013: RMB123 million) is secured by certain property, plant and equipment with net book value amounting to RMB194 million (31 December 2013: RMB203 million).

As at 31 December 2014, long-term loans of approximately RMB10,404 million were secured by future electricity revenue (31 December 2013: RMB11,430 million).

194      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

23	LONG-TERM LOANS (Cont’d)

(b)	Bank loans (Cont’d)

Details of bank loans of the Company are as follows:

	The Company As at 31 December 2014
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Bank loans
Unsecured
RMB
– Fixed rate	7,744,187	7,744,187	2,489,000	5,255,187	4.20%-6.12%
– Variable rate	4,512,770	4,512,770	12,000	4,500,770	5.40%-5.90%
US$
– Fixed rate	2,666	16,316	16,316	–	6.36%
– Variable rate	539,004	3,298,164	408,284	2,889,880	0.81%-1.74%

Total		15,571,437	2,925,600	12,645,837

	The Company As at 31 December 2013
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Bank loans
Unsecured
RMB
– Fixed rate	17,477,988	17,477,988	8,199,270	9,278,718	4.20%-6.12%
– Variable rate	2,118,000	2,118,000	2,000	2,116,000	5.54%-5.90%
US$
– Fixed rate	7,846	47,838	31,580	16,258	6.36%
– Variable rate	608,371	3,709,177	422,926	3,286,251	0.81%-1.74%

Total		23,353,003	8,655,776	14,697,227

195      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

23	LONG-TERM LOANS (Cont’d)

(c)	Other loans

Details of other loans of the Company and its subsidiaries are as follows:

	The Company and its subsidiaries As at 31 December 2014
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Other loans
Secured
RMB
– Fixed rate	68,596	68,595	33,324	35,271	5.84%
Unsecured
RMB
– Fixed rate	417,000	417,000	417,000	–	5.54%
– Variable rate	1,000,000	1,000,000	–	1,000,000	5.35%
S$
– Variable rate	2,250	10,439	–	10,439	4.25%

Total		1,496,034	450,324	1,045,710

	The Company and its subsidiaries As at 31 December 2013
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Other loans
Secured
RMB
– Fixed rate	100,000	100,000	31,404	68,596	5.84%
Unsecured
RMB
– Fixed rate	417,000	417,000	–	417,000	5.54%
– Variable rate	1,000,000	1,000,000	–	1,000,000	5.35%
S$
– Variable rate	3,500	16,746	–	16,746	4.25%

Total		1,533,746	31,404	1,502,342

196      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

23	LONG-TERM LOANS (Cont’d)

(c)	Other loans (Cont’d)

As at 31 December 2014, a long-term loan of RMB69 million (31 December 2013: RMB100 million) was secured by a subsidiary’s port facility with net book value amounting to RMB522 million (31 December 2013: RMB540 million).

As at 31 December 2014, the balance of other long-term loans drawn from Huaneng Finance amounted to approximately RMB417 million (2013: RMB417 million) with annual interest rate of 5.54% (2013: 5.54%). These loans were reclassified as current in 2014.

Details of other loans of the Company are as follows:

	The Company As at 31 December 2014
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Other loans
Unsecured
RMB
– Fixed rate	267,000	267,000	267,000	-	5.54%
– Variable rate	1,000,000	1,000,000	–	1,000,000	5.35%

Total		1,267,000	267,000	1,000,000

	The Company As at 31 December 2013
	Original currency ’000	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
Other loans
Unsecured
RMB
– Fixed rate	267,000	267,000	–	267,000	5.54%
– Variable rate	1,000,000	1,000,000	–	1,000,000	5.35%

Total		1,267,000	–	1,267,000

197      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

23	LONG-TERM LOANS (Cont’d)

The maturity of long-term loans is as follows:

	The Company and its subsidiaries
	Loans from Huaneng Group As at 31 December		Bank loans As at 31 December		Other loans As at 31 December
	2014	2013	2014	2013	2014	2013

1 year or less	–	–	6,942,109	12,765,552	450,324	31,404
More than 1 year but not more than 2 years	640,485	–	7,321,430	7,226,839	1,035,271	450,299
More than 2 years but not more than 3 years	–	640,485	9,292,458	6,935,843	–	1,035,297
More than 3 years but not more than 4 years	–	–	5,667,453	5,263,576	–	–
More than 4 years but not more than 5 years	–	–	6,870,199	5,541,103	–	–
More than 5 years	–	–	26,800,723	33,403,483	10,439	16,746
	640,485	640,485	62,894,372	71,136,396	1,496,034	1,533,746
Less: amount due within 1 year included under current liabilities	–	–	6,942,109	12,765,552	450,324	31,404

Total	640,485	640,485	55,952,263	58,370,844	1,045,710	1,502,342

	The Company
	Loans from Huaneng Group As at 31 December		Bank loans As at 31 December		Other loans As at 31 December
	2014	2013	2014	2013	2014	2013

1 year or less	–	–	2,925,600	8,655,776	267,000	–
More than 1 year but not more than 2 years	640,485	–	2,331,925	2,974,894	1,000,000	267,000
More than 2 years but not more than 3 years	–	640,485	3,742,695	2,873,348	–	1,000,000
More than 3 years but not more than 4 years	–	–	1,381,925	921,349	–	–
More than 4 years but not more than 5 years	–	–	2,757,925	1,437,349	–	–
More than 5 years	–	–	2,431,366	6,490,287	–	–
Less: amount due within 1 year included under current liabilities	640,485	640,485	15,571,436	23,353,003	1,267,000	1,267,000
	–	–	2,925,600	8,655,776	267,000	–

Total	640,485	640,485	12,645,836	14,697,227	1,000,000	1,267,000

198      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

23	LONG-TERM LOANS (Cont’d)

The interest payment schedule of long-term loans in the future years are summarized as follows:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

1 year or less	2,971,899	3,323,845	714,615	1,092,742
More than 1 year but not more than 2 years	2,628,832	2,689,099	594,273	681,054
More than 2 years but not more than 5 years	5,479,149	6,113,905	759,270	1,219,911
More than 5 years	4,441,296	5,842,470	160,831	628,754

Total	15,521,176	17,969,319	2,228,989	3,622,461

24	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion. The bond with original maturity of 7 years had matured in December 2014 and the Company repaid the principal of RMB1.7 billion. As at 31 December 2014, interest payables for the unmatured bonds amounted to approximately RMB3.73 million (31December 2013: RMB5.61 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 31 December 2014, interest payable for these bonds amounted to approximately RMB135.06 million (31 December 2013: RMB135.06 million).

The Company issued medium-term notes with maturity of 5 years in May 2009 with a face value of RMB4 billion bearing an annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB149 million. The bond had matured in May 2014 and the Company repaid the principal of RMB4 billion.

199      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

24	LONG-TERM BONDS (Cont’d)

In November 2011 and January 2012, the Company issued non-public debt financing instrument with maturity of 5 years and 3 years with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 5.74% and 5.24%, respectively. The actual proceeds received by the Company were approximately RMB4.985 billion and RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.04% and 5.54%, respectively. Interest paid per annum during the tenure of the bonds is RMB287 million and RMB262 million. As at 31 December 2014, interest payable for these bonds amounted to approximately RMB45.61 million and RMB259.13 million, respectively (31 December 2013: RMB45.61 million and RMB259.14 million, respectively).

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. The proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable semiannually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. As at 31 December 2014, interest payable for the bonds amounted to approximately RMB23.57 million (31 December 2013: RMB23.57 million).

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The proceeds received by the Company were approximately RMB4.985 billion. The bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB241 million. As at 31 December 2014, interest payable for the bonds amounted to approximately RMB139.32 million (31 December 2013: RMB139.32 million).

The Company issued medium-term notes with maturity of 5 years in July 2014 with a face value of RMB4 billion bearing an annual interest rate of 5.30%. The actual proceeds received by the Company were approximately RMB3.988 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 5.37%. Interest paid per annum during the tenure of the notes is RMB212 million. As at 31 December 2014, interest payable for the bonds amounted to approximately RMB99.32 million (31 December 2013: nil).

Please refer to Note 35(c) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

200      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

25	OTHER NON-CURRENT LIABILITIES

		The Company and its subsidiaries As at 31 December		The Company As at 31 December
		2014	2013	2014	2013

Finance lease payables	(a)	1,584,020	115,986	–	–
Less: current portion of finance lease payables		329,560	–	–	–

Subtotal		1,254,460	115,986	–	–

Government Grant
– Environmental subsidies	(b)	909,615	795,759	503,366	502,062
– Other government grant		113,010	104,606	68,971	78,584

Subtotal	(c)	1,022,625	900,365	572,337	580,646

Others		441,595	388,547	282,138	250,884

Total		2,718,680	1,404,898	854,475	831,530

(a)	The Company and its subsidiaries had obligation under finance leases as follows:

	As at 31 December
	2014	2013
Within 1 year	414,143	10,283
After 1 year but within 2 years	541,831	10,461
After 2 years but within 3 years	535,492	10,461
After 3 years	284,234	112,980
	1,775,700	144,185
Less: total future interest expense	191,680	28,199
Present value of finance lease obligations	1,584,020	115,986

(b)	This primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

(c)	In 2014, the asset-related government grants which were credited to the statement of comprehensive income amounted to RMB66.15 million (2013: RMB72.34 million).

201      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

26	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

Accounts and notes payable	11,685,285	12,277,872	5,626,989	5,952,032
Amounts received in advance	649,431	705,938	434,494	660,372
Payables to contractors for construction	10,172,216	7,724,843	2,464,154	2,390,661
Retention payables to contractors	996,861	968,863	285,840	331,618
Consideration payables for acquisitions	23,683	18,000	23,683	18,000
Accrued interests	1,056,249	1,047,410	842,244	856,647
Accrued pollutants discharge fees	75,648	133,287	35,771	54,210
Accrued water-resources fees	35,329	23,550	18,924	11,763
Accrued service fee of intermediaries	62,261	44,740	62,261	44,740
Capacity quota payables	–	2,841	–	–
Security deposits	100,356	140,953	–	–
Provisions*	28,647	182,188	28,191	–
Others	2,149,898	2,050,889	830,978	876,694

Total	27,035,864	25,321,374	10,653,529	11,196,737

*
As at 31 December 2013, a provision of RMB182 million was made, due to an arbitration petitioned by a vendor of the Company’s subsidiary. In 2014, this provision had been reversed as a result of the arbitration award, which dismissed the claim of the vendor.

Please refer to Note 35(a) for details of accounts payable and other liabilities due to the related parties.

As at 31 December 2014, notes payable of RMB13 million (2013: RMB23 million) were secured by notes receivable of the Company and its subsidiaries with net book value amounted to RMB15 million (2013: notes receivable amounted to RMB8 million and cash in bank amounted to RMB19 million).

The carrying amounts of financial liabilities (excluding amounts received in advance) included in accounts payable and other liabilities of the Company and its subsidiaries are denominated in the following currencies:

202      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

26	ACCOUNTS PAYABLE AND OTHER LIABILITIES (Cont’d)

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

RMB	25,106,220	22,963,862	10,219,035	10,536,365
S$ (RMB equivalent)	635,640	941,307	–	–
US$ (RMB equivalent)	626,242	641,265	–	–
JPY (RMB equivalent)	15,599	12,889	–	–
EUR (RMB equivalent)	2,677	56,113	–	–
GBP(RMB equivalent)	55	–	–	–

Total	26,386,433	24,615,436	10,219,035	10,536,365

The ageing analysis of accounts and notes payable was as follows:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013
Accounts and notes payable
Within 1 year	11,559,092	12,226,313	5,612,890	5,939,993
Between 1 to 2 years	88,408	14,041	8,637	6,765
Over 2 years	37,785	37,518	5,462	5,274

Total	11,685,285	12,277,872	5,626,989	5,952,032

27	TAXES PAYABLE

Taxes payable comprises:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

VAT payable	766,329	631,050	268,327	258,998
Income tax payable	751,349	783,816	110,130	326,725
Others	340,346	233,059	192,002	152,599

Total	1,858,024	1,647,925	570,459	738,322

203      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

28	SHORT-TERM BONDS

The Company issued unsecured super short-term bonds with face values of RMB5 billion, RMB5 billion, RMB5 billion and RMB5 billion bearing annual interest rates of 3.80%, 3.90% 3.80% and 5.70% in February 2013, April 2013, May 2013 and December 2013, respectively. Such bonds are denominated in RMB, issued at par and mature in 270 days. The annual effective interest rates of these bonds are 4.21%, 4.31%, 4.21% and 6.12%, respectively. These bonds were fully repaid in November 2013, December 2013, February 2014, and September 2014 respectively.

The Company issued unsecured short-term bond with a face values of RMB5 billion bearing an annual interest rates 5.25% in November 2013. The bond is denominated in RMB, issued at par and mature in 365 days. The annual effective interest rate of the bond is 5.67%. The bond was fully repaid in November 2014.

The Company issued unsecured short-term bonds with face values of RMB5 billion, and RMB5 billion bearing annual interest rates of 4.90% and 3.98% in April 2014 and November 2014, respectively. Such bonds are denominated in RMB, issued at par and mature in 365 days. The annual effective interest rates of these bonds are 5.30%, and 4.40%, respectively. As at 31 December 2014, interest payables for the outstanding bonds amounted to approximately RMB166.47 million and RMB23.99 million, respectively.

The Company issued unsecured super short-term bonds with face values of RMB2 billion, RMB3 billion, and RMB3 billion bearing annual interest rates of 4.63%, 4.63% and 4.00%, in August 2014, September 2014, and November 2014, respectively. Such bonds are denominated in RMB, issued at face value and mature in 270 days from the issuance dates. The annual effective interest rates of these bonds are 4.94%, 4.94% and 4.31%, respectively. As at 31 December 2014, interest payables for the outstanding bonds amounted to approximately RMB32.73 million, RMB42.62 million and RMB18.74 million, respectively.

204      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

29	SHORT-TERM LOANS

Short-term loans are as follows:

	The Company and its subsidiaries
	As at 31 December 2014			As at 31 December 2013

	Original currency ’000	RMB equivalent	Annual interest rate	Original currency ’000	RMB equivalent	Annual interest rate

Secured
RMB

– Fixed rate	190,000	190,000	6.00%	1,050,000	1,050,000	6.00%-6.10%
– Fixed rate-discounted notes receivable	114,901	114,901	4.50%-4.80%	–	–	–
– Variable rate	3,000,000	3,000,000	5.04%	5,000,000	5,000,000	5.04%-6.00%
US$
– Variable rate	–	–	–	2,468	15,046	2.67%

Subtotal		3,304,901			6,065,046

Unsecured
RMB
– Fixed rate	9,532,000	9,532,000	4.00%-6.00%	8,040,000	8,040,000	5.28%-5.70%
– Variable rate	30,692,103	30,692,103	5.00%-6.00%	23,832,000	23,832,000	5.04%-5.70%

Subtotal		40,224,103			31,872,000

Total		43,529,004			37,937,046

205      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

29	SHORT-TERM LOANS (Cont’d)

	The Company
	As at 31 December 2014			As at 31 December 2013

	Original currency ’000	RMB equivalent	Annual interest rate	Original currency ’000	RMB equivalent	Annual interest rate

Secured
RMB
– Fixed rate	–	–	–	1,000,000	1,000,000	6.10%
– Variable rate	3,000,000	3,000,000	5.04%	5,000,000	5,000,000	5.04%-6.00%

Subtotal		3,000,000			6,000,000
Unsecured
RMB
– Fixed rate	3,600,000	3,600,000	5.32%	7,000,000	7,000,000	5.28%-5.70%
– Variable rate	24,510,000	24,510,000	5.00%-6.00%	18,490,000	18,490,000	5.04%-5.58%

Subtotal		28,110,000			25,490,000

Total		31,110,000			31,490,000

As at 31 December 2014, short-term loans of RMB3,150 million (31 December 2013: RMB6,000 million) were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB3,592 million (31 December 2013: RMB6,501 million).

As at 31 December 2014, a short-term loan of RMB40 million (31 December 2013: RMB50 million) was secured by a subsidiary’s port facility with net book value amounting to RMB56.47 million (31 December 2013: RMB62.35 million).

As at 31 December 2014, short-term loans of RMB114.90 million (31 December 2013: nil) represented the notes receivable that were discounted with recourse. As these notes receivable have not yet matured, the proceeds received were recorded as short-term loans.

As at 31 December 2014, short-term loans from Huaneng Finance amounted to RMB1,890 million (31 December 2013: RMB1,290 million) with the annual interest rates ranged from 5.04% to 5.70% (31 December 2013: 5.40% to 5.70%) (Note 35).

As at 31 December 2014, a short-term loan was borrowed from China Huaneng Group Clean EnergyTechnology Research Institute Co., Ltd. (“Huaneng Clean Energy”) amounting to RMB150 million (31 December 2013: RMB150 million) with the annual interest rate of 5.04% (31 December 2013: 5.40%) (Note 35).

206      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

29	SHORT-TERM LOANS (Cont’d)

As at 31 December 2014, a short-term loan was borrowed from Huaneng Group Hong Kong Limited Company (“Huaneng Hong Kong”) amounting to RMB100 million (31 December 2013: nil) with annual interest rate of 5.40% (31 December 2013: nil) (Note 35).

As at 31 December 2014, short-term loans were borrowed from Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) amounting to RMB200 million (31 December 2013: RMB100 million) with annual interest rate of 5.32% ( 31 December 2013: 5.52% ) (Note 35).

As at 31 December 2013, a short-term loan amounted RMB15.05 million was secured by certain property, plant and equipment of a subsidiary of the Company. The loan was settled in 2014.

30	DEFERRED INCOME TAX ASSETS AND LIABILITIES

The offset amounts of deferred income tax assets and liabilities are as follows:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

Deferred income tax assets	884,274	652,358	120,531	423,594
Deferred income tax liabilities	(1,810,755)	(2,032,417)	–	–

	(926,481)	(1,380,059)	120,531	423,594

The gross movement on the deferred income tax accounts is as follows:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

Beginning of the year	(1,380,059)	(1,479,342)	423,594	860,779
Credited/(charged) to profit or loss (Note 32)	541,582	57,230	(18,616)	(449,208)
Credited/(charged) to other comprehensive (loss)/income	(119,984)	(59,197)	(284,447)	12,023
Currency translation differences	31,980	79,187	–	–
Reclassification to liabilities held for sale	–	22,063	–	–

End of the year	(926,481)	(1,380,059)	120,531	423,594

207      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

30	DEFERRED INCOME TAX ASSETS AND LIABILITIES (Cont’d)

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	The Company and its subsidiaries
	Hedging reserve	Amortization of land use rights	Provision for impairment loss	Depreciation	Accrued expenses	VAT refunds on purchases of domestically manufactured equipment	Unused tax losses	Others	Total
As at 1 January 2013	162,454	15,079	187,627	135,706	46,048	306,869	132,990	320,129	1,306,902
(Charged)/credited to profit or loss	–	(368)	74,300	(38,561)	(12,444)	(25,523)	27,790	86,706	111,900
Credited to other comprehensive loss	(94,611)	–	–	–	–	–	–	–	(94,611)
Currency translation differences	(4,969)	–	(166)	(138)	–	–	(890)	(2,254)	(8,417)
Reclassification to assets held for sale	–	–	(88)	–	–	–	–	(625)	(713)
As at 31 December 2013	62,874	14,711	261,673	97,007	33,604	281,346	159,890	403,956	1,315,061
(Charged)/credited to profit or loss	–	(368)	(55,094)	541,903	42,107	(25,260)	(77,448)	51,200	477,040
Credited to other comprehensive loss	160,112	–	–	–	–	–	–	–	160,112
Currency translation differences	(8,458)	–	(147)	(80)	–	–	(123)	(77)	(8,885)
As at 31 December 2014	214,528	14,343	206,432	638,830	75,711	256,086	82,319	455,079	1,943,328

208      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

30	DEFERRED INCOME TAX ASSETS AND LIABILITIES (Cont’d)

Deferred income tax assets: (Cont’d)

The Company
Hedging reserve		Amortization of land use rights	Provision for impairment loss	Depreciation	Accrued expenses	VAT refunds on purchases of domestically manufactured equipment	Others	Total
As at 1 January 2013	52,536	15,077	555,051	25,346	25,707	305,278	189,148	1,168,143

(Charged)/credited to profit or loss	–	(368)	(443,058)	(7,327)	(1,877)	(25,401)	19,143	(458,888)
Charged to other Comprehensive loss	(23,391)	–	–	–	–	–	–	(23,391)
As at 31 December 2013	29,145	14,709	111,993	18,019	23,830	279,877	208,291	685,864
(Charged)/credited to profit or loss	–	(368)	(33,248)	(924)	21,331	(25,138)	12,789	(25,558)
Charged to other Comprehensive income	(4,351)	–	–	–	–	–	–	(4,351)
As at 31 December 2014	24,794	14,341	78,745	17,095	45,161	254,739	221,080	655,955

Deferred income tax liabilities:

	The Company and its subsidiaries
	Fair value gains	Amortization of land use rights	Depreciation	Power generation license	Mining rights	Territorial Water use right	Others	Total

As at 1 January 2013	(214,473)	(423,699)	(997,614)	(690,174)	(270,667)	(84,967)	(104,650)	(2,786,244)

(Charged)/credited to profit or loss	–	(7,443)	(41,065)	–	–	3,374	(9,536)	(54,670)
Credited to other comprehensive loss	35,414	–	–	–	–	–	–	35,414
Currency translation differences	–	3,765	45,984	37,855	–	–	–	87,604
Reclassification to liabilities held for sale	–	16,114	3,903	–	–	2,759	–	22,776
As at 31 December 2013	(179,059)	(411,263)	(988,792)	(652,319)	(270,667)	(78,834)	(114,186)	(2,695,120)

(Charged)/credited to profit or loss	–	(6,918)	76,723	–	–	2,864	(8,127)	64,542
Credited to other comprehensive loss	(280,096)	–	–	–	–	–	–	(280,096)
Currency translation differences	–	17,658	2,960	19,756	–	–	491	40,865
As at 31 December 2014	(459,155)	(400,523)	(909,109)	(632,563)	(270,667)	(75,970)	(121,822)	(2,869,809)

209      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

30	DEFERRED INCOME TAX ASSETS AND LIABILITIES (Cont’d)

Deferred income tax liabilities: (Cont’d)

	The Company
	Fair value gains	Depreciation	Others	Total
As at 1 January 2013	(214,473)	(57,959)	(34,932)	(307,364)

Credited to profit or loss	–	5,327	4,353	9,680
Credited to other comprehensive loss	35,414	–	–	35,414

As at 31 December 2013	(179,059)	(52,632)	(30,579)	(262,270)

Credited to profit or loss	–	5,327	1,615	6,942
Charged to other comprehensive income	(280,096)	–	–	(280,096)

As at 31 December 2014	(459,155)	(47,305)	(28,964)	(535,424)

As at 31 December 2014 and 2013, taxable temporary differences relating to interest in equity method investees amounted to RMB2.69 billion and RMB2.65 billion, respectively. No deferred tax liabilities were recognized as at 31 December 2014 and 2013 as dividends from investments in associates and joint ventures are exempted from the PRC income tax and the Company has no plan to dispose any of these investees in the foreseeable future.

As at 31 December 2014 and 2013, taxable temporary differences relating to the undistributed profit of a wholly-owned foreign subsidiary amounted to RMB3.84 billion and RMB3.71 billion, respectively. No deferred tax liabilities were recognized in respect of the tax that would be payable on the distribution of these retained profit as at 31 December 2014 and 2013 as the Company controls the dividend policy of the subsidiary, and it has been determined that it is probable that the profits will not be distributed in the foreseeable future.

In accordance with the accounting policy set out in Note 2(t), the Company and its subsidiaries did not recognize deferred income tax assets in respect of certain deductible temporary differences and accumulated tax losses that can be carried forward against future taxable income as follow:

	As at 31 December
	2014	2013
Deductible temporary differences	2,408,796	982,656
Tax losses	7,056,577	6,217,548
	9,465,373	7,200,204

210      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

30	DEFERRED INCOME TAX ASSETS AND LIABILITIES (Cont’d)

The expiry dates of the tax losses of the Company and its subsidiaries for which no deferred income tax assets were recognized are summarized as follows:

	As at 31 December
Year of expiry	2014	2013
2014	–	500,575
2015	901,015	938,601
2016	1,589,376	1,589,376
2017	1,932,014	1,932,014
2018	1,256,982	1,256,982
2019	1,377,190	–
	7,056,577	6,217,548

31	ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEETS

As at 31 December 2014, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB66,981 million (2013: RMB64,792 million). On the same date, total assets less current liabilities were approximately RMB170,326 million (2013: RMB163,254 million).

32	INCOME TAX EXPENSE

	For the year ended 31 December
	2014	2013
Current income tax expense	6,028,790	4,579,901
Deferred income tax (Note 30)	(541,582)	(57,230)
	5,487,208	4,522,671

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2013: nil).

211      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

32	INCOME TAX EXPENSE (Cont’d)

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2014	2013
Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	26.45%	24.33%
Effect of tax losses not recognized	0.96%	0.48%
Effect of deductible temporary differences not recognized	1.67%	0.53%
Effect of non-taxable income	(1.86%)	(1.15%)
Effect of non-deductible expenses	1.59%	1.80%
Others	(0.01%)	(0.03%)

Effective tax rate	28.80%	25.96%
The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are tax exempted or taxed at preferential tax rates, as determined in accordance with the relevant PRC income tax rules and regulations for the years ended 31 December 2014 and 2013.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

The income tax rate applicable to Singapore subsidiaries is 17% (2013: 17%).

33	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2014	2013
Consolidated net profit attributable to equity holders of the Company	10,757,317	10,426,024
Weighted average number of the Company’s outstanding ordinary shares (’000)*	14,085,800	14,055,383

Basic and diluted earnings per share (RMB)	0.76	0.74

*Weighted average number of ordinary shares:

212      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

33	EARNINGS PER SHARE (Cont’d)

	2014	2013
	’000	’000
Issued ordinary shares at 1 January	14,055,383	14,055,383
Effect of share issue (note 20)	30,417	–

Weighted average number of ordinary shares at 31 December	14,085,800	14,055,383

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2014 and 2013.

34	NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

Bank balances and cash comprised the following:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

Total bank balances and cash	12,608,192	9,433,385	8,383,375	5,219,424
Add: Cash and cash equivalents reclassified to assets held for sale	–	34,488	–	–
Less: Restricted cash	369,825	126,201	22,988	22,823

Cash and cash equivalents as at year end	12,238,367	9,341,672	8,360,387	5,196,601

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

RMB	8,346,060	7,780,145	5,934,531	5,215,195
S$ (RMB equivalent)	1,064,479	1,109,913	–	–
US$ (RMB equivalent)	753,061	543,312	4,256	4,229
JPY (RMB equivalent)	4	15	–	–
HK$ (RMB equivalent)	2,444,588	–	2,444,588	–

Total	12,608,192	9,433,385	8,383,375	5,219,424

There is no material non-cash investing and financing transaction for the years ended 31 December 2014 and 2013.

213      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35	RELATED PARTY BALANCES AND TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Property Co., Ltd. and its subsidiaries	Subsidiaries of Huaneng Group
Xi’an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd (“HEC”) and its subsidiaries	Subsidiaries of Huaneng Group
Shandong Power Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Renewables Corporation Limited (“Huaneng Renewables”)	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. (“Hulunbeier Energy”)	A subsidiary of Huaneng Group
Huaneng Suzhou Thermoelectric Power Company Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Wuhan Power Co., Ltd.	A subsidiary of Huaneng Group
North United Power Co., Ltd. (“North United Power”) and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd. (“Huating Coal and Power”)	A subsidiary of Huaneng Group
Huaneng Clean Energy	A subsidiary of Huaneng Group
Huaneng Hong Kong	A subsidiary of Huaneng Group
Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Carbon Assets Management Company Limited (“Huaneng Carbon Assets”)	A subsidiary of Huaneng Group
Huaneng Heilongjiang Power Generation Co., Ltd. (“Heilongjiang Power”)	A subsidiary of Huaneng Group
Huaneng Shaanxi Qinling Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Zhejiang Zheneng Power Co., Ltd.*	An investee of Huaneng Group
Zhejiang Southeast Electric Power Co., Ltd.*	An investee of Huaneng Group
Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power Generation”)	A subsidiary of HIPDC
Huaneng Anyuan Power Generation Co., Ltd (“Anyuan Power Generation”)	A subsidiary of HIPDC
Huaneng Yingcheng Co-generation Limited Liability Company (“Yingcheng Cogeneration”)	A subsidiary of HIPDC
Lime Company	An associate of a subsidiary
Huaneng Group Fuel Company	An associate of the Company and also a subsidiary of Huaneng Group

214      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

Names of related parties	Nature of relationship

Rizhao Power Company	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng (Tianjing) Coal Gasification Power Generation Co., Ltd. (“Coal Gasification Co.”)	An associate of the Company and also a subsidiary of Huaneng Group
Shanghai Time Shipping	A joint venture of the Company
Nantong Power	A joint venture of the Company
Subsidiaries of Jiangsu Province Guoxin Asset Management Group Limited Company (“Jiangsu Guoxin”)**	A minority shareholder of the Company’s subsidiaries
Government-related enterprises***	Related parties of the Company

*
Zhejiang Southeast Electric Power Co., Ltd. was merged with Zhejiang Zheneng Power Co., Ltd. in December 2013. Mr. Gu Biquan, the vice president of the Company, acted as the vice chairman of Zhejiang Southeast Electric Power Co., Ltd.. Meanwhile, Huaneng Group holds 25.57% equity interest of Zhejiang Southeast Electric Power Co., Ltd.. After the merger, Zhejiang Southeast Electric Power Co., Ltd. was revoked and Huaneng Group holds 5% equity interest of Zhejiang Zheneng Power Co., Ltd..

**
The director of the Company, Mr. Xu Zujian also serves as the Vice President of Jiangsu Guoxin. Meanwhile, Jiangsu Guoxin holds 30%, 30%, 26.36%, 30% and 21% equity interest of Huaneng Nanjing Combined Cycle Co-generation Co., Ltd., Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Jinling Power Company and Jinling CCGT, respectively.

***
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, “Related Party Disclosures”, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries (“other government-related enterprises”).

The majority of the business activities of the Company and its subsidiaries are conducted with other government-related enterprises. For the purpose of the related party balances and transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government- related enterprises. However, many government-related enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in these financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the year and significant balances arising from related party transactions as at year end.

215      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(a)	Related party balances

(i)	Cash deposits in a related party

	As at 31 December
	2014	2013

Deposits in Huaneng
Finance
– Savings deposit	5,048,722	2,363,735

For the year ended 31 December 2014, the annual interest rates for these savings deposits placed with Huaneng Finance ranged from 0.35% to 1.35% (2013: from 0.35% to 1.35%).

(ii)	As described in Note 23 and 29, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group, Huaneng Finance, Xi’an Thermal, Huaneng Hong Kong and Huaneng Clean Energy.

(iii)
Except for those disclosed in Note 35(a)(ii), the balances with Huaneng Group, HIPDC, subsidiaries, associates, joint ventures and other related parties are unsecured, non- interest bearing and receivable/repayable within one year. As at and for the years ended 31 December 2014 and 2013, no provision is made on receivable balances from these parties.

Other receivables and assets comprised the following balances due from related parties:

	As at 31 December
	2014	2013

Due from Huaneng Group	5	–
Due from HIPDC	596	–
Due from associates	115,975	159,867
Due from a joint venture	50,000	50,000
Due from other related parties	61,891	61,354

Total	228,467	271,221

216      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(a)	Related party balances (Cont’d)

(iv)	Accounts payable and other liabilities comprised the following balances due to related parties:

	As at 31 December
	2014	2013

Due to Huaneng Group	1,313	1,083
Due to HIPDC	14,417	14,313
Due to associates	1,921,486	2,637,506
Due to a joint venture	288,983	776,720
Due to other related parties	2,225,035	850,886

Total	4,451,234	4,280,508

(v)
As at 31 December 2014, included in long-term loans (including current portion) and short- term loans are loans payable to other government-related enterprises amounting to RMB106 billion (2013: RMB109 billion).

The balances with government-related enterprises also included substantially all the accounts receivable due from domestic power plants of government-related power grid companies, the bank deposits placed with government-related financial institutions as well as accounts payables and other payables arising from the purchases of coal and property, plant and equipment construction and related labor service provided by other government-related enterprises. Except for bank deposits, these balances are unsecured, non-interest bearing and the majority of receivable/repayable is within one year.

217      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)	Related party transactions

	For the year ended 31 December
	2014	2013
HIPDC
Service fees expenses on transmission and transformer facilities	(140,771)	(140,771)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(1,657)	(1,657)
Rental charge on office buildings	(6,175)	–

Huaneng Group
Drawdown of long-term loans	–	640,485
Interest expense on long-term loans	(35,847)	(51,923)
Training fees	–	(10)
Purchase of capacity quota	–	(478,620)

Huaneng Finance
Interest expense on long-term loans	(23,384)	(23,169)
Interest expense on short-term loans	(86,795)	(66,756)
Drawdown of short-term loans	1,890,000	1,290,000

HEC and its subsidiaries
Purchase of coal and service fee occurred for transportation	(373,882)	(771,807)
Purchase of equipment	(65,397)	(55,424)
Purchase of materials	–	(479)

Shanghai Time Shipping
Purchase of coal and service fee paid for transportation	(2,705,865)	(2,654,082)

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained	(343,379)	(258,188)
Purchase of equipment	(279,254)	(311,565)
Service fees expenses on transmission and transformer facilities	–	(1,290)
Drawdown of short-term loans	200,000	100,000
Interest expense on short-term loans	(6,500)	(1,978)

Rizhao Power Company
Sales of coal	–	20,559
Purchase of coal	(1,569,653)	(1,623,360)
Purchase of materials	(52,252)	(58,962)
Purchase of electricity	(5,399)	(8,369)
Sales of electricity	1,042	2,779
Rental charge on lease of certain property, plant and equipment	(13,698)	(14,763)
Purchase of power generation quota	(58,164)	(15,356)
Sales of power generation quota	–	7,704

218      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)	Related party transactions (Cont’d)

	For the year ended 31 December
	2014	2013
Huaneng Renewables
Agency fee on CDM projects	–	(900)

Hulunbeier Energy
Purchase of coal	(418,718)	(425,978)

Lime Company
Purchase of lime	(69,911)	(113,697)

Huaneng Group Technology Innovation Center
Technical services and industry-specific technological project contracting services obtained	(85,696)	(70,400)

Huaneng Property Co., Ltd. and its subsidiaries
Rental charge on office buildings	(112,029)	(96,868)
Property management fee	(1,578)	–

North United Power and its subsidiaries
Purchase of coal	(84,009)	(134,975)
Entrusting other parties for power generation	(38,855)	–
Rental charge on office buildings	(80)	–

Huating Coal and Power
Purchase of coal	(1,105,100)	(1,190,240)

Huaneng Suzhou Thermoelectric Power Company Ltd.
Handling service provided	1,276	–

Ruijin Power Generation
Sales of coal	–	34,885

Huaneng Wuhan Power Co., Ltd.
Sales of coal	–	8,851
Handling service provided	1,003	–

Alltrust Insurance Co., Ltd.
Premiums for property insurance	(171,555)	(159,727)
Rental revenue	842	982

219      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)	Related party transactions (Cont’d)

	For the year ended 31 December
	2014	2013
Huaneng Group Fuel Company and its subsidiaries
Purchase of coal and service fee paid for transportation	(12,277,448)	(9,751,792)
Sales of coal	–	65,586
Handling service provided	25,043	30,066
Transportation service provided	–	4,057
Port usage fee	–	13,571

Huaneng Shaanxi Qinling Power Generation Co., Ltd.
Purchase of power generation quota	(6,862)	–

Huaneng Clean Energy
Drawdown of short-term loans	150,000	150,000
Interest expense on short-term loans	(7,920)	(6,422)
Technical services and industry-specific technological project contracting services obtained	(10,688)	–

Coal Gasification Co.
Purchase of water and electricity	(2,688)	–

Anyuan Power Generation
Purchase of coal	(7,997)	–
Provision of entrusted power generation	241,868	295,020

Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.
Purchase of power generation quota	(169,598)	(119,196)

Zhejiang Southeast Electric Power Co., Ltd.
Purchase of power generation quota	–	(39,591)

Nantong Power
Entrusting other parties for power generation	(27,985)	–
Rental revenue	3,440 –
Sale of steam	24,551	–

220      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)	Related party transactions (Cont’d)

	For the year ended 31 December
	2014	2013
Shandong Power Limited and its subsidiaries
Purchase of power generation quota	(75,168)	(183,866)
Purchase of equipment	(3,295)	(1)
Purchase of coal	(2,102,114)	(1,558,130)
Interest expense on short-term loans	–	(2,200)
Technical services and industry-specific technological project contracting services obtained	(22,090)	(1,590)
Training service provided	–	61
Transportation service provided	19,743	33,037
Handling service provided	1,266	3,250
Labor service provided	10,464	–
Rental revenue	8,500	–
Sale of capacity quota	21,850	–

Huaneng Carbon Assets
Technical services and industry-specific technological project contracting services obtained	(762)	(1,702)

Heilongjiang Power
Service fee	–	(300)

Huaneng Group Hong Kong
Drawdown of short-term loans	100,000	–
Interest expense on short-term loans	(2,850)	–

Yingcheng Cogeneration
Sale of cable	435	–

Subsidiaries of Jiangsu Guoxin
Provision of entrusted power generation	29,232	75,736
Entrusting other parties for power generation	(967)	(7,977)

221      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)	Related party transactions (Cont’d)

For the years ended 31 December 2014 and 2013, the Company provided management service to certain power plants owned by Huaneng Group and HIPDC. The Company did not receive any management fee. At the same time, Huaneng Group provided management services to certain branches and subsidiaries of the Company in specified provinces. The Company did not pay any management fee for such arrangements.

For the additional capital injection in associates and joint ventures, please refer to Note 8.

Transactions with government-related enterprises

For the years ended 31 December 2014 and 2013, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies. The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its subsidiaries’ loans are also government- related financial institutions.

For the years ended 31 December 2014 and 2013, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(c)	Guarantees

	As at 31 December
	2014	2013
(i) Long-term loans guaranteed by
– Huaneng Group	290,520	427,332
– HIPDC	2,000,000	2,000,000

(ii) Long-term bonds guaranteed by
– HIPDC	4,000,000	4,000,000
– Government-related banks	3,300,000	5,000,000

222      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(d)	Pre-tax benefits and social insurance of key management personnel

	For the year ended 31 December
	2014	2013

Salaries	8,546	9,126
Pension	1,350	1,324

Total	9,896	10,450

(e)	Related party commitments

Related party commitments which were contracted but not recognized in balance sheet as at balance sheet dates are as follows:

(i)	Capital commitments

	As at 31 December
	2014	2013

Xi’an Thermal and its subsidiaries	256,217	249,095
HEC and its subsidiaries	38,992	44,702
Shanghai Time Shipping	7,220	33,500
A subsidiary of Shandong Power Limited	2,280	5,722

	304,709	333,019

(ii)	Fuel purchase and transportation commitments

	As at 31 December
	2014	2013

Huaneng Group Fuel Company and its subsidiaries	2,619,442	1,633,705
Shanghai Time Shipping	223,534	207,287
HEC and its subsidiaries	3,334	19,380
Huating Coal and Power	40,141	88,200
North United Power and its subsidiaries	–	10,044
Shandong Power Limited and its subsidiaries	69,632	83,571

	2,956,083	2,042,187

223      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

35	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(e)	Related party commitments (Cont’d)

(iii)	Operating lease commitments

	As at 31 December
	2014	2013
HIPDC	81,035	57,990
Huaneng Property Co., Ltd.	262,390	32,528

	343,425	90,518

36	LABOR COST

Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 14% to 22% (2013: 14% to 22%) of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31 December 2014 were approximately RMB621 million (2013: RMB565 million), including approximately RMB593 million (2013: RMB539 million) charged to profit or loss.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to four times the employees’ contributions. The employees will receive the total contributions upon their retirement. For the year ended 31 December 2014, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB171 million (2013: RMB154 million), including approximately RMB164 million (2013: RMB150 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 6.5% to 16% (2013: 6.5% to 16%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions made by SinoSing Power and its subsidiaries for the year ended 31 December 2014 amounted to approximately RMB14.70 million (2013: RMB14.70 million), all of which were charged to profit or loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the annual contributions made above.

224      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

36	LABOR COST (Cont’d)

In addition, the Company and its subsidiaries also make contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries amounted to approximately RMB462 million (2013: RMB433 million) and RMB519 million (2013: RMB458 million) for the year ended 31 December 2014, including approximately RMB439 million (2013: RMB414 million) and RMB483 million (2013: RMB428 million) charged to profit or loss, respectively.

37	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS

(a)	Pre-tax benefits and social insurance of directors and supervisors

The remuneration of every director and supervisor of the Company for the year ended 31 December 2014 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of director
Mr. Cao Peixi	–	–	–	–	–
Mr. Guo Junming4	–	–	–	–	–
Mr. Liu Guoyue	–	278	258	117	653
Mr. Li Shiqi	–	–	–	–	–
Mr. Huang Jian	–	–	–	–	–
Mr. Fan Xiaxia	–	358	494	122	974
Mr. Mi Dabin2	–	–	–	–	–
Mr. Guo Hongbo	48	–	–	–	48
Mr. Xu Zujian	48	–	–	–	48
Ms. Li Song2	–	–	–	–	–
Mr. Li Zhensheng	74	–	–	–	74
Mr. Qi Yudong	74	–	–	–	74
Mr. Zhang Shouwen	74	–	–	–	74
Mr. Yue Heng2	–	–	–	–	–
Ms. Zhang Lizi2	–	–	–	–	–
Mr. Huang Long1	–	–	–	–	–
Mr. Shan Qunying1	48	–	–	–	48
Mr. Xie Rongxing1	48	–	–	–	48
Mr. Shao Shiwei1	74	–	–	–	74
Mr. Wu Liansheng1	74	–	–	–	74

Sub-total	562	636	752	239	2,189

225      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

37	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont'd)

(a)	Pre-tax benefits and social insurance of directors and supervisors (Cont’d)

	Fees	Basic salaries	Performance salaries	Pension	Total

Name of supervisor
Mr. Ye Xiangdong2	–	–	–	–	–
Mr. Mu Xuan2	–	–	–	–	–
Mr. Hao Tingwei3	–	–	–	–	–
Ms. Zhang Mengjiao	–	–	–	–	–
Mr. Gu Jianguo	48	–	–	–	48
Mr. Wang Zhaobin	–	305	420	111	836
Ms. Zhang Ling	–	129	505	102	736

Sub-total	48	434	925	213	1,620

Total	610	1,070	1,677	452	3,809

The remuneration of every director and supervisor of the Company for the year ended 31 December 2013 is set out below:

	Fees	Basic salaries	Performance salaries	Pension	Total
Name of director
Mr. Cao Peixi	–	–	–	–	–
Mr. Huang Long	–	–	–	–	–
Mr. Li Shiqi	–	–	–	–	–
Mr. Huang Jian	–	–	–	–	–
Mr. Liu Guoyue	–	318	353	113	784
Mr. Fan Xiaxia	–	351	484	113	948
Mr. Shan Qunying	48	–	–	–	48
Mr. Guo Hongbo	48	–	–	–	48
Mr. Xu Zujian	48	–	–	–	48
Mr. Xie Rongxing	48	–	–	–	48
Mr. Shao Shiwei	74	–	–	–	74
Mr. Wu Liansheng	74	–	–	–	74
Mr. Li Zhensheng	74	–	–	–	74
Mr. Qi Yudong	74	–	–	–	74
Mr. Zhang Shouwen	74	–	–	–	74

Sub-total	562	669	837	226	2,294

226      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

37	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont'd)

(a)	Pre-tax benefits and social insurance of directors and supervisors (Cont’d)

	Fees	Basic salaries	Performance salaries	Pension	Total
Name of supervisor
Mr. Guo Junming	–	–	–	–	–
Mr. Hao Tingwei	48	–	–	–	48
Ms. Zhang Mengjiao	–	–	–	–	–
Mr. Gu Jianguo	48	–	–	–	48
Mr. Wang Zhaobin	–	299	412	99	810
Ms. Zhang Ling	–	113	438	95	646

Sub-total	96	412	850	194	1,552

Total	658	1,081	1,687	420	3,846

1	Retired on 18 September 2014.
2	Appointed on 18 September 2014.
3	Mr. Hao Tingwei passed away on 22 January 2014.
4	Mr. Guo Junming retired from supervisor and appointed as director on 18 September 2014.

During the year, no option was granted to the directors or the supervisors (2013: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2013: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2014 and 2013.

227      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

37	DIRECTORS’, SUPERVISORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont'd)

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include one director (2013: one director) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2013: four) individuals during the year (within the range of nil to RMB0.85 million) are as follows:

	For the year ended 31 December
	2014	2013
Basic salaries	1,220	1,197
Performance salaries	1,680	1,647
Pension	454	418
	3,354	3,262

38	COMMITMENTS

(a)	Capital commitments

Capital commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants. Details of such commitments are as follows:

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

Contracted but not provided	20,333,112	16,915,952	2,779,201	5,253,373
Authorized but not contracted	1,619,696	1,069,370	597,649	693,218

Total	21,952,808	17,985,322	3,376,850	5,946,591

(b)	Operating lease commitments

The Company and its subsidiaries have various operating lease arrangements for land and buildings. Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company and its subsidiaries’ activities concerning dividends, additional debts or further leasing.

228      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

38	(Cont’d)

(b)	Operating lease commitments (Cont’d)

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As at 31 December
	2014	2013
Land and buildings
– not later than 1 year	149,344	61,775
– later than 1 year and not later than 2 years	147,495	27,441
– later than 2 years and not later than 5 years	116,968	27,147
– later than 5 years	1,040,418	1,150,419

	1,454,225	1,266,782

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended 31 December 2014 and 2013, the annual rentals both were approximately RMB34 million, respectively.

229      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

38	(Cont’d)

(c)	Fuel purchase commitments

The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

2014
	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2015	2.8 million ton/year	not defined
A government-related enterprise	2015-2039	2.8 million m3/day*	2.92/m3
A government-related enterprise	2015–2023	541 million m3/day*	2.33/m3
	2015–2023	450 million m3/day*	2.92/m3
Other suppliers	2015-2016	244.5BBtu**/day	approximately 70,000/BBtu
	2017-2022	248BBtu/day	approximately 70,000/BBtu
	2023	247.5BBtu/day	approximately 70,000/BBtu
	2024-2028	49.9BBtu/day	approximately 90,000/BBtu

2013
	Periods	Purchase quantities	Estimated unit costs (RMB)

A government-related enterprise	2014-2015	2.8 million ton/year	not defined
A government-related enterprise	2014–2023	541 million m3/year*	1.97/ m3
	2014–2023	450 million m3/year*	2.92/ m3
Other suppliers	2014	90.1BBtu/day	(i)
	2015-2022	72.5BBtu/day	(i)
	2023	72.4BBtu/day	(i)
	2024-2028	49.9BBtu/day	(i)

*	The quantities represent maximum volume, others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit

(i) No estimated unit cost information available for daily purchase quantities of 4,240million BBtu from 2015 to 2028 as at and before 31 December 2013.

230      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

39	FINANCIAL GUARANTEES

	The Company and its subsidiaries As at 31 December		The Company As at 31 December
	2014	2013	2014	2013

Financial guarantees - granted to a subsidiary	–	–	12,861,331	13,628,555

Based on historical experience, no claims have been made against the Company since the dates of granting the financial guarantees described above.

40	BUSINESS COMBINATIONS

Acquisition of Zhumadian Wind Power

In November 2014, the Company acquired 90% equity interests of Zhumadian Wind Power from Henan Lantian Group Co., Ltd. The aggregate cash consideration of the acquisition amounted to RMB23.68 million. The fair values of assets and liabilities arising from the acquisition of Zhumadian Wind Power and non- controlling interest’s proportionate share of acquiree’s net assets on the acquisition date are as follows:

Zhumadian Wind Power

Bank balances and cash	9
Other receivables	15,583
Inventories	20
Property, plant and equipment	10,750
Payables and other liabilities	(48)

Total identifiable net assets	26,314
Non-controlling interests	(2,631)
Goodwill	–
Consideration	23,683

As at 31 December 2014, Zhumadian Wind Power was still under construction.

231      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

41	NON-CONTROLLING INTERESTS

The following table summarizes the information relating to each of the Company and subsidiaries that have material non controlling interests (“NCI”):

	Qinbei Power Company	Beijing Cogeneration	Luohuang Power Company	Weihai Power Company	Jinling Power Company	Yueyang Power Company	Shidongkou Power Company	Yangliuqing Cogeneration	Other individually immaterial subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%
31 December 2014
Non-current assets	12,468,950	4,861,762	4,491,788	5,016,286	6,053,110	5,481,010	4,184,272	2,753,641
Current assets	1,671,490	1,348,041	967,057	643,829	681,848	1,675,476	479,770	635,546
Non-current liabilities	(4,033,498)	(505,544)	(337,330)	(291,886)	(3,336,497)	(1,512,909)	(1,708,800)	(290,710)
Current liabilities	(4,832,978)	(1,161,981)	(2,184,952)	(2,198,983)	(1,054,216)	(3,234,572)	(1,154,784)	(901,641)
Net assets	5,273,964	4,542,278	2,936,563	3,169,246	2,344,245	2,409,005	1,800,458	2,196,836
Carrying amount of NCI	2,088,919	2,570,827	1,153,607	1,267,699	937,720	1,082,027	900,229	987,681	3,664,506	14,653,215

Revenue	7,202,737	5,522,496	3,790,158	4,462,576	4,603,881	3,414,762	2,212,549	2,469,628
Net profit	1,148,208	1,267,225	307,786	990,936	575,309	381,660	415,819	455,002
Total comprehensive income	1,148,208	1,267,225	307,786	990,936	575,309	381,660	415,819	455,002
Profit allocated to NCI	459,283	747,663	123,114	396,374	230,124	171,747	207,909	204,751	264,090	2,805,055
Other comprehensive income allocated to NCI	–	–	–	–	–	–	–	–	(313)	(313)
Cash flow from operating activities	2,086,088	1,544,626	838,484	1,522,446	1,278,901	939,572	740,734	667,560
Cash flow from investment activities	(1,150,754)	(680,480)	(224,873)	(254,105)	(248,702)	(845,313)	(157,852)	(170,819)
Cash flow from financing activities	(931,763)	(920,279)	(602,121)	(1,271,787)	(1,108,039)	(111,758)	(508,833)	(498,704)
Net increase /(decrease) incash and cash equivalents	3,571	(56,133)	11,490	(3,446)	(77,840)	(17,499)	74,049	(1,963)
Dividends paid to NCI	–	155,911	100,000	200,011	210,169	141,683	200,000	99,972

232      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

41	NON-CONTROLLING INTERESTS (Cont'd)

	Qinbei Power Company	Beijing Cogeneration	Luohuang Power Company	Weihai Power Company	Jinling Power Company	Yueyang Power Company	Shidongkou Power Company	Yangliuqing Cogeneration	Other individually immaterial subsidiaries	Total

31 December 2013
Non-current assets	12,846,706	4,993,083	4,697,318	5,210,683	7,614,270	5,730,660	4,353,809	2,805,530
Current assets	1,739,864	945,067	980,195	693,725	1,031,919	1,071,740	443,995	606,043
Non-current liabilities	(3,431,060)	(654,821)	(706,101)	(42,560)	(3,786,577)	(1,931,979)	(2,275,801)	(697,662)
Current liabilities	(7,065,834)	(2,214,356)	(1,842,635)	(2,975,210)	(2,249,999)	(2,543,955)	(737,365)	(749,917)
Net assets	4,089,706	3,068,973	3,128,777	2,886,638	2,609,613	2,326,466	1,784,638	1,963,994
Carrying amount of NCI	1,635,882	1,810,694	1,251,511	1,154,656	1,043,845	1,046,910	892,320	883,797	3,022,694	12,742,309

Revenue	7,740,172	4,109,609	5,083,562	4,403,700	5,815,540	4,051,236	2,869,727	2,577,167
Net profit		989,508	260,224	629,482	831,852	1,017,767	379,155	533,979	252,446
Total comprehensive income	989,508	260,224	629,482	831,852	1,017,767	379,155	533,979	252,446
Profit allocated to NCI	395,803	153,532	251,793	332,741	407,107	170,620	266,990	113,601	381,807	2,473,994
Other comprehensive income allocated to NCI	–	–	–	–	–	–	–	–	(757)	(757)
Cash flow from operating activities	2,379,982	943,889	1,330,704	1,473,143	1,741,649	926,746	685,572	627,390
Cash flow from investment activities	(792,933)	(352,980)	(260,088)	(313,930)	(304,778)	(320,987)	(127,757)	(116,495)
Cash flow from financing activities	(1,960,638)	(564,632)	(1,079,801)	(1,256,761)	(1,480,323)	(648,793)	(643,589)	(504,954)
Net (decrease)/increase in cash and cash equivalents	(373,589)	26,277	(9,185)	(97,548)	(43,452)	(43,044)	(85,774)	5,957
Dividends paid to NCI	–	–	69,595	33,358	158,649	–	75,000	–

233      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 December 2014
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

42	SUBSEQUENT EVENT

(a)	After the end of the reporting period, the directors proposed a final dividend. Further details are disclosed in Note 22.

(b)
On 13 October 2014, the Company entered into equity transfer agreements with Huaneng Group and HIPDC to acquire the 91.80% interests of Huaneng Hainan Power Inc., 75% interests of Wuhan Power, 53.45% interests of Suzhou Thermal Power, 97% interests of the Enshi Qingjiang Dalongtan Hydropower Development Co., Ltd. and 100% interests of Huaneng Hualiangting Hydropower Co., Ltd. from Huaneng Group at a total cash consideration of RMB7,337,647,400, and 60% interests of Huaneng Chaohu Power Generation Co., Ltd., 100% interests of Ruijin Power, 100% interests of Anyuan Power, 100% interests of Jingmen Thermal Power and 100% interests of Yingcheng Thermal Power from HIPDC at a total cash consideration of RMB1,938,178,900. On 8 January 2015, according to the agreements, the Company paid 50% of the consideration to Huaneng Group and HIPDC, respectively. The Company is still in the progress of reviewing the financial information of these newly acquired entities as of the acquisition date.

(c)
On 13 March 2015, No.2 generation unit of Beijing Cogeneration, a subsidiary of the Company caught fire and ignited flammable materials. The four generation units at Beijing Cogeneration were suspended operation after the incident. After clean-up work and due enquiries with personnel at the scene on that day, it was confirmed that there was no casualties. The Company and Beijing Cogeneration are now organizing rescue, clean-up work and dealing with the aftermath.

234      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

FINANCIAL STATEMENTS RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net consolidated profit and equity attributable to equity holders of the Company, are summarized as follows:

	Consolidated profit attributable to equity holders of the Company		Total equity attributable to equity holders of the Company
	For the year ended		As at 31 December
	2014	2013	2014	2013

Consolidated net profit/equity attributable to equity holders of the Company under PRC GAAP	10,545,751	10,520,134	69,198,218	61,747,780

Impact of IFRS adjustments:
Effect of reversal of the recorded the amounts received in advance of previous years (a)	261,471	261,339	(296,668)	(558,139)
Amortization of the difference in the recognition of housing benefits of previous years (b)	(940)	(940)	(137,582)	(136,642)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(27,016)	(27,368)	263,517	290,533
Differences in accounting treatment on business combinations under common control (d)	–	–	3,466,949	3,466,949
Difference in depreciation and amortization of assets acquired in business combinations under common control (d)	(60,348)	(175,750)	(2,200,618)	(2,140,270)
Applicable deferred income tax impact of the GAAP differences above (e)	18,842	36,292	312,440	293,599
Others	6,150	(297,904)	(45,233)	(67,673)
Profit/Equity attributable to non-controlling interests on the adjustments above	13,407	110,221	(431,532)	(445,472)

Profit/Equity attributable to equity holders of the Company under IFRS	10,757,317	10,426,024	70,129,491	62,450,665

235      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

FINANCIAL STATEMENTS RECONCILIATION BETWEEN PRC GAAP AND IFRS

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company received payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized in profit or loss when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively. The current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

236      HUANENG POWER INTERNATIONAL, INC. │ 2014 ANNUAL REPORT

FINANCIAL STATEMENTS RECONCILIATION BETWEEN PRC GAAP AND IFRS

(d)	Differences in accounting treatment on business combinations under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight- line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be different which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:     April 20, 2015